SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2011 and 2010.

Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Annual Report and Financial Statements

for the fiscal years ended

June 30, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Cover
Annual Report
Consolidated Balance Sheet	2
Consolidated Income Statement	3
Consolidated Cash Flow Statement	4
Notes to the Consolidated Financial Statements	7
Consolidated Schedules
Balance Sheet	98
Income Statement	99
Statement of Changes in Shareholders’ Equity	100
Cash Flow Statement	101
Notes to the Financial Statements	103
Schedules	160
Business Highlights	181
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations	171
Report of Independent Registered Public Accounting Firm
Exhibit I: Corporate Governance Report	122

LETTER TO SHAREHOLDERS

Dear Shareholders,

The year that has come to a close brought highly positive results for Cresud. Our operations in the Latin American region have expanded in line with our belief in the agribusiness potential of this region, which has several features that position it as a luring destination for agricultural investments. It has the biggest water reserves in the world and lands with high production potential, competitive production costs and suitable infrastructure.

The U.S. stocks-to-use ratio, at historical lows, and the increased world demand for food, mainly from China, as well as the decrease in farmable land per inhabitant ensure a high potential for growth in the regional agricultural industry and mainly for Cresud, which has consolidated as one of the major agricultural players in the region. These fundamentals have underpinned the rise in commodity prices: in 2011 they regained the values that prevailed prior to the international financial crisis.

Cresud has reached 700,000 hectares under its control in Argentina, Bolivia and Paraguay, achieving a gross income derived from its agribusiness segment of US$ 56 million, whereas BrasilAgro posted gross income for US$ 25 million, with a surface area of 175,000 hectares.

The past season has been excellent for all our agricultural operations in the region. The good weather conditions allowed to obtain satisfactory yields, which were reflected in the crop margins obtained.

In Argentina, we reached a total production of 408,404 tons of crops during the year, over an exploited area of 100,000 hectares, and we have leased farms over a total surface area of 52,000 hectares, thus optimizing our production portfolio. Yields of our soybean plantations in Argentina improved from 2.5 tons per hectare in the previous season to 2.9 tons per hectare in the last season. Corn plantations increased from 6.1 tons per hectare to 7.0 tons per hectare.

With a view to optimizing our dairy parlor operations, we have unified them in an only farm. Hence, we sold La Juanita farm which had been devoted to the production of crops and milk in the Province of Buenos Aires. Closed for a price of US$ 18 million, this transaction has exceeded by almost four times the book value of this asset, reflecting the high appraisal of farmland experienced in Argentina during recent years.

Cresud’s cattle raising activities benefited from an increase in the local price of beef cattle during fiscal 2011 in the region of 40%, measured on the basis of the performance shown by Mercado de Liniers’ Steer Index. This was due to the general lower market supply, a trend has been observed since the past year. As an offset to this situation that seems to favor cattle farmers, the decrease in supply has adversely affected the slaughtering and cold storage activities: our investment in Exportaciones Agroindustriales Argentinas S.A. has not escaped unscathed and we are implementing an action plan to adapt this company’s operations to the new context in the slaughtering and cold storage industry.

We have made progress in the development of our farms in Argentina, demonstrating that this business model is replicable in other countries such as Brazil and Paraguay. Therefore, a comprehensive view of our portfolio shows that we increased our planted surface area, reaching 179,000 hectares. For the next season we plan to expand it to more than 210,000 hectares.

Yields of the farms in development in Argentina have improved as a result of technological breakthroughs, experienced management, ripening time and favorable weather. At Agropecuaria Anta we already have over 20,000 hectares in operation. Most of them were developed more than two years ago and have exhibited yields such as 3.5 tons per hectare in soybean and 5.7 tons per hectare in corn. We continue to incorporate new agricultural areas in our Los Pozos and Agropecuaria Anta developments in Salta where we have already reached

3

the mark of 26,000 hectares devoted to agricultural activities and we expect to maintain the same pace of development in the coming fiscal years. Other farms, such as La Suiza in Chaco, or La Esmeralda in Santa Fe, have shown interesting potential for the shift from cattle raising to agricultural land. In the case of La Esmeralda, for instance, 78% of the hectares that have been in production for the past four seasons were used for cattle raising activities and only 22% for agriculture, whereas in the past fiscal year agricultural activities spanned already 75% of the surface area being operated, and we seek to occupy 100% of the surface area in 2012. In Brazil, we increased our share in BrasilAgro through the acquisition of the ownership interest held by Tarpon Investimentos. Brasilagro can greatly benefit from appealing prospects concerning the acquisition, development and operation of farms in Brazil and has extended the surface area devoted to agricultural operations at an average rate of 38% per annum ever since it started operations in 2006, exceeding the 58 thousand hectares planted in the most recent season. By the end of 2010, BrasilAgro made an appraisal of its farms through an independent consultant, which reflected that its portfolio had more than doubled over a span of only three years.

In Paraguay, we have planted a surface area of approximately 5,300 hectares, and this year we are planning to incorporate into production a further 3,000 hectares that have been prepared during this fiscal year. We believe that over the seasons, yields will stabilize until reaching projected levels.

In Bolivia, we have started to rotate slightly our portfolio, as we sold for US$ 4,000/hectare a 910-hectare farm that we had bought at US$ 2,300/hectare two years ago. Besides, we acquired a further 2 farms for a total of US$ 13.5 million. One of them, acquired at US$ 2,100/hectare, is engaged in soybean production. And the other, at US$ 3,150/hectare, is devoted to the production of sugar cane. Overall, thanks to the experience gained in these two years our Bolivia-based operations have seen an improvement in the yields obtained, surpassing average industry figures in the region, and we believe there are opportunities for further improvement during the next season.

When it comes to our subsidiary IRSA, it has had a great year: its EBITDA increased by 9%, showing the strength of its business lines exposed to consumption and the robustness of real estate in Argentina. One of this fiscal year’s highlights has been the acquisition by IRSA of the equity stake formerly held in Alto Palermo S.A. by its partner in the shopping center business, Parque Arauco S.A. The acquisition will allow IRSA to consolidate its leading position in this business, raising its exposure to the most complete, sophisticated and dynamic Shopping Center portfolio in the Argentine market. Besides, Alto Palermo S.A. sold an 80% stake in Tarshop S.A.’s capital stock to Banco Hipotecario S.A., consolidating consumer finance activities in this company.

The year 2011 marked Cresud’s seventy-fifth anniversary. Throughout these years we have exhibited major growth in areas intended for agriculture and beef cattle and gained vast experience as agribusiness leaders. We are well aware of our priority being to care for the resources with which we work. An attitude of care is of the essence if we want to ensure our business sustainability. Therefore, we have implemented cutting-edge technology to better handle inputs, preserve water and protect the soil. We encourage our contractors to keep abreast of the latest trends so that we attain a joint cycle of continuous improvement and we foster improvements in the quality of living of the rural communities where we have a presence by providing them with infrastructure for education and health care. It is by taking care of our natural resources and by developing our human resources that we will continue to be an industry leader.

We understand that South America has the potential for producing and exporting the food required to meet the increase in global demand in the coming years. It is for these reasons that we seek to devote our expertise to the consolidation of an inimitable regional portfolio with major development and value enhancement potential, by being ahead in the cycle of land appreciation both in Argentina and in the continent at large. We believe in the success of our model, and for such reason we are analyzing opportunities in other countries in the region in addition to Brazil, Bolivia and Paraguay.

4

On top of that, if we consider that the investment in real estate and in agricultural land has historically functioned as a shelter against inflation in times of monetary expansion, the appreciation prospects of these assets become even more encouraging, given the volume of financial resources that the main countries in the world have injected in the markets to navigate out of the global financial crisis.

Our future objectives shall only be attainable with the joint endeavors of our Shareholders, Creditors, Directors, Customers, Suppliers, Employees and the Community at large, who also happen to be playing the leading roles in our current situation. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

City of Buenos Aires, September 8, 2011.

Saúl Zang Vice president I Acting as President

5

OUR STRATEGY

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or medium or long-term value appreciation and selectively disposing of properties subsequently as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

To such end, we seek to:

•

Focus on maximizing value of our agricultural real estate assets. We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•

Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

•

Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

•

Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2011, BrasilAgro had 9 properties totaling 175,211 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, since fiscal year 2009, Cresud entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2011, the Company owned 16,255 hectares located in the Republic of Bolivia, and 50% of 45,578 hectares located in the Republic of Paraguay.

6

•	Increase and optimize production yields. We seek to increase and improve our production yields through the following initiatives:

•

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

•

We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•	In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health.

•	Increased production. Our goal is to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•

Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2011, we owned 228,772 hectares of land reserves and held approximately 110,285 hectares under concession , as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not allocated to production.

7

•

Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

•

Preservation of long-term value of our investment in IRSA. We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

8

Macroeconomic Context

International Outlook

The global economy has continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2010, the world’s Gross Domestic Product (“GDP”) rose 5.1% and accumulated an annualized growth of 4.3% in the first quarter of 2011, reversing the unprecedented contraction recorded in 2009. GDP in the most developed markets increased 3% in 2010, whereas in the developing countries’ markets, it soared 7.3%.

2010 and the first six months of 2011 showed a significant recovery compared to 2009. International financial markets were favored by corporate profits. Stock prices in emerging Asia, Latin America and the United States regained their values prior to the crisis. At global level, the MSCI All Countries index picked up a 10.42% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 9.55% variation whilst the MSCI Emerging Markets rose 16.36%. Furthermore, it must be highlighted that performance at the level of developing countries was higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in U.S. dollars). The S&P500 rose by 10.66%; the FTSE 100 by 4.68%, and the Nikkei by 9.42%, while the Bovespa rose by 2.43% and Argentina’s Merval rose by 41.83%.

The IMF’s projections show that the economic activity will drop slightly during the second quarter of 2011 and will resume growth during the second half of the year. According to the IMF, global output is set to grow at an annualized rate of 4.3% throughout 2011. However, regional disparities continue as the forecasts for the developed economies and for the developing economies are 2.2% and 6.6% respectively. It seems that during the first half of 2011, the financial markets did not show such an encouraging outlook as in 2010. The MSCI All Countries varied by 2.69%, the MSCI World by 3.36% and the MSCI Emerging Markets varied by -1.49%.

According to the IMF, inflation at the global level was 3.5% in 2010, 1.2 bp higher than in 2009. In line with the growth rate observed, inflation in the emerging markets was 6.2%, higher than the one recorded in developed countries, which stood at 1.6%.

During the past year and the first 6 months of 2011, the commodities market recorded rises in most raw materials. The GSCI All Metals Industrial index shows that metal prices rose 16.73% in 2010 and 2.1% in 2011. The price of energy, as measured by the GSCI Energy index, increased 1.91% in 2010 and climbed 8.15% in 2011. Finally, the GSCI Agriculture saw strong increases in the prices of agricultural commodities, which went up by 34.19% in 2010, although these figures evaporated in 2011, as agricultural commodity prices fell by 5.54%.

During this fiscal year, the markets were adversely affected by doubts on the sustainability of the debt of most peripheral European countries and their difficulties in implementing the fiscal tightening programs required. The PIGs credit default swaps increased substantially, and concerns arose again regarding the vulnerability of the banks in developed Europe, given their significant debt holdings of peripheral countries. In turn, the United States is having difficulties in finding a solution for its public account deficit, which accounts for 10% of its GDP, and an indebtedness that reached the US$ 14.3 billion ceiling imposed by Congress.

The Argentine Economy

Given this international context, the Argentine GDP has resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the same positive trend in the level of activity is noted. For the first 6 months of 2011, the Monthly Economic Activity Estimator” EMAE”, usually used to predict the GDP, rose 8.9% compared to the same month in the previous fiscal year, with an upward trend.

9

During 2010, Consumption has continued to be the main component in the aggregate demand, accounting for 65% of the GDP. In this regard, private consumption recorded an annual growth of 9% while public consumption grew 9.2% (according to the Ministry of Economy).

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not show a reliable accuracy level. According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in 2010 was approximately 10.9%, recording a considerable increase in beef of 39%, followed by clothes, up by 15%, and education, up by 12%. As regards wholesale prices, in 2010 there was a 14.56% variation in the Wholesale Internal Price Index (“IPIM”), a 15.67% variation in the Wholesale Internal Basic Price Index (“IPIB”), and a 16.04% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index published by Estudio Broda (which combines the FIEL Consumer Price Index, the Buenos Aires Consumer Price Index and the combined Consumer Price Index for 7 provinces whose statistical agencies do not share the official criterion), the average pricing level of the economy increased 22.5% in 2010 compared to the previous year. This figure is almost twice as big as that unveiled by the official statistics.

As concerns 2011, the INDEC’s measurements show that accumulated inflation for the first 6 months is in the whereabouts of 5.5%. In turn, Estudio Broda’s measurements suggest an annualized inflation rate of 23%.

In connection with the labor market, in 2010 the unemployment rate was reduced to 7% of the active population, compared to 8% in 2009. On the salary side, the average salary in the Argentine economy accumulated a 26.2% raise in 2010, way above the official figures for retail inflation and in line with private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2011 was 13.5%.

Argentina’s external sector showed during 2010 a surplus trade balance, with exports for US$ 81.3 billion and imports for US$ 67.9 billion according to official data. During the first quarter of 2011, the trade surplus decreased, as imports grew at higher rates than exports.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2010 was Ps. 25,115 million. This stands for a 45.2% rise compared to the year 2009.

During fiscal year 2010, the indebtedness/GDP ratio was reduced from 48.8% to 45.8%. In addition, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The volatility that affected the financial markets caused by the emergence of debt problems in peripheral European countries and discussions on the United States’ debt ceiling triggered a substantial increase in the surcharge Argentina pays for its debt, which stood at 630 points as of July 2011, compared to Brazil’s 114 points and Mexico’s 111 points. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

10

In the local financial markets the rate of private bank deposits at 30 days remained stable, showing a slight increase from 9.31% as of June 2010 to levels close to 9.83% for June 2011. In turn, the Private Badlar rate in pesos increased from 10.14% to 11.23%.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 4.6% in the period June 2010 through June 2011 and reserves rose by US$ 2,758 million, being close to US$ 52 billion. This level is higher than that previous to the financial crisis of 2009.

During 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 3.9% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 4.5% appreciation, whereas the Peso depreciated 3.3% vis-à-vis the Brazilian currency.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 21% of GDP for 2010 with the following distribution: 10.15% for the durable goods sector and 10.85% for the construction sector.

The use of industrial installed capacity was 76.7% in June 2011, a stable figure compared to the level posted in the same month of 2010. The sectors that benefited the most were tobacco products and the mechanic steel industry (excluding the car-making sector). Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the printing and publishing sectors.

11

AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

Agriculture Sector

The first half of 2011 experienced steep year-on-year growth rates. According to data from the Argentine Ministry of Agriculture, Livestock and Fisheries (“MAGyP”), in the first half of 2011 soybean prices recorded a year-on-year increase of 35.2%, whereas wheat prices rose by 52.7%, sunflower by 62.6% and corn by 80%.

By mid 2010 an upward trend started that continued during the first months of 2011, although it is expected to become milder during the remaining portion of the year. According to the United States Department of Agriculture (“USDA”)’s estimations of total production and world supply of the major crops, the deceleration in price increases noted in recent months would be explained by the better projections for the season, as the world supply of crops would increase above its demand.

Source: IARAF based on the Argentine Ministry of Agriculture, Livestock and Fisheries

The USDA forecasts a production of 95.1 million tons for the 2010-11 season, distributed into 49.5 million tons of soybean, 22 millions of corn, 15 millions of wheat, 3.6 millions of sunflower, 4 millions of corn and 1 million of peanuts.

12

In turn, the Argentine Ministry of Agriculture, Livestock and Fisheries’ projections are very close to the USDA’s figures, projecting a total 94.8 million tons for the 2010-11 season.

*	Preliminary figures

Source: IARAF based on the Argentine Ministry of Agriculture, Livestock and Fisheries

In this scenario, the Gross Production Value (GPV) would be close to US$ 40,800 million, a historical record for the 2010-11 season. In turn, soybean, corn and sorghum would be surpassing the maximum levels of their respective GPVs so far, recorded in the 2007-08 season. Soybean’s contribution to the national agricultural GPV is the most important one, accounting for 62% of the total However, this oilseed’s contribution fell as compared to 2009-10, when it represented 72% of the GPV. It is followed by corn and wheat, with 16% and 12%, respectively, for this season.

*	Preliminary figures

Source: IARAF based on the Argentine Ministry of Agriculture, Livestock and Fisheries

13

Therefore, with a 5% increase in the amount of tons produced as compared to 2009-10, the increase would be close to 50% in total agricultural GPV, showing the leading role played by external prices.

According to the report prepared by the United States Department of Agriculture, USDA Agricultural Baseline Projections to 2019, the Argentine agricultural production continues to have very good prospects, and the country is positioned as a strong competitor of the US in the agriculture and cattle raising sector.

According to the USDA’s report, in the short term both the United States and the rest of the world are expected to continue to recover financially from the 2008-09 recession. The resumption of sustained growth in the global economy will fuel increases in consumption, trade and prices in the long term. In addition, the long-term development of global agriculture reflects a continued demand for biofuels, in particular in the United States and the European Union.

The average rate of growth of the global economy is expected to be 3.0% per year between 2010 and 2019. The higher growth expected in developing countries is the basis for the strong demand for food anticipated for the coming years, as their populations obtain higher revenues.

World agricultural production grows in reply to high prices and technology improvements. However, the limited capacity to expand sown areas in many countries and the deceleration of increases in global productivity hold back sustained growth in production.

According to the USDA report mentioned above, traditional exporters of a wide variety of agricultural commodities such as Argentina, Australia, Canada, the European Union (“EU”) and the United States will continue to be significant players in the world trade during the next decade. However, countries that are making large investments in their agricultural sectors and which lay increased emphasis on agricultural and livestock fostering policies, such as Brazil, Russia, Ukraine and Kazakhstan, are expected to have a growing presence in agricultural commodity export markets. For the next years, an increase in the number of tons produced is expected, with two thirds of the growth in world production to result from higher crop yields and one third from the increase in sown land, estimated in approximately 45 million hectares in a basis case.

In relation to prices, the long-term growth in demand for agricultural products combined with the continuing demand of corn for ethanol in the United States and vegetable oils for biodiesel in Europe, sustain the prices of corn, oilseed and other crops at historical records.

According to the USDA, the production of biofuels has experienced a swift expansion in several countries. Projections assume that over the next years the most significant increase in biofuel production will occur in the European Union, Brazil, Argentina and Canada, pushing up the already growing demand for seeds used for the production of oils. Argentina is the first exporter of soybean oil and by-products, showing its large milling capacity, small domestic demand for these products and export tax policy that favors the export of soybean by-products and biodiesel as compared to soybeans. Biodiesel production in Argentina is expected to double during the period under analysis.

In addition, the expansion in ethanol production in the United States is expected to continue until 2019, although estimated growth rates will be lower than those of previous years. Biodiesel production in the United States is expected to reach a billion gallons in 2012.

Due to the increase in the production of ethanol from corn in the United States, an increase in the production and export of corn for countries such as Argentina, Brazil, Ukraine and the European Union countries is expected. Argentina is expected to maintain its leadership position as second worldwide exporter of corn.

14

Beef Sector

According to FAO projections, factors such as the high feed prices, outbreaks of animal diseases and lower animal inventories will limit growth in the world beef production to 1% in 2011 compared to the 2.6% figure recorded in 2010.

It is expected that the growth will derive from chicken prices, which are expected to rise 2.3%, reaching 100 million tons. On the contrary, beef cattle is expected to record the lowest growth rate, of only 0.2% mainly due to the shortage of breeding cows.

As concerns world trade of beef, the FAO expects Asia to continue to be the main demander, with a growth of 2.4%. The highest increase in demand would be that for pigmeat (5%) followed by cattle beef (1.9%) and poultry (1.6%).

As concerns the increase in prices, the FAO estimates that the rise for the first quarter has been 5% and in the case of certain meats such as pigmeat, it has reached 10%. The high prices recorded in 2011 would imply a world meat consumption of 41.9 kg per capita. In developing countries an expected consumption per capita of 32 kg is expected, whereas in developed countries this figure would be 78.4 kg.

Argentina is one of the leading world producers and exporters of cattle beef. According to data from the Argentine Ministry of Agriculture, Livestock and Fisheries (MAGyP), in 2010 beef cattle production contracted by 22% from 3.3 million tons to 2.6 million tons.

Source: SAGPyA

In connection with the external sector, during 2010 there was a 19% increase in dressed carcasses. However, the drop in the number of tons exported from 661 thousand tons (of dressed carcasses) to 309 thousand tons (of dressed carcasses) represented a reduction in the dollar inflows from cattle beef exports of 44.2% (from US$ 1,652 million to US$ 921 million).

15

Source: SAGPyA

Finally, the Argentine Ministry of Agriculture, Livestock and Fisheries indicates that local demand for beef contracted throughout 2010: Argentine cattle beef consumption per capita decreased to 57.17 kg, 10.7% lower than the average consumption for the 2000-2009 period. Apparent consumption expresses the product amount consumed by a region or country over a given period of time, and it is estimated based on the domestic production plus the trade balance and inventory consumption. In Argentina, apparent consumption for 2010 contracted by 14.7%.

The development of the livestock sector in Argentina has always been closely linked to the control of foot-and-mouth disease (FMD). Having been declared free of the disease “with vaccination” in 2002, in February 2006 there was an outbreak that affected this status. The outbreak was quickly brought under control and the country regained the status of “FMD-free” country in early 2007.

BSE still affects livestock at the worldwide level. Argentina is one of the world producers, together with Australia, Finland, Iceland, Norway, New Zealand, Paraguay, Singapore, Sweden and Uruguay, that has been recognized as a “BSE-free country”. The SENASA has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease.

Milk Sector

According to the FAO, milk prices increased 40% in 2010, and an additional increase of 14% is projected for 2011. The main reasons for this rise are the increase of imports by Asia and the reduction of supply by countries that were traditionally regarded as exporting countries.

The FAO shows that world milk production increased by 12 million tons in 2010 and an additional increase of 14 million is expected for 2011. However, the increase in supply is expected to be lower than the rise in demand; therefore, as excess inventory decreases, trade will become increasingly dependent on production performance.

According to the Argentine Ministry of Agriculture, Livestock and Fisheries, in 2010 total milk production in Argentina was 10,307.52 million liters, 2.5% above the total recorded in 2009.

16

Source: Dairy Under Secretariat

According to figures released by the Dairy Under Secretariat, in regard to exports, the amount of tons exported did not experience significant changes. However, the substantial increase in prices led to an increase in exported values, which accounted for 33% as of November 2010.

Appreciation of Land Value

From 2002 to 2008, Argentine land values accounted for a strong rise mainly as a consequence of the attractive international prices of grains. Besides, the technological package consisting of direct sowing, the application of fertilizers, soil humidity handling and agrochemicals have helped extend agricultural borders in many areas. The increase in productivity has driven prices in many regions that were formerly regarded as marginal areas for agriculture purposes.

The chart below shows the changes in average prices for nucleus, mixed and breeding farm areas since 1990, as per the survey conducted by Compañía Argentina de Tierras for Márgenes Agropecuarios magazine:

Source: Márgenes Agropecuarios magazine

17

During 2009, land prices dropped 11% for corn areas, 14% for wheat areas, 6% for winter grazing pastures, and 17% for cattle breeding areas. However, during 2010, all these categories recovered, and such trend continued in 2011. Therefore, in 2011 the value of land increased by 32% for fields in corn areas, 32% for wheat areas, 23% for winter grazing pastures and 42% for cattle breeding areas as compared to 2010.

Product Prospects

The sources of the following information are the SAGPyA, the Food and Agriculture Organization of the United Nations and internal data.

Soybean

The FAO forecasts that world soybean production for the 2011/12 season should be 1% higher than in 2010/11 due to the expansion in planted areas triggered by the increase in international prices and favorable weather conditions.

Soybean would also be affected by the La Niña phenomenon, which might reduce 2011 production.

Corn

According to the FAO, contraction in the world supply of corn and the increase in its demand are the reasons why international corn prices are above 2008 levels. Another key factor in the increase of prices is the projected reduction in the United States inventories (the United States is the largest corn producer in the world). World corn production for 2011 is expected to reach 876 million tons, a 3.8% increase from 2010.

Forecasts for the 2011 Argentine harvest are not promising, due to the droughts related to the La Niña phenomenon. Although the production estimated for 2011, of 20.9 million tons, is above the average produced during 2007-09, it decreased by 8% compared to the 2010 production. On the other hand, 2011/12 exports are expected to continue the upward trend, reaching 15 million tons.

Wheat

After a significant fall in world wheat production for 2010, the FAO forecasts a 3.2% increase in global output, reaching 674 million tons in 2011. Moreover, it is expected that the increase in global output will not be sufficient to satisfy the higher expected demand (although such demand would increase less than in 2010). For the 2011/12 season, the estimated trade volume would be 2 million tons higher than in 2010/2011, mainly due to the increase of imports from various countries of Asia and the European Union.

As regards Argentina, the FAO projects a 4.8% fall in production, reaching 14 million tons. However, exports are expected to increase in the 2011/12 season, to 8 million tons (6% increase).

Beef

The FAO forecasts that the high feed prices, spread of diseases and reduced animal inventories will limit the expansion of world beef production to 1% in 2011, reaching 294 million tons. A depressed local supply and high domestic prices in various Asian countries will promote a strong increase in the demand for imports, which will translate into an increase of 2.4% in world trade of beef according to the FAO. The high retail prices are expected to maintain a consumption per capita of 41.9 kg in 2011.

18

After the 2% fall in 2010, beef production in Latin America and the Caribbean is expected to show a substantial increase in 2011. However, Argentina will continue to lose weight as the 0.05% increase in production stood below global growth. Exports would be 583 thousand tons (a 3.3% increase).

Milk

FAO’s projections for world production of milk in 2011 point to an increase of 14 million tons, reaching 724 million tons. The largest portion of this increase is expected to come from developing countries, especially Argentina, Brazil, China and India, although production in certain developed countries would also rise, led by the United States, New Zealand and the European Union. The world demand for imports is expected to take world trade to 48.3 million tons.

According to the FAO, in South America grazing conditions during 2011 were highly beneficial to this sector. However, the expansion of the dairy industry was limited by the strong competition with other crops, which were favored by an environment of high international commodity prices. In 2011, Argentina is expected to increase its milk production (by 5.7%) and exports (by 11.7%) as compared to 2010.

19

BUSINESS DESCRIPTION

Our Company

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), as well as in other Latin American countries. We are currently involved in several activities including crop production, beef cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange “BCBA”) and the NASDAQ.

As of June 30, 2011, we owned 26 farms with approximately 474,186 hectares. Approximately 47,946 hectares of the land we own are used for crop production, approximately 89,644 hectares are for beef cattle production, 100,911 hectares are for sheep production, 2,571 hectares are for milk production and approximately 2,712 hectares are leased from third parties for crop and cattle beef production. The remaining 230,402 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2011 ended on June 30, 2011, we leased 52,205 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

During the fiscal years ended June 30, 2010 and 2011, we had consolidated sales of Ps.1,664.6 million and Ps. 2,133.8 million, production income of Ps.217.7 million and Ps.406.8 million and consolidated net income of Ps.185.4 million and Ps.217.6 million, respectively. During the fiscal years ended June 30, 2010 and June 30, 2011, our total consolidated assets increased 42.35% from Ps.6,837.9 million to Ps.9,733.4 million, and our consolidated shareholders’ equity increased 7.6% from Ps.1,968.2 million to Ps.2,118.6 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Land Use (11)
	Fiscal Year ended June 30,
	2007 (1) (6)	2008 (1) (6) (7)	2009 (1) (6) (7) (8)	2010 (1) (6) (7) (8)	2011 (1) (6) (7) (8) (9) (10)
	(in hectares)
Crops (2)	53,579	63,900	115,411	104,627	126,178
Beef Cattle (3)	114,097	123,935	128,859	105,857	102,279
Milk	2,609	4,320	4,334	4,900	2,571
Sheep	90,000	90,000	100,911	100,911	100,911
Natural woodlands (4)	393,677	383,573	356,796	343,153	339,744
Owned farmlands leased to others	13,771	8,467	8,317	11,049	14,026

Total (5)	667,733	674,195	714,628	670,497	685,709

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)

As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were

20

leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.
(6)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007.
(7)	Does not include 4,974 hectares of “Los Pozos” farm or the 2,430 hectares of “La Esmeralda” farm, which were sold during the fiscal year 2008.
(8)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of “Jerovia” farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include the income of the 1,829 hectares of El Recreo.
(9)	Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.
(10)	Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia.
(11)	Does not include BrasilAgro.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2011, we owned 35.75% of the outstanding common shares of BrasilAgro. Through this company we control 9 farms, extending over a total surface area of 172,050 hectares allocated to the production of sugar cane, corn, soybean and timber.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the development of residential properties. A majority of our directors are also directors of IRSA.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Assets Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Assets Management (including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March 2008, we concluded the capital increase for 180 million shares, in which 100% of the shares offered were subscribed locally and internationally.

As of June 30, 2011, we had invested approximately Ps.822.4 million to acquire 57.70% of the outstanding common shares of IRSA. Between December 2007 and June 30, 2011, we acquired 134,518,095 shares of IRSA, increasing our interest to 57.70% at the closing of fiscal year 2011. As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s.

Our Principal Business Activities

During the fiscal year ended June 30, 2011, we conducted our operations on 26 owned farms and 71 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

21

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products(5)
	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
Crops (2)	175,455	198,146	237,031	322,616	466,910
Beef Cattle (3)	9,913	8,786	7,112	3,153	6,519
Milk (4)	16,663	20,825	20,898	21,690	19,605

(1)	Does not include production from AgroUranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.
(5)	Does not include BrasilAgro.

	Stock as of 06/30/2010 (1)	Fiscal Year 2011 Production (1)	Fiscal Year 2011 Sales (1)	Stock as of 06/30/2011 (1)
Product	In tons	In tons	In tons	In tons
Wheat	5,466	16,386	21,045	4,259
Corn	40,034	171,614	155,218	45,691
Sunflower	1,086	13,512	7,399	7,151
Soybean	40,501	153,729	94,073	56,707
Milk(2)	—	19,605	19,185	—
Beef	23,398	6,439	7,530	27,105

(1)	Does not include BrasilAgro.
(2)	In thousands of liters.

The following chart shows, for fiscal year 2011, the surface area in operation in 2010 for each line of business:

•	Does not include AgroUranga S.A. (35.72% over 8,299 hectares) or BrasilAgro.

•

Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia and 22,789 hectares of the “Jerovia” farm located in the Department of Boquerón, Republic of Paraguay.

•	The farms under a concession scheme reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

22

The following chart illustrates, for the fiscal year ended on June 30, 2011, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

•	Does not include AgroUranga S.A. (35.72% over 8,299 hectares) or BrasilAgro.

•

Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia and 22,939 hectares of the “Jerovia” farm located in the Department of Boquerón, Republic of Paraguay.

•	The farms under concession reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

•	Does not include hectares owned or under concession that were assigned to third parties under lease agreements.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the fiscal years indicated, our crop production volumes:

	Crop Production
	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
	(in tons)
Wheat	16,651	21,583	21,375	11,636	16,386
Corn	80,728	94,021	110,149	127,060	171,614
Sunflower	6,797	9,283	13,030	7,641	13,512
Soybean	61,283	59,479	76,893	126,956	154,008
Other	9,996	13,780	15,584	49,323	111,391
Total	175,455	198,146	237,031	322,616	466,910

(1)	Does not include production from AgroUranga S.A. or BrasilAgro.

Out of the total production of 466,910 tons recorded during this fiscal year, the crop farms located in Argentina contributed 408,404 tons, 360,419 of which correspond to the 10/11 crop season. However, as of the end of the fiscal year, harvesting had not been completed, estimating a total production of approximately 490,000 tons. This delayed effect, which will be recognized in the next fiscal year, mainly affects corn and results from the rotation in the portfolio of Argentine own farms and leased farms experienced in the last years, as the weighting of farms located in the north of Argentina has increased.

23

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the fiscal years indicated below:

	Sown Land for Crop Production (1)(3)
	Fiscal Year ended June 30,
	2007(2)	2008(2)	2009(2)	2010(2)	2011
	(In hectares)
Owned	22,712	25,379	43,193	47,448	59,122
Leased	25,307	30,449	59,615	42,696	52,205
Under concession	1,225	3,811	8,067	10,816	10,401
Total	49,244	59,639	110,875	100,960	121,728

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Includes hectares from Agropecuaria Anta, merged with Cresud on July 1, 2010.
(3)	Does not include BrasilAgro or Agro-Uranga S.A.

The following table shows the hectares sown and tons harvested for the fiscal years indicated below:

	Fiscal year ended on June 30
	2010(1)		2011(1)
	Hectares sown (3)	Production (2)	Hectares sown (3)	Production (2)
Wheat	4,109	11,636	9,419	16,386
Corn	28,128	127,060	48,802	171,614
Sunflower	6,993	7,641	7,833	13,512
Soybean	55,460	126,956	60,928	154,008
Other	6,270	49,323	15,828	111,391

Total	100,960	322,616	142,810	466,910

(1)	Does not include hectares from AgroUranga S.A. or BrasilAgro.
(2)	Production measured in tons.
(3)	Corporate data.

As of June 30, 2011, our crop stocks consisted in 4,259 tons of wheat, 45,691 tons of corn, 56,707 tons of soybean, 3,114 tons of sorghum and 7,151 tons of sunflower; whereas as of June 30, 2010 such stocks consisted in 5,466 tons of wheat, 40,034 tons of corn, 40,501 tons of soybean, 3,074 of sorghum and 1,083 tons of sunflower. In the season ended on June 30, 2011, the surface area of leased land was 52% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is mostly located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large

24

amounts of capital to the acquisition of lands but permit us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2011, our beef cattle aggregated 73,127 heads, and we had a total surface area of 89,644 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2011, our beef cattle activities generated sales of Ps.50.9 million, representing 9% of our consolidated sales from the agribusiness segment, and our production was 6,519 tons, an increase of 106.8% compared to the previous fiscal year.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
	(in tons)
Beef cattle production(2)	9,913	8,786	7,112	3,153	6,519

(1)	Does not include production from AgroUranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

25

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Heads of Beef Cattle (1)
	Fiscal Year ended June 30,
	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)
Breeding	62,181	57,999	59,283	61,859	50,430
Fattening	21,546	22,359	28,520	9,379	22,697
Total	83,727	80,358	87,803	71,238	73,127

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include heads of beef cattle from AgroUranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and dietary supplementation purposes and animal health costs, among others.

26

Milk Production

As of June 30, 2011 we conducted our milk business in the dairy facility located in “El Tigre” farm. We have a capacity of 2,600 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farm.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards. We also obtained Global Gap and HCCP certification. Our goal in this respect is to distinguish our production and obtain higher prices in production sales.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
Average dairy cows	2,677	3,174	3,286	3,297	2,816
Dairy production (daily liters per cow)	17.1	18.0	17.4	18.0	19.1
Total production (thousands of liters)	16,663	20,825	20,898	21,690	19,605

(1)	Does not include production from AgroUranga S.A.

27

At the closing of fiscal year 2010, we had 8,250 heads of cattle on 4,637 hectares involved in the production of milk. As of June 30, 2011, we had 6,385 heads of cattle on 2,900 hectares to milk production.

Farms

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation or production potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher land appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, that was paid in full.

28

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, which had been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, which had been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, which had been fully paid as of June 30, 2011.

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

On March 19, 2010, in connection with the option previously exercised with respect to the property, Cresca S.A. required Carlos Casado S.A. to transfer to it 3,614 hectares. As agreed in the Option Agreement, Cresca S.A. shall pay Carlos Casado S.A. US$ 350 per hectare. The last payment was made on March 4, 2011.

On June 2 and 8, 2011, the companies Yuchán and Yatay entered into purchase agreements for two plots of land located in Santa Cruz, Bolivia, with a total surface area of approximately 5,000 hectares, to be allocated to agriculture.

The first plot is a farm of approximately 2,660 hectares allocated to sugar cane production. Its purchase price was US$ 8.4 million. Upon the execution of the purchase agreement US$ 2 million were paid, and the balance is payable in four installments, the first of which matures in July 2011 and the last one in October 2012.

The second purchase involves a farm of approximately 2,340 hectares allocated to soybean production. Its purchase price was US$ 5 million, US$ 1.7 million of which has been paid already while the remaining balance is payable in four semi-annual consecutive installments, the first of which matures in December 2011 and the last one in June 2013.

On March 2, 2011, the Company purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 was payable by Cresud, which had been already paid as of the moment of execution of the deed of conveyance of title.

29

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last fourteen fiscal years ended on June 30:

(1)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(4)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.
(7)	Includes the acquisition of “Estancia Carmen”, “Puertas de Luján”, “Las Londras”, “San Cayetano”, “San Rafael”, and “La Fon Fon” farms and 50% of “Jerovia” farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.
(8)	Includes exercise of the option over 50% of the “Jerovía” farm of 3,646 hectares.
(9)	Includes the acquisition of “La Primavera” and “4 Vientos” farms of 2,341 hectares and 2,659 hectares, respectively.

In addition, it includes the acquisition of 943 hectares of the Mendoza farm.

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

30

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the fourteen fiscal years ended on June 30:

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.
(14)	Includes the sale of “La Juanita” farm, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon”.

On July 24, 2008, we signed the deed of sale for two parcels of “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, of which US$ 0.12 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the last fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million, that was collected in full.

31

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million, that was collected in full.

Since as of the date of these financial statements the preliminary attachment levied in the matter of “EXAGRIND S.A.- Estancia San Rafael v. Tali Sumaj et al, on Damages” (Note 17) had not been released (Note 17), the Company promised to take all actions available to it so as to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was entered against it and to bear all legal costs and further procedural expenses resulting from the entry of a final and conclusive judgment in the case. To such end, the Company delivered a performance bond for the benefit of the purchaser as security for its obligations.

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, which have been fully paid. The sale resulted in a gain of approximately Ps.49.6 million.

In addition, we agreed upon the sale of 910 hectares belonging to Yuchán and Yatay, which are engaged in agricultural production, for a total amount of US$ 3.6 million. From the total sales amount, US$ 1 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013.

32

Farmland Portfolio

As of June 30, 2011, we owned, together with our subsidiaries, 25 farms, with a total surface area of 473,243 hectares.

The following table sets forth our farm portfolio as of June 30, 2011:

Use of Farms Owned and under Concession as of June 30, 2011

	Locality	Province	Date of Acquisition	Gross Size (in hectares)	Main Business	Beef Cattle (hectares)	Sheep (hectares)	Milk (hectares)	Agriculture (hectares)	Cattle Heads
LA ADELA	Lujan	Buenos Aires	Original	1,054	Agriculture	37			820	47

EL RECREO	Recreo	Catamarca	May ´95	12,395	Natural Woodlands

LOS POZOS	JV González	Salta	May ´95	240,858	Beef Cattle/ Agriculture/ Natural Woodlands	50,000			6,222	48,377

SAN NICOLAS (1)	Rosario	Santa Fe	May ´97	1,431	Agriculture				1,431

LAS PLAYAS (1)	Idiazabal	Cordoba	May ´97	1,534	Agriculture/ Milk			311	1,223

LA GRAMILLA/ SANTA BARBARA	Merlo	San Luis	Nov. ´97	7,052	Agriculture under irrigation				2,649

LA SUIZA	Villa Angela	Chaco	Jun. ´98	41,993	Agriculture/Beef cattle	37,673			3,937	17,102

LA ESMERALDA (5)	Ceres	Santa Fe	Jun. ´98	9,370	Agriculture/ Beef cattle	1,764			6,046	63

EL TIGRE	Trenel	La Pampa	Apr. ´03	8,365	Agriculture/ Milk			2,260	5,187	6,385

EL INVIERNO	Rancul	La Pampa	Jun. ´05	1,946	Agriculture				1,844

SAN PEDRO	Concepción de Uruguay	Entre Rios	Sep. ´05	6,022	Agriculture				4,948

8 DE JULIO/ ESTANCIA CARMEN	Puerto Deseado	Santa Cruz	May. ´07/ Sep. ´08	100,911	Sheep		100,911			13,063

CACTUS ARGENTINA	Villa Mercedes	San Luis	Dec. ´97	107	Feedlot	170				740

LAS VERTIENTES	Las Vertientes	Cordoba	—	4	Silo

LA ESPERANZA	Rancul	La Pampa	Mar. ´08	980	Agriculture				334

PUERTAS DE LUJAN	Lujan	Buenos Aires	Dic. ´08	115	Other

LAS LONDRAS/SAN CAYETANO/SAN RAFAEL/LA FON FON/ LA PRIMAVERA/ CUATRO VIENTOS	Santa Cruz	Bolivia	Jan. ´09/ Nov. ´08	16,255	Agriculture				11,522

JEROVIA (2)	Mariscal Estigarribia	Paraguay	Feb. 09	22,789	Agriculture/ Natural Woodlands				2,626

ESTABLECIMIENTO MENDOZA	Lujan de Cuyo	Mendoza	Mar. 11	943

BRASILAGRO (4)	Brasil			172,050

SUBTOTAL OWN				646,174		89,644	100,911	2,571	47,946	92,575

AGROPECUARIA ANTA SA (3)	Las Lajitas	Salta	—	132,000					10,401

SUBTOTAL CONCESSION				132,000					10,401

TOTAL				778,174		89,644	100,911	2,571	58,347	92,575

(1)	Hectares in proportion to our 35.723% interest in Agro-Uranga S.A.
(2)	Hectares in proportion to our 50.0% interest in Cresca S.A. through Agrology S.A
(3)	Hectares under concession. Includes 11,314 hectares operated by third parties.
(4)	See breakdown under “International Expansion – “BrasilAgro Companhia Brasileira de Propiedades Agrícolas”.

33

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2011, 1,005 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

El Recreo. Weather conditions in “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a bill of sale for 1,800 hectares of “El Recreo” farm in the amount of US$ 0.15 million. As advance payment we have received US$ 0.05 million. This sale has not been recorded in our financial statements as title to the land has not yet been transferred.

On January 19, 2007, we signed a bill of sale for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us.

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million was paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The final installment was paid on July 29, 2010.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2011, we used 6,222 hectares in agricultural production. We completed the development of tropical pastures in approximately 50,000 hectares. As of June 30, 2011, there were 48,377 heads of cattle in this farm. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$ 2.2 million, which has been received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sales price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$ 0.5 million, that was collected in full.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2011, approximately 6,491 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2011, the farm had 870 hectares of pasture used for milk production and a sown surface area, including double crops, of 5,966 hectares for grain production.

34

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2010/2010 farm season, a total of 3,130 hectares were sown, 716 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,457 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2011, “La Suiza” had a stock of approximately 17,102 heads of cattle. During the 2010/11 season, we used 4,233 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2010/2011 farm season, we used a total area of 7,050 hectares, including double crops, for production of corn, soybean, wheat, sunflower and sorghum. During the 2010/2011 season, “La Esmeralda” had an average of 2,256 heads of cattle on approximately 1,764 hectares. As of June 30, 2011, only 63 heads remained as it was decided to allocate all the producing area to agriculture. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2011, 5,187 hectares were assigned to crop production. This farm produced 14.7 million liters of milk in the fiscal year ended June 30, 2011, with an average of 2,109 cows being milked and an average daily production of 19.1 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2011, we used the land exclusively for crop production and planted 1,844 hectares.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2010/2011 farm season, 4,948 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2011, these farms had a stock of 13,063 sheep.

35

Cactus. The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A. As of June 30, 2011, Cactus held 740 heads of cattle. As of such date, our interest was 80%.

Las Vertientes. The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2011, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction. During the 2011 fiscal year we leased to third parties 112 hectares for crop production.

Las Londras. On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2010/2011 farm season it was used for crop production.

San Cayetano. On November 19, 2008, the bill of purchase for “San Cayetano” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2010/2011 farm season.

San Rafael. On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2010/2011 farm season.

La Fon Fon. On November 19, 2008, the bill of purchase for “La Fon Fon” farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2010/2011 farm season it was used for crop production.

On March 2, we agreed upon the sale of 910 hectares belonging to Yuchán and Yatay, which are engaged in agricultural production, for a total amount of US$ 3.6 million. From the total sales amount, US$ 1 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013.

4. Vientos. On June 3, 2011, we executed the purchase agreement of the “4 Vientos” farm, with a surface area of approximately 2,660 hectares, allocated to sugar cane production. Its purchase price was US$ 8.4 million.

La Primavera. On June 7, 2011 we executed the purchase agreement for “La Primavera” farm, with a surface area of approximately 2,340 hectares, allocated to soybean production.

36

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2009/10 season 2,834 hectares were used for agriculture.

Establecimiento Mendoza. On March 2, 2011, the Company purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 was payable by Cresud.

BrasilAgro. See breakdown of farms in the section “International Expansion – BrasilAgro Companhia Brasileira de Propriedades Agricolas.”

Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2011, we leased from third parties a total of 71 fields, covering 64,840 hectares, of which 52,205 hectares were assigned to farming production, including double crops, and 12,635 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of leased land used for each of our principal production activities:

	Fiscal Year ended June 30,
	2009	2010	2011
	Leased	Leased	Leased
Crops	59,615	42,696	52,205
Beef Cattle	32,795	12,635	12,635

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

37

Silos

As of June 30, 2011, we had storage capacity of approximately 15,341 tons (including 35.723% over 14,950 tons available at AgroUranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2007	2008	2008	2010	2011
	(in tons)
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341

Total	15,341	15,341	15,341	15,341	15,341

(1)	Owned by us through AgroUranga S.A. (which represents 35.723% of capacity).

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

38

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2009, 2010 and 2011 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2011 our sales from the agribusiness (excluding sales of farms) and feedlot/slaughtering segment were Ps.607.4 million and were made to approximately 408 customers. Sales to our ten largest customers represented approximately 74% of our net sales during the fiscal year 2010 and approximately 46% for the fiscal year ended June 30, 2011. Of these customers, our biggest three customers, Cargill S.A., Molinos Río de la Plata S.A. and Bunge Argentina. S.A. represented, in the aggregate, approximately 20% of our net sales for 2011, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2012. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 85% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 15% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

39

Raw Materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. We are one of Argentina’s leading producers. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

40

DEVELOPMENT OF MARGINAL AREAS

We consider that there is great potential in the development of marginal areas where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2011, we owned land reserves extending over more than 229,459 hectares that were purchased at very attractive prices. In addition, we have a concession over 110,285 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes. In Salta and Paraguay we allocated almost 17,000 hectares to agricultural production in the past year, which we expect to increase to approximately 20,000 in the next season. In addition, in those areas we expect to develop 15,000 additional hectares that will be put into operation as from 2012.

During fiscal year 2010, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of June 30, 2009, the number of hectares of sown pastures totaled approximately 62,000, 50,000 of which were available for beef cattle production. During fiscal year 2011, 6,222 hectares were used for agricultural production. which we expect to increase to 11,245 in the next season. In addition, we seek to develop a further 4,800 hectares intended for agriculture and 7,000 additional hectares intended for beef cattle to be put into production in 2012.

Furthermore, during fiscal year 2011 we continued with the development of Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.), reaching 10,401 hectares devoted to our own production and 11,314 hectares leased to third parties. For the next fiscal year, we intend to use 11,423 hectares for agriculture and to maintain the same number of hectares leased to third parties, and we expect to develop 4,800 additional hectares to be put into production in 2012.

In connection with our business in Paraguay, during fiscal year 2011 Cresca S.A. made progress in the development of its farms, planting 5,252 hectares and developing another 3,000. For the next fiscal year, Cresca plans to continue to develop new hectares for crop production and intensive cattle breeding in its farms located in Paraguay, where it seeks to plant 8,680 hectares and to allocate 1000 hectares to intensive cattle breeding, and to develop a further 6,000 hectares intended to become operational in 2012.

41

INTERNATIONAL EXPANSION

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, (iv) livestock.

We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty, S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders’ Meeting held on March 15, 2007 and ratified at the Annual Shareholders’ Meeting held on October 29, 2007. Following this split, BrasilAgro’s capital stock was composed of 58,422,400 common shares.

On July 22, 2010, the board of directors of BrasilAgro approved the proposal to terminate the consulting services agreement executed with Paraná Consultora de Investimentos S.A. The board of directors understood that even though Paraná had played an important role in the company’s initial structuring as well as in the consolidation of the land portfolio, after these years BrasilAgro has gained this knowledge and know-how.

42

On October 20 and December 23, 2010, the Company and its subsidiary Helmir entered into with Tarpon an addendum to the Stock Purchase Agreement dated April 28, 2010, pursuant to which 9,581,750 common shares of BrasilAgro were directly and indirectly purchased, representing 16.40% of its outstanding capital stock, as well as 64,000 First Issue warrants and 64,000 Second issue warrants. As a result, Rs. 25.2 million were paid on October 20, 2010; Rs. 50.8 million on December 23, 2010 and Rs. 52.5 million on April 27, 2011. Upon payment of the agreed price, the pledge created over 3,864,086 shares and 37,325 First issue warrants of BrasilAgro was released.

Therefore, as of June 30, 2011, Cresud was direct holder of 20,883,916 shares equivalent to 35.75% of BrasilAgro’s outstanding capital stock (See Note 13.1.a. to the individual financial statements). It should be noted that the acquisition of the shares does not imply a change of control in BrasilAgro, and that BrasilAgro’s Shareholders’ Agreement will remain in effect, including such amendments as necessary to reflect the sale of the entire equity stake held by Tarpon and its affiliates.

In addition, as a result of the transaction Cresud directly and indirectly holds 168,902 First Issue warrants and 168,902 Second Issue warrants of BrasilAgro. As of june 30, 2011, the we own Ps. 27.199 of the acquisition of such warrants.

As of June 30, 2011, the Company records an asset of Ps. 27,199 for the purchase of such warrants (Note 4.b).

In connection with the foregoing, pursuant to the guidelines set forth in Technical Resolution No. 21 of the FACPCE, the Company has consolidated BrasilAgro’s financial statements effective June 30, 2011, as mentioned in Note 1.a) to these consolidated financial statements.

As concerns its portfolio as of June 30, 2011, BrasilAgro had 9 properties, with an aggregate surface area of 172,050 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Property	Province	Surface area (in hectares)	Main Activity	Purchase Price (R$ MM)
São Pedro Farm	Chapadão do Céu/GO	2,447	Sugar cane	R$	9.90
Cremaq Farm	Baixa Grande Ribeiro/PI	32,702	Crops	R$	42.00
Jatobá Farm (1)	Jaborandi/BA	31,606	Crops and Cotton	R$	33.00
Alto Taquari Farm	Alto Taquari/MT	5,186	Sugar cane	R$	33.20
Araucária Farm	Mineiros/GO	9,682	Sugar cane	R$	70.40
Chaparral Farm	Correntina/BA	37,182	Crops and Cotton	R$	47.80
Nova Buriti Farm	Januária/MG	24,247	Forest	R$	21.50
Preferência Farm	Barreiras/BA	17,799	Cattle	R$	9.50
Horizontina Farm	Tasso Fragoso/MA	14,359	Crops	R$	37.20
	Total	175,211		R$	304.50
Total Owned by BrasilAgro (1)		172,050		R$	301.20

(1)	Jatobá is owned by our affiliate Jaborandi S.A., in which we hold an equity interest of 90%. The Maeda group holds the remaining 10%.
(2)	After new measurement of our properties we adjusted the total and farmable area to 174,149 hectares and 127,723 hectares, respectively.

43

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,447 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,724 hectares. In this farm, BrasilAgro has harvested winter crops consisting of 1,700 hectares of soybean and 433 hectares of corn, and has planted 293 hectares of winter corn. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42 million and with a surface area of 32,702 hectares, it is estimated that the total production area will be 21,800 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. BrasilAgro started the harvest of 15,311 hectares of soybean, 3,130 hectares of corn, and 1,050 hectares of rice. In addition, it has a 247 hectare cotton plantation.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 33 million and it has 31,606 hectares. It is estimated that the total production area will be 24,250 hectares. BrasilAgro has started harvesting of 10,172 hectares of soybean and 771 hectares of corn.

Alto Taquarí is an estancia with a total area of 5,186 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 33.2 million. Its estimated production area is 3,666 hectares. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests).

Araucária is an estancia which has a total area of 9,682 hectares, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 7,205 hectares. BrasilAgro has harvested winter crops in an area of 688 hectares. Araucária executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests). 100% of the area is planted with sugar cane, totaling 5,606 hectares.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,181 hectares and was purchased for R$ 47.8 million. Its potential production area is 27,400 hectares and BrasilAgro has started the harvesting of 8,931 hectares of soybean.

Nova Buriti is an estancia with a total surface area of 24,247 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,000 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating this farm.

Preferencia is a 17,799-hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 500.0 per hectare. This property has good conditions for cattle breeding and crops growing. The company has started rolling out a beef cattle project.

In March 2010, BrasilAgro consummated the acquisition of 14,359 hectares of the Horizontina farm, located in the municipality of Tasso Fragoso, Maranhão. We believe that this property has high appreciation potential if its land is developed. BrasilAgro invested approximately 2.6 million in infrastructure improvement works. In addition, 3,000 hectares of woodlands were converted into pastures for purposes of allocating them to livestock production.

44

During fiscal year 2011, BrasilAgro expanded its sown area (summer and winter season and sugar cane) by 26% compared to the previous period, reaching 58,191 hectares. In addition, during this year BrasilAgro developed 20,100 additional hectares, 14,200 of which were planted with soybean in the past season and 5,900 are being prepared for the coming season.

At the end of fiscal year 2011, BrasilAgro presented consolidated assets for R$ 748.2 million, R$ 135.6 million of which were included in the Cash and banks, and Short-term investments accounts.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding. Since its start of operations in 2006, BrasilAgro’s sown area has recorded an annual average growth of 38%.

Paraguay

In the context of operations that represent a new expansion of Cresud’s agriculture and cattle raising business in South America, in September 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. under the name Cresca S.A., in which Cresud holds a 50% interest and acts in a capacity of advisor for the agricultural, livestock and forestry development of a rural property of 41,931 hectares, and of a potential area of up to 100,000 hectares located in Paraguay derived from the exercise of an option with maturity in 2012.

In connection with the above mentioned rural property, Cresud executed a preliminary agreement to purchase a 50% interest in such rural property located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million. In addition, as indicated in the previous paragraph, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

In relation to the development of marginal areas, Cresca started its development process two years ago, at a rate of 3,000 hectares per year. In the past season approximately 5,300 hectares were planted, and in next fiscal year we plan to add another 3,000 hectares.

On March 19, 2010 3,646 hectares were selected in connection with the option agreed under the agreement dated September 3, 2008 (Call Option Agreement), whereby 100,000 hectares, at the agreed price of US$ 350 each, were transferred to Cresca S.A. On June 29, 2010, the title deed relating to such hectares was executed, and the price was paid in March 2011.

Bolivia

In the framework of a series of transactions that represent a new expansion of the Company’s agribusiness operations in South America in line with its business plan, Cresud has organized companies that own land in the Republic of Bolivia through its controlled companies Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly, Agropecuaria Cervera S.A.) and has acquired a company in the Republic of Uruguay.

45

Thus, the following companies were incorporated:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. whose shareholders are: (i) Agrology S.A. with a 95.12% shareholding, (ii) Inversiones Ganaderas S.A. and (iii) Agropecuaria Anta S.A. with a 2.44 % stake each. The preceding Bolivia-based companies (except for Agropecuaria Acres del Sud S.A.) acquired land for agricultural operations. This way, Cresud maintains a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, the Company acquired, through its controlled company Agrology S.A., a 100 % shareholding in a company named Helmir S.A., domiciled in the Republic of Uruguay and set up with a broad-ranging corporate purpose.

In line with its international expansion strategy, Cresud has entered into a number of agreements to formalize its position in various South American countries. In July 2008, the Company, acting through various companies, executed several bills of purchase for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$ 28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$ 17.5 million. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

As concerns the remaining hectares, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in “Las Londras” farm, located in the Province of Guarayos, Bolivia. On that date, the sum of US$ 3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

During fiscal year 2011, 22,371 hectares of the farms located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

In June, 2011, purchase agreements were executed for two parcels of land located in Santa Cruz, Bolivia, with a total surface area of approximately five thousand (5,000) hectares, to be allocated to agriculture.

One of the parcels purchased is a farm of approximately two thousand six hundred and sixty (2,660) hectares allocated to sugar cane production. Its purchase price was US$ 8,400,000 (Eight Million Four Hundred Thousand U.S. dollars) or US$ 3,150 per hectare. Upon the execution of the purchase agreement, 23.8% of the total amount was paid, and the balance, i.e., 76.2%, is payable in four installments, the last of which matures in October 2012.

The second purchase involves a farm of approximately two thousand three hundred and forty (2,340) hectares allocated to soybean production. Its purchase price was US$ 4,992,000 (Four Million Nine Hundred Ninety-Two Thousand U.S. dollars), 33.9% of which has already been paid already while the remaining balance, i.e., 66.1%, is payable in four semi-annual consecutive installments, the first of which matures in December 2011. Registration of the transfer of the remaining two fractions of this farm will take place simultaneously with the payment of the installments that fall due in June 2012 and June 2013.

46

In addition, the sale of a parcel of land with a surface area of nine hundred and ten (910) hectares was been agreed upon. This parcel of land is allocated to agriculture and its total agreed amount was Three Million Six Hundred and Forty Thousand U.S. dollars (US$ 3,640,000), equivalent to US$ 4,000 per hectare, which had been purchased in 2008 for a price of US$ 2,300 per hectare. From the total sale amount, 27.5% has been collected, whereas the balance, i.e., 72.5%, is payable in 5 semi-annual consecutive installments, the last of which matures in December 2013.

47

EQUITY INVESTEES

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain brokerage and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal years 2008 and 2009, Futuros y Opciones.Com continued trading futures and options with a 7.67% and 23.8% growth, respectively, as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

As of June 30, 2010, Futuros y Opciones.Com total revenues increased by 61.95% compared to the previous fiscal year, with 8.27% growth in the revenues yielded by its main business, grains brokerage. In addition, the business consisting in sales of inputs grew by 99.48%, while revenues from commissions from the same business rose 200.99% and technology services commissions increased by 35.13%.

On September 30, 2010, the General Ordinary Shareholders’ Meeting of Futuros y Opciones.Com S.A. approved a capital increase for up to Ps.5.9 million, through the issuance of 538,613 common, registered, non-endorsable shares of Ps.1 par value each plus an issue premium of Ps.5,386. In this sense, Cresud has subscribed shares for Ps.4.5 million. Out of this amount, Ps.3.5 million were paid in through debt capitalization, and the balance of Ps.0.9 million is to be paid in in cash. As a result of this transaction, the Company’s interest is 65.85% as of June 30, 2011.

As of the end of fiscal year 2011, the company’s total revenues from its grains brokerage business unit were Ps.15.3 million with a trading volume of 1.2 million tons, 10% higher than the volume traded in fiscal year 2010 and thus accumulating a 50% growth in the last 7 years. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

The portal fyo.com has reached its eleventh anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. The site has a base of 55,000 registered users who make 60,000 unique visits per month, showing a highly satisfactory site stay time and contributing to the exchange of farming matters among an entire recognized community of producers from Argentina and neighboring countries.

48

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a slaughtering plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

The feedlot cattle beef production is processed in the Exportaciones Agroindustriales Argentina S.A. packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

On June 30, 2009, we entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus Argentina S.A. and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, our Company and Tyson Foods S.A. made contributions to Cactus Argentina S.A. in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop our strategic business plan in the cattle beef processing industry.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed and we are assessing our alternatives looking forward.

49

On December 23, 2010, in order to provide Cactus with funds to satisfy its capital requirements, we made a capital increase of US$ 4.0 million. Therefore, we increased our equity interest in Cactus from 48% to 80%. The remaining 20% is held by our partner Tyson. As part of this transaction, Tyson and us resolved to introduce certain amendments to the shareholders’ agreement, and in this context we granted a put option to Tyson in respect of its 20% interest in Cactus.

AgroUranga S.A.

We have a 35.7% interest in AgroUranga S.A. This company maximizes the use of production processes and has obtained excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

AgroUranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

40% of the revenues from AgroUranga’s crop production derives from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities.

At present, with the assistance of its foreign trade team it is seeking to add new products so as to significantly increase export volumes, encouraged by the growing demand.

Agrology S.A.

On May 8, 2008, Agrology S.A. was organized. Its initial capital amounts Ps. 0.5 million, and was entirely subscribed for and paid in. On May 28, 2008, Agrology S.A. purchased Inversiones Ganaderas S.A.’s shareholding interest in IRSA of 2,187,479 GDRs for Ps. 96.0 million. As consideration for this purchase, Agrology S.A. substituted Inversiones Ganaderas S.A. as borrower of the debt owed by it to Cresud, to the extent of such amount, under the credit facility agreed between them. As a result of such sale, the loan agreement for 790,631 GDRs of IRSA executed with Inversiones Financieras del Sur S.A. was also assigned. On August 6, 2008, Agrology S.A. entered into a securities loan agreement with IFISA whereby 1,275,022 GDRs of IRSA were delivered, under the same conditions as the former one. These loans accrue interest at a monthly rate equivalent to Libor for 90 days, plus 150 basis points, effective for 30 days, and are renewable for periods of up to 360 days. Subsequently, Inversiones Financieras del Sur S.A. returned 811,711 GDRs of IRSA to Agrology.

On July 30, 2009 and July 25, 2010, Agrology and IFISA extended the term agreed under the above mentioned security loan agreement for 360 days, maintaining 1,253,942 GDRs of IRSA under the loan.

On September 8, 2010, Agrology executed a new agreement with IFISA whereby 800,000 GDRs of IRSA were delivered under the same conditions as the former ones.

Agrology’s purpose is to make investments in financial instruments and manage shareholding stakes in other companies.

50

Main indicators for the fiscal years ended June 30, 2011 and 2010 (1):

Description		12 months ended June 30, 2011	12 months ended June 30, 2010%
Sales
Wheat		21,045	8,815	138.7%
Corn		155,218	112,482	38.0%
Sunflower		7,399	14,898	(50.3%)
Soybean		94,073	83,641	12.5%
Other		79,416	54,269	46.3%
Total Sales - Crops (tons)		357,150	274,105	30.3%
Sales - Cattle beef (tons)		8,485	8,898	(4.6%)
Sales - Milk (thousands of liters)		19,185	21,175	(9.4%)
Production
Wheat		16,386	11,636	40.8%
Corn		171,614	127,060	35.1%
Sunflower		13,512	7,641	76.8%
Soybean		154,008	126,956	21.3%
Other		111,391	49,323	125.8%
Total Production - Crops (tons)		466,910	322,616	44.7%
Production - Beef cattle (tons)		6,519	3,153	106.8%
Production - Milk (thousands of liters)		19,605	21,690	(9.6%)
Exploited surface (in hectares)
Crops	Own farms [2]	59,122	47,448	24.6%
	Leased farms	52,205	42,696	22.3%
	Farms under concession	10,401	10,816	(3.8%)
	Own farms leased to third parties	12,883	9,215	39.8%
Cattle beef	Own farms	89,644	93,222	(3.8%)
	Leased farms	12,635	12,635	0.0%
	Own farms leased to third parties	1,143	1,143	0.0%
Milk farm	Own farms	2,260	4,637	(51.3%)
Sheep	Own farms	100,911	100,911	0.0%
Land reserves (in hectares)
	Own farms	229,459	229,105	0.2%
	Farms under concession	110,285	114,048	(3.3%)
Surface under irrigation (in hectares)
	Own farms	2,305	1,795	28.4%
	Own farms leased to third parties	1,457	1,967	(25.9%)
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
Stock of cattle heads
Breeding stock		50,430	61,859	(18.5%)
Winter grazing stock		22,697	9,379	142.0%
Milk farm stock		6,385	8,250	(22.6%)
Total cattle (heads)		79,512	79,488	0.0%
Daily average milking cows (heads)		2,816	3,297	(14.6%)

Notes:

1 -	Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).
2 -	Includes “San Cayetano”, “San Rafael”, “La Fon Fon”, “Las Londras”, “La Primavera” and “4 Vientos” farms, respectively, located in Santa Cruz, Bolivia, and “Jerovia” farm, located in the District of Boquerón, Republic of Paraguay.

51

IRSA’s SEGMENTS

As of June 30, 2011, our investment in IRSA’s common shares amounts to 57.49%.

As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s in accordance with the provisions of Technical Resolution No. 21. Consequently, the Company’s consolidated results as of June 30, 2009 include IRSA’s results between October 1, 2008 and June 30, 2009. The Company’s consolidated financial statements as of June 30, 2008 and 2007 do not include information in consolidated form with IRSA’s.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and financial statements as of June 30, 2011.

The revenue figures for fiscal year 2011 described in the different tables correspond to the twelfth-month period reported in IRSA’s financial statements.

Offices and other non-shopping center rental properties

Our subsidiary IRSA is engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2011, our subsidiary IRSA directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 327,838 square meters of gross leasable area. Of these properties, 15 were office properties, which comprised 150,860 square meters of gross leaseable area. For fiscal year 2011, IRSA had revenues from Offices and other non-shopping center rental properties of Ps. 164.6 million.

All of IRSA’s office rental properties in Argentina are located in Buenos Aires City. For the year ended June 30, 2011, the average occupancy rate for all properties in the Offices and other non-shopping center rental properties segment was approximately 85.0%. Seven different tenants accounted for approximately 43.0% of its total revenues from office rentals for fiscal year 2011: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

Management. Our subsidiary IRSA generally acts as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, our subsidiary IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases. Our subsidiary IRSA leases offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

52

Properties. The following table sets forth certain information regarding the direct and indirect ownership interest of our subsidiary IRSA in offices and other non-shopping center rental properties:

Offices and other rental properties	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal periods (12 months) (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			June-11			2011	2010	2009
Offices
Edificio República	04/28/08	19,884	85.5%	100%	2,302	26,013	21,188	17,114	215,535
Torre Bankboston	08/27/07	14,873	78.3%	100%	1,615	20,655	22,333	19,670	152,498
Bouchard 551	03/15/07	23,378	90.6%	100%	1,969	24,026	22,441	20,342	148,242
Intercontinental Plaza	11/18/97	22,535	96.0%	100%	1,918	21,405	21,559	18,372	78,394
Bouchard 710	06/01/05	15,014	92.5%	100%	1,591	16,800	14,076	17,379	64,277
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	91.7%	100%	1,264	14,715	13,963	1,743	62,218
Maipú 1300	09/28/95	10,280	100.0%	100%	1,031	11,870	11,339	9,890	36,904
Costeros Dique IV	08/29/01	5,437	100.0%	100%	471	5,288	5,358	5,056	18,523
Libertador 498	12/20/95	3,094	100.0%	100%	430	5,301	6,900	9,285	12,024
Suipacha 652/64	11/22/91	11,453	95.0%	100%	652	7,071	4,804	3,820	10,484
Madero 1020	12/21/95	101	100.0%	100%	3	35	31	32	197
Dot Building (13)	11/28/06	11,242	85.9%	96%	294	2,143	—	—	68,571
Other Offices (6)	N/A	2,271	86.2%	N/A	189	965	4,602	18,768	4,690

Subtotal Offices		150,860	90.9%	N/A	13,729	156,287	148,594	141,471	909,130

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	—	1	209	3,379
Museo Renault	12/06/07	1,275		100%	—	191	356	356	4,692
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	90	3,035	1,014	959	12,508
Thames	11/01/97	33,191	—	100%	—	—	175	607	3,897
Nobleza Piccardo	05/31/11	80,082	100%	50%	1,300	669	—	—	69,994
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	—	1,018	N/A	N/A	102,666
Other Properties (8)	N/A	2,072	100%	N/A	10	128	80	2,207	6,929

Subtotal Other Properties		176,978	80%	N/A	1,400	5,041	1,626	4,338	204,066

Management Fees (11)			N/A	N/A	N/A	3,290	3,944	1,940	N/A

Total Offices and Other (9)		327,838	85%	N/A	15,129	164,618	154,164	147,749	1,113,195

Notes:

(1)	Total leaseable area for each property as of June 30, 2011. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2011.
(3)	Agreements in force as of 06/30/11 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution RT21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(8)	Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10)	The building was occupied in May 2009.
(11)	Revenues from building management fees.
(12)	Includes other income from lease of parking spaces.
(13)	Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

53

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2012	27	64,595	23%	22,251,727	12%
2013	58	39,813	14%	57,805,158	32%
2014	42	40,626	15%	42,403,339	24%
2015+	61	134,181	45%	57,758,706	32%
Total	188	279,215	100%	180,218,929	100%

*	Includes Offices which contract has not been renewed as of June 30, 2011.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our subsidiary IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30, 2011, 2010 and 2009:

	Occupancy Percentage
	Fiscal year ended June 30 (1)
	2011	2010	2009
	(%)	(%)	(%)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	92	83	100
Bouchard 551	91	100	96
Libertador 498	100	100	100
Maipu 1300	100	99	100
Madero 1020	100	100	100
Suipacha 652/64	95	95	100
Costeros Dock IV	100	90	90
Torre Bankboston	78	96	100
Edificio República	85	80	64
Dique IV, Juana Manso 295	92	92	89
Dot Building	86	N/A	N/A
Others (2)	86	86	72

(1)	Leased surface area in accordance with agreements in effect as of June 30, 2011, 2010 and 2009 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774. Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/4 (fully sold).

The following table sets forth the annual average income per square meter for our subsidiary IRSA’s offices during fiscal years ended June 30, 2011, 2010 and 2009:

	Annual average income per square meter
	Fiscal year ended June 30 (1)
	2011	2010	2009
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Intercontinental Plaza	950	957	717
Bouchard 710	1,119	938	1,158
Bouchard 557	1,028	960	870
Libertador 498	1,713	1,366	1,005
Maipu 1300	1,155	1,103	962
Madero 1020	347	307	281
Suipacha 652/64	617	419	334
Costeros Dock IV	973	985	930
Torre Bankboston	1,389	1,502	1,238
Edificio República	1,308	1,066	861
Dique IV, Juana Manso 295 (2)	1,302	1,236	154
Dot Building	191	N/A	N/A
Others (3)	425	404	672

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	Fiscal year 2009 income corresponds to only 45 days.
(3)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/4 (fully sold).

54

Below is information regarding our subsidiary IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bankboston, City of Buenos Aires

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires

About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

55

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, Ciudad de Buenos Aires

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 5 stories with an average area per floor of 620 square meters and of 145 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Edificios Costeros, Dique IV, City of Buenos Aires

On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices

Pan American Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leasable area of 11,241 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2011 the building’s occupancy rate was 85.9%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A. After the end of the fiscal year, the occupancy rate of this building reached 100%.

Other office properties

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.1.1 million in annual rental income for fiscal year 2011. Among these properties are Madero 942 (fully sold), Libertador 602 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

56

Retail and other properties

Our portfolio of rental properties as of June 30, 2011 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps.95 million, Ps.19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps.76 million was paid upon the execution of the deed on May 26, 2010.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2011, Alto Palermo operated and owned majority interests in twelve shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2011, we owned 94.9% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2011, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2011, Alto Palermo’s shopping centers comprised a total of 299,326 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2011, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.3%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

57

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2011:

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	99.6%	120,338	98,020	82,450	279,937
Abasto Shopping (7)	07/94	37,622	100.0%	99.8%	118,259	91,304	77,773	325,352
Alto Avellaneda	11/97	36,589	100.0%	96.0%	77,121	59,833	47,488	169,456
Paseo Alcorta	06/97	13,816	100.0%	98.4%	52,027	42,714	39,067	133,090
Patio Bullrich	10/98	11,742	100.0%	100.0%	45,033	37,254	31,537	136,466
Alto Noa Shopping	03/95	19,001	100.0%	99.7%	19,275	13,701	10,838	40,912
Buenos Aires Design	11/97	13,786	53.7%	98.6%	17,329	14,613	12,965	18,103
Alto Rosario Shopping (7)	11/04	28,648	100.0%	95.0%	42,642	30,821	24,141	138,472
Mendoza Plaza Shopping	12/94	40,659	100.0%	92.6%	36,441	27,206	25,478	123,312
Fibesa and Others (8)	—	N/A	100.0%	N/A	35,832	24,928	25,235	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	17,063
Dot Baires Shopping (10)	05/09	49,526	80.0%	99.6%	77,169	64,515	8,499	495,836
Córdoba Shopping Villa Cabrera	12/06	15,203	100.0%	97.7%	19,113	13,446	11,262	78,527
Soleil	07/10	14,033	100.0%	91.9%	14,200	—	—	68,578
TOTAL SHOPPING CENTERS		299.326	95.1%	97.3%	674,779	518,355	396,733	2,025,104

Consumer Finance Revenues (11)	—	N/A	20.0%	N/A	68,576	265,346	236,827	—

GENERAL TOTAL (12)		299,326	90.1%	97.3%	743,355	783,701	633,560	2,025,104

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11)	APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in Metroshop is 100%.
(12)	Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Our Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Accumulated Tenants’ retail sales as of June 30, (Ps.000) (1)
	2009	2010	2011
Abasto	774,496	926,373	1,227,372
Alto Palermo	745,009	879,728	1,100,349
Alto Avellaneda	696,502	885,195	1,132,631
Paseo Alcorta	374,757	414,652	525,752
Patio Bullrich	274,923	344,789	432,319
Alto Noa	211,353	280,241	381,181
Buenos Aires Design	129,072	140,974	188,475
Mendoza Plaza	436,599	559,359	733,370
Alto Rosario	318,443	419,143	610,932
Córdoba Shopping- Villa Cabrera	133,527	164,257	244,189
Dot Baires Shopping	99,478	763,528	985,672
Soleil	—	—	204,077

Total(2)	4,194,160	5,778,239	7,766,319

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.

58

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases	Percentage of Total Surface Area subject to Expiration	Annual Base Rent under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(thousands of Ps.)	(%)
2012	616	102,627	34%	120,894	38%
2013	396	52,174	17%	80,446	25%
2014	316	46,362	15%	72,723	23%
2015 and subsequent	107	98,459	33%	46,313	14%
Total (2)	1,435	299,622	100%	320,375	100%

(1)	Includes vacant stores as of June 30, 2011. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2011, 2010 and 2009:

	As of June 30,
	2009	2010	2011
Abasto	99.8	99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100
Alto Noa	99.9	99.9	100
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100	99.7
Soleil

Weighted Average	98.5	97.5	97.6

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2011, 2010 and 2009:

	Rental Prices as of June 30 for the fiscal periods (Ps./sqm) (1)
	2009	2010	2011
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto Noa	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil			870.5

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

59

Principal Terms of the Leases

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

60

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2009, 2010 and 2011:

	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps.)
Type of Business	2011	2010	2009
Anchor Store	571.6	449.7	243.7
Clothes and footwear	3,801.0	2,754.2	2,148.6
Entertainment	262.8	180.2	133.8
Home	1,468.8	1,172.9	817.8
Restaurant	701.6	495.9	382.5
Miscellaneous	918.7	691.4	440.7
Services	41.8	33.9	27.1

Total	7,766.3	5,778.2	4,194.2

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,701 sqm of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps.1,100.3 million, which represents annual sales for approximately Ps.58,839.6 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15% of its gross leaseable area at June 30, 2011 and approximately 17.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,663 sqm of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the

61

common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.1,132.6 million, which represents annual revenues for approximately Ps.30,893 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.4% of its gross leaseable area at June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 110-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 13,911 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps.525.8 million, which represents annual sales for approximately Ps.37,794.6 per square meter.

Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.5% of its gross leaseable area at June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 174-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,731 square meters of gross leaseable area (41,463 sqm including Museo de los Niños). The shopping center includes a food court with 28 stores, a 12-screen multiplex movie theatre seating approximately 3,100 people, covering an area of 8,021 sqm, entertainment facilities and the museum for children, covering an area of 3,732 sqm (excluded from the gross leaseable area). Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.1,227.4 million, which represents annual sales for approximately Ps.32,529.4. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 84-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 sqm of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.432.3 million, which represents sales for approximately Ps.36,822.2 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leaseable area at June 30, 2011, and approximately 22.7% of its annual base rent for the fiscal year ended on such date.

62

Alto Noa, Salta, Province of Salta. Alto Noa is an 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.381.2 million, which represents annual sales for approximately Ps.20,060.8 per sqm. Principal tenants currently include Supermercado Norte, Cines NOA, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 50% of its gross leaseable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.188.5 million, which represents annual sales for approximately Ps.13,680.9 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Las Malvinas. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 25.2% of its gross leaseable area as of June 30, 2011 and 29.7% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.610.9 million, which represents annual sales for approximately Ps.21,326.8 per sqm. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of Alto Rosario’s gross leaseable area as of June 30, 2011 and 17.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.733.4 million, which represents annual sales for approximately Ps.18,037 per sqm Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leaseable area at June 30, 2011, and approximately 34.7% of its annual base rent for the fiscal year ended on such date.

63

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 108-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,174 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.244.2 million, which represents annual sales for approximately Ps.16,092.4 per square meter. Principal tenants are Cines CBA, Mc Donald’s, Garbarino, Jazmin Chebar and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.3% of its gross leaseable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps.985.7 million, which represents annualized sales for approximately Ps.19,901.5 per sqm. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29.2% of its annual base rent for the fiscal year ended on such date.

Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. agreed with INC S.A. to buy a shopping center located in San Isidro, Province of Buenos Aires, called “Soleil Factory”. The purchase price was US$ 20.7 million, US$7.1 million of which have been paid. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán.

On July 1, 2010, INCSA and APSA executed the final deed of partial conveyance of title of the Ongoing Concern and the Closing Minutes, pursuant to which INCSA transferred the Shopping Center’s Ongoing Concern to APSA, which shopping center started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as of the real property where a hypermarket currently operates located in the premises. As from such date, the balance price of US$ 13.6 million accrues interest at an annual rate of 5%.

Soleil Factory is a one-story shopping center, with a surface area of 48,313 sqm, 14,091 sqm of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 sqm. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet. During the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps.204.1 million, representing average sales for the period of approximately Ps.14,483.2 per sqm. The main tenants include Cinemark, Cheeky, Stock Center, Dexter Outlet and Mc Donald’s. Soleil Factory’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.9% of its gross leaseable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended on such date.

64

Sales of Development Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our subsidiary IRSA’s core activities. The development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with the development of residential communities, IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. IRSA also develops or sells portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2011, revenues from our Development and sale of properties segment were Ps.341.1 million, compared to Ps.225.6 million in the fiscal year ended June 30, 2010.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

65

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2011, 2010 and 2009:

Sales and Development Properties

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of Ps.) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales for the nine-month period as of June 30 of Fiscal Years (in thousands of Ps.) (6)			Book Value (in thousands of Ps.) (7)
									2011	2010	2009
Residential Apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	142	53,798	—
Caballito Nuevo (16)	11/03/97	—	6,833	118	100.00%	100.00%	81.18%	39,170	39,170	—	—	5,473
Torres de Rosario (8) (15)	04/30/99	—	4,692	80	95.59%	100.00%	3.08%	1,530	1,530	—	—	13,708
Libertador 1703 and 1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	92,362	92,362	—	—	209,458
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,128	1,599	117	3,483	84,069

Subtotal Residential Apartments		653,893	220,303	2,353				497,131	134,661	259	57,281	312,708

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	238,669	1,607	5,067	9,904	1,085
El Encuentro (18)	11/18/97	—	125,889	110	100.00%	100.00%	64.24%	24,147	20,665	3,482	—	5,918
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				276,844	22,272	8,549	9,980	7,003

Land Reserves
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,370
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	10.00%	—	—	—	—	158,742
Pereiraola	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	46,311	—	—
Terreno Rosario (8) (19)	04/30/99		31,000	—	95.59%	0.00%	100.00%	34,003	22,931	—	7,644	25,511
Terreno Caballito	11/03/97		7,451	—	100.00%	0.00%	100.00%	52,658	52,658	—	—	—
Neuquen (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	9,102	9,102	—	—	—
Terreno Baicom	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	336	63	21	29	5,779
Terreno Beruti (8)	06/24/08		3,207	—	95.59%	0.00%	100.00%	75,373	75,373	—	—	—
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97		24,000	—	95.59%	0.00%	0.00%	—	—	—	—	16,110
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	100.00%	11,480	11,480	—	—	—
Terreno Caballito (8)	10/22/98		23,389	—	95.59%	0.00%	0.00%	—	—	—	—	45,814
Patio Olmos (8)	09/25/07		5,147	—	95.59%	100.00%	0.00%	—	—	—	—	33,475
Other Land Reserves (11)	N/A		13,603,466	1				4,182	1,969	1,172	1,041	72,334

Subtotal Land Reserves			20,849,942	2				233,445	173,576	47,504	8,714	420,002

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	71	1,830	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	6,850	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	6,137	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	42,136	42,070	—
Libertador 498	12/20/95		7,439	N/A	100.00%	100.00%	100.00%	93,462	10,504	46,608	36,350	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	68,580	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	10,948	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	74,510	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	31,535	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	2,006	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	1,028	59	912	63	—

Subtotal Other			47,502					422,424	10,563	169,255	204,387	—

Total (13)		789,590	22,728,511	3,957				1,429,844	341,073	225,567	280,362	739,713

66

Notes:

1.	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-
2.	Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.
3.	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4.	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.
5.	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
6.	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
7.	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2011, adjusted for inflation as of 02/28/03.
8.	Through Alto Palermo S.A.
9.	Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Lotes Pereiraola through IRSA.
10.	Includes the sales of Abril’s shares.
11.	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA).
12.	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
13.	Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.
14.	Owned by CYRSA S.A.
15.	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.
16.	78% of the area was sold under deed. The book value includes net realizable value for Ps.373.3 thousand representing 1% of the total sqm.
17.	Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
18.	54% of the area was sold under deed. The book value includes net realizable value for Ps.1,051.0 thousand representing 3% of the total sqm.
19.	The book value includes net realizable value for Ps.14,964.4 thousand following offer letters representing 41% of the total sqm.

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2011, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

67

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2011 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2011, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 sqm This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to us. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 sqm and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2011, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 sqm in the case of Alto Palermo Park and of 294.5 sqm, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 sqm parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2011, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2011, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The

68

project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2011, 82% of the apartments and 86% of the parking lots were sold and 21 apartments and 14 parking spaces are still pending sale.

Horizons Project, Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. (“CYRSA”) in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA - CYRELA.

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success.

As of June 30, 2011, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in the “River” block are completed and the title deeds of its units are being executed. Delivery of the untis will be completed during fiscal year 2012. In the “Park” block, completion of the last tower is expected to occur soon and delivery of the relevant units is scheduled to take place during fiscal year 2012. The results have started to be reflected as the works progress, consolidated at 50%.

69

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2011, our residential communities for the construction of single-family homes for sale in Argentina had a total of 7,422 square meters of saleable area in Abril, and 45,705 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2011, 99.5% of the property had been sold for an aggregate of Ps.238.7 million, with 7,422 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2011, after having started its commercialization in March 2010, 64 units have been sold and there are portfolio reserves for 8 additional units for an amount of US$ 0.89 million, and 38 units are available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2011, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

70

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we had sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

On the first days of September 2010, and after the end of fiscal year 2010, we acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of US$ 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it holds liabilities with IRSA for the purchase price balance, which as of even date amounts to US$ 9.1 million.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, we sold 10% of the capital stock of Solares de Santa María for the amount of US$ 10.6 million to Mr. Israel Sutton Dabbah, an unrelated third party, who is affiliated to the Sutton Group. US$ 1.6 million of the purchase price were paid and the balance of US$ 9.0 million will be paid on June 23, 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

71

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. which already has the consent of the Executive Branch.

Beruti lot. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 sqm for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for US$ 18.8 million. As consideration for the sale, APSA received US$ 10.7 million in cash upon the execution of the preliminary sales agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170% of the business parking spaces located in the first and second underground levels . As security for the transaction, TGLT delivered to APSA a performance bond for US$ 4.0 million and a first-degree mortgage in the name of APSA for US$ 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 sqm in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July 2010, the sum of US$ 0.05 million was paid as advance payment, in August 2010 US$ 0.1 million was paid, and the remaining US$ 0.35 million will be paid upon the execution of the title deed.

Caballito lot. During this fiscal year, we and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 sqm: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

72

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of US$ 12.75 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Terreno Baicom. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps.4.5 million. The property’s total surface area is 6,905 sqm and there is a construction permit associated for 34,500 sqm in line with the City of Buenos Aires urban construction rules and regulations.

Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Through Inversora Bolivar, we had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, the Company entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at US$ 11.8 million plus VAT, which meant a gain of Ps.21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for US$ 11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us US$ 1.9 million. The US$ 7.8 million balance will be paid in 4 half-yearly, equal and consecutive installments of US$ 1.9 million each. As to the non-monetary part of the transaction, the buyer will transfer ownership to us over certain lots within the 36 months starting on the date its bid is accepted.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in our custody. Besides, the buyer raised a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2010.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

73

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 84% and the works are expected to conclude during the first half of 2012.

As of June 30, 2011, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, June and August 2011, a fourth one to be collected in November 2011 and the fifth one to be collected in February 2012 for US$ 0.513 million, on which date the title deed will be executed); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in June 2011.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2011, the project had been completed and 2 apartments with parking space had been sold, with 13 apartments and 13 parking spaces being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

As of June 30, 2011 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces were available for sale.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project

74

had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 sqm of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Purchase of Nobleza Piccardo’s Plant

We have acquired, through a subsidiary in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 sqm with a built area of 81.786 sqm. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

75

During the first lease year, the rental area is 80,026 sqm including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 sqm.

We are preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps.000 as of June, 30 (in thousand Ps.)			Book value (Ps.000)
						2011	2010	2009
Intercontinental (3)	11/01/97	76.34%	309	78.2%	631	78,841	64,092	61,367	52,288
Sheraton Libertador (4)	03/01/98	80.00%	200	87.4%	506	43,786	36,996	37,060	41,091
Llao Llao (5)	03/01/97	50.00%	201	49.7%	1,258	70,256	58,806	60,486	75,207
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	—	—	710	72.5%	714	192,883	159,894	158,913	190,486

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

76

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal 2009 IRSA acquired a 100% ownership interest in Liveck S.A. (“Liveck”), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

77

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired other real property totaling US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant to which IRSA purchased from Cyrela a 50% stake in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2011, IRSA’s stake, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

Lipstick building, New York, United States

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

(i) the mortgage debt was reduced from US$ 210.0 million to US$ 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;

(ii) the junior debt, amounting to US$ 45.0 million (excluding accrued interest) was repaid with the payment of US$ 2.25 million; and

(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

78

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the redish color of its façade. Its gross leaseable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2011, this building had an occupancy rate over 89% generating average revenues above US$ 60.0 per sqm per month.

At present, works are being carried out in the 26th floor of the building for the construction of 4 “turn key” offices designed by the renowned architecture firm Gensler. Those spaces are being sold and completion is expected to take place by the end of 2011. There is also a project in charge of the firm Moed de Armas & Shannon to remodel the interior and exterior of the Lobby while preserving its original style.

Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, IRSA acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we has an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, we acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. In October 2010, under the scope of the new issue ofcapital, we acquired 2,952,625 Class A common shares, at a price per share of US$ 5.8 for a total amount of US$ 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares, at a weighted average price of US$ 5.63 for a total amount of US$ 14.3 million. Therefore, as of June 30, 2011, our interest in Hersha amounted to 9.2%.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2011, Hersha’s portfolio of hotels comprises majority stakes in 63 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 78 hotels represent over 10,443 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®,Courtyard by Marriott ®,Residence Inn ®,Fairfield Inn®,

79

Springhill Suites ®, TownePlace Suites ®,Hilton ®,Hilton Garden Inn ®,Hampton Inn ®,Homewood Suites ®,Hyatt Summerfield Suites ®,Holiday Inn ®,Holiday Inn Express ®,Comfort Inn ®,Mainstay Suites ®,Sleep Inn ®,Sheraton Hotel ®,and Hawthorn Suites ®). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY

In December 2010, IRSA, through Rigby 183 LLC (“Rigby 183”), in which it indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with otherpartners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail stores and 19,677 sqm are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leaseable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 millon under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

As of June 30, 2011, the building’s occupancy rate was over 63% and generated average revenues above US$ 35 per sqm. During this period, works have been carried out to remodel the building’s common areas and also to construct “turn key” offices in the ninth floor. The remodeling program is expected to be fully completed by the end of the year.

80

INDEBTEDNESS

The following table shows our indebtedness as of June 30, 2011:

	Schedule of Maturities or Amortization
	Currency	Less than 1 year (1)	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (2)	Annual Average Interest Rate
	(in million Pesos, constant currency as of June 30, 2011)(3)
Bank and other debt
Bank loans (4)	Ps. / US$	1,000.4	78.6	—	40.4	64.9	1,184.3	variable
Hoteles Argentinos secured loan	Ps.	19.0	—	—	—	—	19.0	16.25
Cresud’s Series III Non-convertible Notes (5)	Ps.	36.3	—	—	—	—	36.3	variable (Badlar plus 400 basis points)
Cresud’s Series IV Non-convertible Notes (5)	US$	55.5	18.3	—	—	—	73.8	7.75
Cresud’s Series V Non-convertible Notes (5)	Ps.	36.2	70.9	—	—	—	107.1	variable (Badlar + 375 basis points)
Cresud’s Series VI Non-convertible Notes (5)	US$	33.4	99.3	—	—	—	132.7	7.50
Cresud’s Series VII Non-convertible Notes (5)	US$	—	8.5	—	—	—	8.5	variable (4.00% + soybean upside)
APSA’s Convertible Notes	US$	—	—	4.6	—	—	4.6	10.00
APSA’s Series II Notes (5) (6)	Ps.	28.9	—	—	—	—	28.9	11.00
APSA’s Series I Notes (5) (7)	US$	4.5	—	—	11.1	432.6	426.0	0.11
APSA’s Series III Notes 2011(5)	Ps.	—	—	—	—	—	—	Badlar + 3%
APSA’s Series IV Notes 2011(5)	US$	—	—	—	—	—	—	6.75
IRSA’s Series I Notes (5) (8)	US$	30.8	0.7	0.7	0.7	601.7	630.4	8.50
IRSA’s Series II Notes (5)	US$	21.0	0.9	0.9	0.9	600.8	619.1	11.50
Debt financed by seller	Ps. / US$	50.2	19.6	19.6	—	42.5	131.9	—
Secured debt for purchase of establishments (10)	US$	180.3	12.1	—	—	—	192.4	Fixed (7.23) / variable
Secured debt for purchase of investments (9)	Reais	—	—	—	—	—	—	—
Unsecured debt for purchase of establishments (9)	Ps.	—	—	—	—	—	—	—
Unsecured obligations (10)	US$	—	—	—	—	—	—

Total bank and other debt		1,496.5	305.7	22.6	27.7	1,742.5	3,595.0

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Exchange rate as of June 30, 2011 US$1.00 = Ps. 4.110
(4)	Includes bank overdrafts.
(5)	Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).
(6)	Includes (0.1) of higher values.
(7)	Includes (11.1) of higher values.
(8)	Includes (12.9) of higher values.
(9)	Included under Other account payables in the consolidated balance sheet.
(10)	Included under Trade account payables in the consolidated balance sheet.

81

CRESUD’s Series III and Series IV Notes

Under its Global Note Program for a principal amount of up to US$ 50,000,000, on July 21, 2010, Cresud issued two new series of Notes for an aggregate amount of Ps. 105.8 million:

Series III, for a principal amount of Ps. 35.6 million, maturing 21 months as from the date of issuance, accrues interest at a variable interest rate (BADLAR Private + 400 bps). Payment of principal of Series III will be made in three installments, due on October 17, 2011, January 16, 2012, and April 23, 2012.

Series IV for a US$ amount equivalent to Ps. 70.2 million, maturing 24 months as from the date of issuance, accrues interest at a 7.75% interest rate per annum. Principal of Series IV Notes will be payable in 4 equal installments on October 17, 2011, January 16, 2012, April 16, 2010 and July 23, 2012.

CRESUD’s Series V, Series VI and Series VII Notes

As a result of the increase approved on February 18, the maximum principal amount of the Global Note Program rose to US$ 150,000,000.

On March 10, 2011, Cresud issued three new series of Notes for a total amount of Ps. 255.7 million:

Series V Notes, for a principal amount of Ps. 106.9 million, maturing 21 months after their issue date, and accruing interest at a variable rate (Badlar plus 375 basis points). Interest is payable every three months in arrears, and the principal amount is payable in three consecutive payments due within 15, 18 and 21 months after their issue date.

Series VI Notes, for a principal amount of US$ 34.8 million, maturing 24 months after their issue date, and payable in pesos at the exchange rate prevailing on each payment date. The notes accrue interest at a fixed rate of 7.50% per annum, payable every three months in arrears, and the principal amount is payable in four equal consecutive installments due within 15, 18, 21 and 24 months from their issue date.

Series VII Notes, for a principal amount of US$ 2.1 million, due 24 months from their issue date, and payable in pesos at the exchange rate prevailing on each payment date. The notes accrue interest at a fixed minimum nominal rate of 4% per annum plus a Bonus Factor (40% of the appreciation of soybean over the period), if applicable, payable every three months in arrears. The principal amount falls due on the maturity date.

Hoteles Argentinos Loan

On March 15, 2010 we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrued interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, this loan was replaced with three loans granted by Standard Bank Argentina S.A.: a peso loan for Ps. 15.8 million, due on March 14, 2012, accruing interest at a rate of 16.75%, and two dollar facilities of US$ 0.4 million each, the first of which matures on September 12, 2011 and accrues interest at a rate of 3.70%, and the second one fell due on March 14, 2011 and accrued interest at a rate of 3.90%.

82

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for Ps.27.3 million and to redeem secured notes issued by Alto Palermo for Ps.52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps.3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2011, 2007, 2006, 2005, 2004 and 2003, holders of US$ 18.24 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 477,544,197, 101,582; 52,741,373, 22,852,514, and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 1,259.6 million to 2,239.7 million.

As of June 30, 2011 we held US$31.7 million of Alto Palermo’s convertible notes.

APSA has expressed its intention to repurchase such Convertible Notes for an amount of US$ 36.1 million, as approved by its Shareholders’ Meeting held on May 26, 2011. On May 26, 2011, our Shareholders’ Meeting approved, contingent upon the consummation of the Global Offer of New Shares of APSA resolved upon at the Ordinary and Extraordinary Shareholders’ Meeting dated May 26, 2011 and the Board Meeting dated June 24, 2011 of such company, the sale of the referred Convertible Notes. The price offered for the repurchase of the Convertible Notes was approved by our Shareholders’ Meeting dated May 26, 2011. APSA’s Audit Committee determined that the terms of its proposed repurchase of Convertible Notes are reasonable, and it obtained favorable opinions by third parties in connection with the offered repurchase price.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps.154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, we purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

83

In fiscal year 2011, we sold US$ 39.6 million in principal amount of such notes for an average price of US$ 0.9605, totaling US$ 38.08 million. In addition, during this fiscal year APSA has repurchased US$ 5.0 million in principal amount of its Series I notes. The average weighted price paid was US$ 1.0201 for a total amount of US$ 5.1 million.

Therefore, as of June 30, 2011, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million1 in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, we bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513. In turn, in the course of fiscal 2009, our subsidiary Alto Palermo purchased some of its Series II notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75.

During fiscal year 2011, no purchases were made with respect to these Series II notes.

Therefore, as of June 30, 2011, IRSA’s consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, Alto Palermo issued two series of Notes under its Global Note Program. Series III consisted of notes for a principal amount of Ps. 55.8 million, accruing interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), accruing interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

As of June 30, 2011, these two series of notes had matured and had been fully repaid.

8.5% Series I notes due 2017

On February 2, 2007, we issued 2017 fixed-rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of the cumulative consolidated net income; or

•	75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified

[1]	All of which is held by APSA.

84

capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

11.5% Series II notes due 2020

On July 20, 2010, we issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

Series II notes are subject to the same covenants as described for Series I notes due 2017.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

Off-balance sheet arrangements

At present we have no off-balance sheet arrangements or significant transactions with unconsolidated entities that are not reflected in our consolidated financial statements. All our interests and/or relationships with our subsidiaries or companies under common control are recorded in our consolidated financial statements.

85

SUBSEQUENT EVENTS

CRESUD’s Series IV Notes

On August 29, 2011, the Board of Directors approved the Pricing Supplement relating of the issuance of the Fourth Series, Class VIII Notes, under the US$ 150 million Program resolved upon by the Shareholders’ Meeting.

Subsequently, between August 30 and September 2, 2011, the Fourth Series of simple (non-convertible) Notes was subscribed. These notes were issued on September 7, 2011, as of which date all the proceeds had been collected.

Class VIII Notes for a principal amount of Ps.$ 60 million, are denominated in U.S. dollars and are repayable within 36 months from their issue date. Repayment of 100% of the principal amount falls due upon maturity. These notes accrue interest at a fixed rate of 7.5%, repayable semi-annually on September 7 and March 7 of each year.

86

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Operating Results

The following management’s discussion and analysis of our results of operations should be read together with our consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expect”, “anticipate”, “intend”, “believe” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in the Annual Report and Financial Statements.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2010 and 2011 relate to the fiscal years ended June 30, 2010 and 2011, respectively.

We maintain our accounting books and records in Pesos. Except as set forth in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognize deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Factors affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from (i) the production and sale of crops, beef cattle and milk, (ii) cattle feedlot operations, (iii) leasing of our farms to third parties and (iv) commodity brokerage activities.

Through the consolidation of our financial statements with IRSA’s, we record revenue mainly from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations.

87

This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Agriculture and cattle raising business

Production. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales. We recognize revenue on sales of crops, beef cattle and milk when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the applicable accounting standards and do not recognize such sales until (i) the sale is consummated (a sale is not considered consummated until: (a) the parties are bound by the terms of a contract, (b) all contract terms and conditions have been considered, (c) any financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Real estate business

We record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations. This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Sales and developments. We record revenue from the sale of property when all of the following criteria are met:

(a) the sale has been carried out (a sale is not deemed to be carried out until (i) the parties are bound by the terms of a contract, (ii) all considerations have been exchanged, (iii) any permanent financing under the seller’s responsibility has been agreed, and (iv) all conditions precedent have been complied with);

(b) we determine that the initial and continuing investment of the purchaser is appropriate to evidence a commitment to pay for the property (the appropriateness of the purchaser’s initial investment is measured by (i) its composition and (ii) its size compared to the sales price of the property);

(c) our receivable is not subject to any future condition (our receivable will not be placed or occupy any rank, category or position lower than the other obligations of the purchaser); and

(d) we have transferred to the purchaser all the risks and benefits of ownership, and do not have a continuing participation in the property.

Generally, we enter into sale agreements with the purchasers of units for residential development before construction commences. According to this practice, we commence our marketing and sales efforts in accordance with the architectural designs already agreed and the model units. As a general rule, the purchasers pay a unit reservation fee and subsequently enter into sale agreements at a fixed price. The balance of the purchase price is payable upon delivery of the fully constructed unit.

88

The construction of these properties for residential development is carried out based on “turnkey” contracts with leading construction companies in Argentina and South America, which undertake to complete construction within a given period and budget, subject to routine exceptions.

We apply the percentage of completion method in respect of the sales of property developments under construction under fixed price contracts. Pursuant to this method, revenue is recognized based on the relationship between costs incurred and total estimated costs applied to the total price of the contract. We do not recognize revenue and costs until a decision is made to continue with the project and construction begins.

The percentage of completion accounting method requires management to prepare a cost budget (e.g. estimated completion costs) in relation to the sales of properties and/or units. Any changes to estimated completion costs are incorporated to the review of estimates during the contract term.

According to this accounting method, revenue from completed work may be recognized in the income statement for the period prior to that in which the actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as the most usual practice, whenever the purchasers of a property and/or unit make an initial payment in advance and pay monthly installments in cash before the commencement of construction, a liability is recorded as an advance from customers in the financial statements.

Rentals and services at office buildings and others. Rentals from lessees are accounted for as operating leases. Lessees pay a basic monthly rental. Revenue from rentals is recognized based on the straight-line method during the term of the lease.

Rentals and services at shopping centers. Rentals from lessees are accounted for as operating income. Generally, lessees pay a rental consisting in the higher value between (i) a basic monthly rental (the “Basic Rental”) and (ii) a specific percentage of monthly gross retail sales of the lessee (the “Percentage Rental”) (which generally ranges from 4% to 10% of gross sales of the lessee). In addition, pursuant to the rental indexation clause in most leases, the lessee’s Basic Rental is generally increased between 7% and 12% per year during the term of the lease. Certain lease agreements include provisions that set forth rentals based on a percentage of sales or based on a percentage of turnover exceeding a specified minimum. We determine compliance with specific goals and calculate the additional rental on a monthly basis as contemplated in the leases. Therefore, we do not recognize contingent rentals until the required minimum is exceeded.

The term of our leases ranges between 36 and 120 months. Law No. 24,808 sets forth that lessees may terminate commercial leases after an initial period of six months by giving at least 60 days prior written notice, subject to a penalty of one month to one month and a half of rental if the lessee terminates the lease during the first year of the lease and one month of rental if the lessee terminated the lease after the first year.

We also charge our lessees a monthly management fee, which is prorated among the lessees in accordance with their lease prices and varies from one shopping center to the other, in relation to the common area administration and maintenance and the administration of contributions made by lessees to finance the promotion efforts of all the operations of shopping centers. Management fees are recognized on a monthly basis as accrued. In addition to rental, we generally charge an “admission fee” to lessees, i.e. a non-reimbursable admission fee that may be required from lessees upon execution and renewal of the lease. This admission fee is usually paid as a lump sum or in a small number of monthly installments. Admission fees are recognized using the straight-line method during the effective term of the respective leases. Additionally, leases in general provide for the reimbursement of the real estate tax, insurance, advertising costs and certain common area maintenance costs. These additional rentals and reimbursements to lessees are accounted for on an accrual basis.

89

We also derive revenue from visitor parking charges, and recognize parking revenue as services rendered.

Consumer finance transactions. We derive revenue from consumer finance transactions with credit cards which consist mainly in (i) commissions for discounts to storekeepers, that are recognized when the information on the transaction is received and processed by us, (ii) data processing services consisting in the processing and printing of the statements of account of credit cardholders, that are recognized as services rendered, (iii) life insurance and disability expenses charged to credit cardholders, that are recognized on an accrual basis, and (iv) interest income from financing and loan activities.

Hotels. We recognize income from room services, catering services and restaurant facilities, as accrued at the closing of operations on each business day.

Adoption by the Comisión Nacional de Valores of CPCECABA accounting standards

The Comisión Nacional de Valores issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards became effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to:

•	changes in the impairment test of long-lived assets; and

•	changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered by a company to be impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Segment Information

We are required to disclose segment information in accordance with Technical Resolution (“RT”) No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

Agriculture and cattle raising business

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

For the fiscal years ended June 30, 2010 and 2011, our principal operations were carried out in Argentina, our country of domicile. In September 2005, we formed BrasilAgro to replicate our business strategy in Brazil.

90

As from fiscal year 2009, within the context of a number of transactions that represent us a new expansion of the agriculture and cattle raising business in South America as designed in its business plan, the Company commenced operations in the Republic of Bolivia, Republic of Paraguay and Republic of Uruguay. We conduct business in six business segments, organized primarily on a product line and geographical area basis, with each segment offering a variety of different but interrelated products:

•	Crops: this segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybean and sunflower (both domestic and international markets);

•	Beef cattle: this segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle, for sale to meat processors;

•	Milk: this segment consists of the production of milk for sale to dairy companies;

•	Other: this segment consists of services and leasing of our farms to third parties, and commodity brokerage activities; and

•	Sales of farms: this segment includes the results from the sale of farms.

We evaluate the performance of our business segments based on the “segment operating income (loss)” which represents gross profit less selling and administrative expenses plus gains (losses) from inventory holding.

Feedlot / Slaughtering business

This segment’s main business is the production of meat under the so-called “feedlot fattening” method and slaughtering through our subsidiary Cactus Argentina S.A.

The feedlot cattle beef production is processed in Exportaciones Agroindustriales Argentina S.A.’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

In December 2010, Cresud increased its interest in Cactus Argentina S.A. from 48% to 80%. Therefore, Cresud’s consolidated results for the period started on July 1, 2010 and ended on June 30, 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011. Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.; therefore, Cresud’s segment information includes a new segment known as Feedlot/Slaughtering. Cresud’s consolidated results as of June 30, 2010 do not include Cactus’ consolidated information, therefore affecting the comparability of results.

Real estate business

We have determined that the reportable business units are those based on management information generated by the company. Consequently, we have six reportable business units. These units are: “shopping centers”, “consumer finance”, “sales and developments”, “offices and other”, “hotels” and “financial and other transactions”.

Below is a general description of each segment:

•	Shopping centers. This segment includes the operating results from shopping centers, primarily composed of rental income and services received from lessees.

91

•

Consumer finance. We operate a consumer finance business based on credit card through Tarshop, the controlled subsidiary of our subsidiary APSA. Consumer finance transactions mainly consist of loans and services related to the credit card products we offer to consumers in shopping centers, hypermarkets and stores. We finance a substantial part of consumer finance activities through the securitization of credits underlying the originating accounts. Revenue from consumer finance transactions comes from interest earned from finance and loan activities, storekeeper commissions, life insurance and disability expenses and data processing fees, consisting in the processing and printing of the statement of account of the cardholder.

•	Sales and developments. This segment includes the operating results from the construction and/or sale of residential buildings.

•	Offices and other. This segment includes the operating results from rentals and services of offices and other buildings.

•	Hotels. This segment includes the operating results of hotels, which are primarily composed of revenue from rooms, catering services and restaurant.

•	Financial and other transactions. This segment basically includes revenue and costs associated with the sale of shares, other transactions related to securities and other secondary activities.

We measure reportable business units based on net income/(loss). Transactions between business units, if any, are accounted for at current market prices. We evaluate the performance of business units and allocate resources based on operating results. In most activities this does not depend on a single customer.

Results of Operations of the Agriculture and Cattle Raising Business

Effective July 1, 2006, we adopted Technical Resolution (RT) No. 22, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a material impact on our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we break down the components of our costs as separate line items in the income statement. The adoption of RT No. 22 did not change our gross profit for any of the periods presented.

92

Prior to the adoption of RT No. 22, gains or losses from initial recognition of biological assets and agricultural produce as well as changes in biological assets, were included as a deduction from cost of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income”.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to cost of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 2.u) to our financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to show that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The following terms used herein have the meanings specified below:

Production Income. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Cost of Production. Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales. Our sales consist of revenue on the sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales. Our cost of sales consists of: (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Gain (loss) from inventory holding. Our gain (loss) from inventory holding consists of changes in the carrying amount of biological assets between the beginning and the results of operations in the futures and options exchange market (Mercado a Término).

93

MANAGEMENT’S DISCUSSION OF RESULTS

Fiscal year ended June 30, 2011 compared to fiscal year ended June 30, 2010

Production income

Production income was Ps.406.5 million for fiscal year 2011, 86.7% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.157.8 million increase in our Crops segment, a Ps.25.7 million increase in our Beef cattle segment and a Ps.5.2 million increase in our Milk segment.

Crops – Domestic market

Production income from our Crops segment increased 80.3%, from Ps.143.8 million for fiscal year 2010 to Ps.259.2 million for fiscal year 2011, primarily as a result of:

•

a 41.2% increase in total production volumes, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, mainly due to an increase in volumes of sunflower 83.5%, wheat 47.0%, corn 32.0%, and soybean 11.8% harvested, partially offset by a decrease of 23.4% in volumes of sorghum harvested from year to year; and

•	a 27.6% increase in average prices of grain production.

The 41.2% increase in the production volume from our Crops segment was mainly due to a 27.8% increase in our average yield, from 3.52 tons per hectare in fiscal year 2010 to 4.50 tons per hectare in fiscal year 2011, mainly due to the mix of grain harvested and favorable weather conditions. The surface area in operation for fiscal year 2010 was 82,088 hectares (including 10,816 hectares under concession) whereas for fiscal year 2011 it was 90,750 (including 10,401 hectares under concession).

As of June 30, 2011, the harvested area was 81.4% of our total sown area, compared to 86.3% as of June 30, 2010.

The following table shows the board prices(1) as of June 30, 2010 and 2011:

	Fiscal year ended June 30,
	2010	2011
	Ps.	Ps.
Wheat	632	770
Sunflower	930	1,300
Corn	480	670
Soybean	903	1,272

(1)	Rosario Commodities Exchange board prices

Crops – International market

Production income from our Crops segment increased 156.4%, from Ps.27.1 million in fiscal year 2010 to Ps.69.4 million in fiscal year 2011, mainly as a result of:

•

a 74.8% increase in global production volume from 33,475 tons in fiscal year 2010 to 58,506 tons in fiscal year 2011, mainly due to a 72.4% increase in soybean volumes harvested, a 70.0% increase in corn volumes harvested and a 15.0% increase in sunflower volumes harvested, partially offset by a slight reduction of 1.4% in wheat volumes harvested from year to year; and

94

•	a 46.7% increase in the average price of grain production.

The 74.8% increase in production volume of our Crops segment resulted mainly from a larger surface area under operation, from 18,872 hectares in fiscal year 2010 to 30,978 hectares in fiscal year 2011, and a 6.5% increase in our average yield from 1.77 tons per hectare in fiscal year 2010 to 1.89 tons per hectare in fiscal year 2011.

As of June 30, 2011, the harvested area was 79.6% of the total sown area, compared to 95.6% as of June 30, 2010.

Beef cattle

Production income from the Beef cattle segment increased 123.6%, from Ps.20.8 million in fiscal year 2010 to Ps.46.6 million in fiscal year 2011, primarily as a result of:

•	a 8.1% increase in the average price of kilogram of cattle produced, from Ps.6.6 in fiscal year 2010 to Ps.7.1 million in fiscal year 2011,

•

a 106.8% increase in beef production volume, from 3,153 tons during fiscal year 2010 to 6,519 tons in fiscal year 2011. The beef production volume in farms and feedlot increased 117.0% and 44.4% in fiscal year 2011 compared to fiscal year 2010, respectively; and

•	a 16.8% increase in births during fiscal year 2011 compared to fiscal year 2010.

The number of hectares dedicated to beef cattle production decreased from 105,857 hectares in fiscal year 2010 to 102,279 hectares in fiscal year 2011. This was mainly due to a smaller number of own hectares devoted to cattle production.

Milk

Production income from the Milk segment increased 20.1%, from Ps.26.0 million in fiscal year 2010 to Ps.31.3 million in fiscal year 2011. This increase was mainly due to:

•	a 28.6% increase in average prices of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011; and

•

a 9.6% reduction in milk production volumes, from 21.7 million liters in fiscal year 2010 to 19.6 million liters in this fiscal year. This decrease in production volume was mainly due to a reduction in the average number of milking cows (from 3,297 in fiscal 2010 to 2,816 in fiscal 2011 as a result of the sale of “La Juanita” dairy farm), partially offset by a 5.8% increase in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2010 to 19.1 liters in fiscal year 2011.

Cost of production

Cost of production increased 38.7%, from Ps.201.9 million in fiscal year 2010 to Ps.280.1 million in fiscal year 2011. This increase was mainly due to a Ps.71.4 million increase in our Crops segment, a Ps. 3.1 million increase in our Beef cattle segment and a Ps.3.6 million increase in our Milk segment.

Crops – Domestic market

Cost of production from our Crops segment increased 43.9%, from Ps.132.3 million in fiscal year 2010 to Ps.190.4 million in fiscal year 2011, primarily as a consequence of:

•	higher production volumes in fiscal year 2011 compared to fiscal year 2010;

95

•	a larger number of hectares in operation in farms leased from third parties in fiscal year 2011 compared to fiscal year 2010; and

•	a 48.9% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton increased 0.9%, from Ps.456 in fiscal year 2010 to Ps.460 in fiscal year 2011, primarily as a result of higher direct costs of production, partially offset by higher yields per hectare during fiscal year 2011 compared to fiscal year 2010 that allowed to dilute the higher direct costs of production.

Crops – International market

Cost of production from our Crops segment increased 48.4% from Ps.27.4 million in fiscal year 2010 to Ps.40.7 million in fiscal year 2011, mainly due to:

•	higher production volumes in fiscal year 2011 compared to fiscal year 2010;

•	a larger number of hectares in operation in fiscal year 2011 compared to fiscal year 2010; and

•	a 46.1% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of supplies used (agrochemicals and seeds).

The total cost of production per ton decreased 15.1% from Ps.819 in fiscal year 2010 to Ps.696 in fiscal year 2011, mainly due to higher yields, that showed a higher production volume, compared to the previous fiscal year.

Beef Cattle

Production cost of the Beef Cattle segment increased 14.4% from Ps.21.8 million in fiscal year 2010 to Ps.25.0 million in fiscal year 2011. The increase in production costs of the Beef Cattle segment during fiscal year 2011 was mainly due to:

•	higher production volumes in fiscal year 2011 compared to fiscal year 2010; and

•	higher feed costs due to the increase of animals fattened in feedlots and higher prices of supplies.

The increase in production volumes exceeded the rise in costs; therefore, the direct cost per kilogram produced decreased by 35.1% from Ps.2.95 in fiscal year 2010 to Ps.1.91 in fiscal year 2011.

Milk

Cost of production of the Milk segment increased 17.6%, from Ps.20.4 million in fiscal year 2010 to Ps.24.0 million in fiscal year 2011. This increase was mainly due to:

•	the impact of higher direct costs. As a result of the above, cost of production per liter of milk increased from Ps.0.94 in fiscal year 2010 to Ps.1.22 in fiscal year 2011.

Sales

Total sales increased 28.2%, from Ps.1,664.6 million in fiscal year 2010 to Ps.2,133.8 million in fiscal year 2011. This was primarily due to a 72.5% increase in the Agriculture and cattle raising business, from Ps.327.4 million in fiscal 2010 to Ps.564.9 million in fiscal year 2011, the Ps.127.1 effect recorded in fiscal year 2011 in our Feedlot/Slaughtering business following the consolidation with Cactus Argentina S.A. as of December 2010 and a 7.8% increase in the Real estate business, from Ps.1,337.2 million in fiscal year 2010 to Ps.1,441.9 million in fiscal year 2011.

96

Agriculture and cattle raising business

Sales increased 72.5% from Ps.327.4 million in fiscal year 2010 to Ps.564.9 million in fiscal year 2011, as a result of a Ps.148.4 million increase in the Crops segment, a Ps.11.6 million increase in the Beef cattle segment, a Ps.4.0 million increase in the Milk segment, a Ps.7.5 million increase in the Other segment, and a Ps.65.9 million increase in our Sales of farms segment.

Crops – Domestic market

Sales from our Crops segment increased 64.7%, from Ps.164.5 million in fiscal year 2010 to Ps.271.0 million in fiscal year 2011, primarily as a consequence of:

•	a 25.6% increase in average prices of grains sold, from Ps.707 per ton in fiscal year 2010 to Ps.889 per ton in fiscal year 2011;

•	a 41.2% increase in production volume, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, generating a higher volume of crops as of the closing of this fiscal year; and

•	a 66,525 ton increase in crops sold in fiscal year 2011 compared to the previous fiscal year, due to larger stocks at the beginning of the year and higher production volumes.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2010	2011	Change
Inventories at the beginning of the fiscal year	77,449	90,299	12,850
Purchases	22,845	33,970	11,125
Production	253,051	317,072	64,021
Sales	(238,447)	(304,972)	(66,525)
Transfer of unharvested crops to expenses	(24,599)	(23,194)	1,405

Inventories at the end of the fiscal year	90,299	113,175	22,876

(1)	Includes silage stocks.

Crops – International market

Sales from our Crops segment increased 139.1% from Ps.30.1 million in fiscal year 2010 to Ps.72.0 million in fiscal year 2011, mainly as a result of:

•	a 46.3% increase in sales volume, from 35,658 tons in fiscal year 2010 to 52,179 tons in fiscal year 2011, mainly due to a higher production volume of crops in this fiscal year;

•	slightly offset by a 25.9% reduction in the average price per ton sold, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

97

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2010	2011	Variation
Inventories at the beginning of the fiscal year	2,513	4	(2,509)
Purchases	—	—	—
Production	33,475	58,496	25,021
Sales	(35,658)	(52,179)	(16,521)
Transfer of unharvested crops to expenses	(326)	(624)	(298)

Inventories at the end of the fiscal year	4	5,697	5,693

Beef cattle

Sales from our Beef cattle segment increased 29.6%, from Ps.39.3 million in fiscal year 2010 to Ps.50.9 million in fiscal year 2011, primarily as a result of:

•	a 35.9% increase in the average price per kilogram sold, from Ps.4.41 in fiscal year 2010 to Ps.6.00 in fiscal year 2011;

•	offset by a slight reduction of 4.6% in beef sales volume, from 8,898 tons in fiscal year 2010 to 8,485 tons in fiscal year 2011.

The average cattle stock remained unchanged at approximately 80,000 heads in fiscal year 2011 compared to fiscal year 2010.

Milk

Sales from the Milk segment increased 16.2% from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, mainly as a result of:

•	a 28.9% increase in the average price of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011;

•	a 5.8% increase in production efficiency levels;

•	slightly offset by a 9.6% reduction in milk production volumes, mainly due to a lower average number of milking cows.

Sales of farms

Sales from our Sales of farms segment increased 355.4% from Ps.18.6 million in fiscal year 2010 to Ps.84.5 million in fiscal year 2011, mainly as a consequence of:

Fiscal Year 2011

•

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of Ps.71.1 million (US$ 18.0 million), which have been fully collected.

•

On March 2, 2011, we agreed upon the sale of 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia. The purchase price was US$ 3.6 million. US$ 1.0 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013.

98

Fiscal year 2010

•

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of Ps.18.6 million (US$ 4.8 million), which were fully collected.

Other

Sales from our Other segment increased 15.0%, from Ps.50.5 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, mainly due to:

•	a Ps.8.3 million increase in commodity brokerage services;

•	offset by a Ps.0.8 million reduction for services to third parties, resale of raw materials, and others.

Feedlot/Slaughtering business

In December 2010, Cresud increased its interest in Cactus Argentina S.A. from 48% to 80%. Therefore, Cresud’s consolidated results for the period started on July 1, 2010 and ended on June 30, 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011. Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.; therefore, Cresud’s segment information includes a new segment known as Feedlot/Slaughtering. Cresud’s consolidated results as of June 30, 2010 do not include Cactus’ consolidated information, therefore affecting the comparability of results.

Sales from the Feedlot/Slaughtering business were Ps.127.1 million.

Real estate business

Sales from our Real estate business increased 7.8% from Ps.1,337.2 million in fiscal year 2010 to Ps.1,441.9 million in fiscal year 2011. This was caused mainly by a Ps.301.4 million increase in the Offices and other, Shopping centers, Hotels, and Sales and developments segments, partially offset by a Ps.196.8 million reduction in the Consumer finance segment due to the deconsolidation of Tarshop as from September 1, 2010. It should be noted that Cresud’s consolidated results for the fiscal year started on July 1, 2010 and ended on June 30, 2011 include the results of Tarshop S.A. only for the period from July 1, 2010 to August 31, 2010. Cresud’s consolidated results as of June 30, 2010 include consolidated information of Tarshop S.A., thus affecting the comparability of results.

Cost of sales

Total cost of sales increased 52.3% from Ps.792.2 million for fiscal year 2010 to Ps.1,206.2 million in fiscal year 2011. This was mainly due to a 59.9% increase in the Agriculture and cattle raising business, from Ps.289.7 million in fiscal year 2010 to Ps.463.2 million in fiscal year 2011, the Ps.123.3 million effect recorded in fiscal year 2011 in our Feedlot/Slaughtering Business following the consolidation with Cactus Argentina S.A. as from December 2010 and a 23.3% increase in the Real estate business from Ps.502.5 million in fiscal year 2010 to Ps.619.7 million in fiscal year 2011.

99

Agriculture and cattle raising business

Cost of sales for fiscal year 2011 increased 59.9% from Ps.289.7 million in fiscal year 2010 to Ps.463.2 million in fiscal year 2011, primarily as a result of a Ps.129.9 million increase in the Crops segment, a Ps.11.3 million increase in the Beef cattle segment, a Ps.4.0 million increase in the Milk segment, a Ps.3.3 million increase in the Other segment, and a Ps.25.1 million increase in the Sales of farms segment.

Cost of sales as a percentage of sales was 88.5% in fiscal year 2010 and 82.0% in fiscal year 2011.

Crops – Domestic market

Cost of sales from our Crops segment increased 62.8%, from Ps.148.1 million in fiscal year 2010 to Ps.241.1 million in fiscal year 2011, primarily as a result of:

•	a 27.9% increase in the volume of tons sold compared to the previous fiscal year; and

•	a 25.6% increase in the average market price of grains in fiscal year 2011.

The average cost per ton sold increased 27.3%, from Ps.621 in fiscal year 2010 to Ps.791 in fiscal year 2011, mainly as a result of the higher average market prices of grains.

Crops – International market

Cost of sales from our Crops segment increased 133.8% from Ps.27.6 million in fiscal year 2010 to Ps.64.4 million in fiscal year 2011, mainly as a result of:

•	a 46.3% increase in the volume of sales of crops in fiscal year 2011 compared to the previous fiscal year;

•	offset by a 25.9% reduction in the average price per ton of crops, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

The average cost per ton sold increased 59.8%, from Ps.773 in fiscal year 2010 to Ps.1,234 in fiscal year 2011.

Beef cattle

Cost of sales from our Beef cattle segment increased 24.3%, from Ps.46.7 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, primarily as a result of:

•	a 35.9% increase in the average price per kilogram sold, from Ps.4.41 in fiscal year 2010 to Ps.6.0 fiscal year 2011;

•	partially offset by a 4.6% reduction in beef sales volumes in fiscal year 2011 compared to fiscal year 2010.

Milk

Cost of sales from our Milk segment increased 16.2%, from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, primarily as a result of:

•	a 28.9% increase in the level of prices of milk which had an impact on the cost of sales;

•	partially offset by a 9.4% reduction in the sale volume of milk.

100

Sales of farms

Cost of sales from our Sales of farms segment increased significantly, from Ps.4.8 million in fiscal year 2010 to Ps.29.9 million in fiscal year 2011, mainly as a consequence of:

Fiscal year 2011

•	the cost of sale of 4,302 hectares of “La Juanita” farm was Ps.21.6 million;

•	the cost of sale of 910 hectares of “La Fon Fon” farm was Ps.8.3 million.

Fiscal year 2010

•	the cost of sale of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million.

Other

Cost of sales from our Other segment increased 8.6%, from Ps.38.1 million in fiscal year 2010 to Ps.41.4 million in fiscal year 2011, primarily as a result of a slight increase in costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Feedlot/Slaughtering business

Cost of sales from our Feedlot/Slaughtering business was Ps.123.3 million.

Real estate business

Cost of sales from our Real estate business increased 23.3%, from Ps.502.5 million in fiscal year 2010 to Ps.619.7 million in fiscal year 2011. This was mainly due to a Ps.194.2 million increase in the Offices and other, Shopping Centers, Hotels and Sales and developments segments, partially offset by a Ps.77.0 million reduction in the Consumer finance segment.

Gross profit

As a result of the above mentioned factors, gross profit increased 18.7%, from Ps.888.2 million in fiscal year 2010 to Ps.1,054.0 million in fiscal year 2011. This was mainly due to a significant increase in our Agriculture and cattle raising business, from a Ps.53.5 million profit in fiscal year 2010 to a Ps.228.1 million profit in fiscal year 2011, a Ps.3.8 million increase in our Feedlot/Slaughtering business in fiscal year 2011 due to the consolidation of Cactus Argentina S.A. as from December 2010 and a 1.5% reduction in the Real estate business, from a Ps.834.7 million profit in fiscal year 2010 to a Ps.822.1 million profit in fiscal year 2011.

Agriculture and cattle raising business

As a result of the above mentioned factors, gross profit increased significantly, from a Ps.53.5 million profit in fiscal 2010 to a Ps.228.1 million profit in fiscal 2011. Our gross margin, calculated as our gross profit divided by our production income, was 24.6% positive for fiscal 2010 and 56.1% positive for fiscal year 2011.

Crops – Domestic market

Gross profit from this segment increased 253.5%, from a Ps.27.9 million profit in fiscal year 2010 to a Ps.98.7 million profit in this fiscal year.

Crops – International market

Gross profit from this segment increased significantly, from Ps. 2.2 million profit in fiscal year 2010 to Ps.36.3 million profit during the current fiscal year.

Beef cattle

Gross profit from our Beef cattle segment increased 271.6%, from a Ps.8.4 million loss in fiscal year 2010 to a Ps.14.5 million profit in fiscal year 2011.

101

Milk

Gross profit from our Milk segment increased 29.2%, from Ps.5.7 million profit in fiscal year 2010 to Ps.7.3 million profit in fiscal year 2011.

Sales of farms

Gross profit from our Sales of farms segment increased 297.6% from Ps.13.7 million profit in fiscal year 2010 to Ps.54.6 million profit in fiscal year 2011.

Other

Gross profit from our Other segment increased 34.4%, from Ps.12.4 million in fiscal year 2010 to Ps.16.7 million in fiscal year 2011.

Feedlot/Slaughtering business

Gross profit from our Feedlot/Slaughtering business was Ps.3.8 profit million.

Real estate business

Gross profit from our Real estate business decreased 1.5% from Ps.834.7 million in fiscal year 2010 to Ps.822.1 million in fiscal year 2011. This was mainly due to a Ps.144.7 million increase in the Shopping Centers, Offices and other and Hotels segments and a Ps.157.3 million reduction in the Sales and developments and Consumer finance segments.

Selling expenses

Total selling expenses decreased 19.7% from Ps.219.4 million in fiscal year 2010 to Ps.176.2 million for fiscal year 2011. Selling expenses for fiscal years 2010 and 2011 include Ps.185.4 million and Ps.106.7 million from the Real Estate business, respectively. Fiscal year 2011 includes Ps.8.0 million from the Feedlot/Slaughtering business.

Agriculture and cattle raising business

Selling expenses of our Agriculture and cattle raising business increased 80.5% from Ps.34.0 million in fiscal year 2010 to Ps.61.5 million in fiscal year 2011. Selling expenses of our Crops, Beef Cattle and Other segments represented 86.0%, 4.0% and 2.3%, respectively, from the total selling expenses as of June 30, 2011.

Crops – Domestic market

Selling expenses of our Crops segment as a percentage of sales increased from 14.1% in fiscal year 2010 to 16.9% in fiscal year 2011, as a result of the increase in average sales prices of commodities in fiscal year 2011. Selling expenses per ton of grain sold increased 55.0%, from Ps.97 per ton in fiscal year 2010 to Ps.150 per ton in fiscal year 2011, primarily as a result of higher cost of freight, conditioning and storage.

Crops – International market

Selling expenses of our Crops segment as a percentage of sales decreased from 14.9% during fiscal year 2010 to 9.8% in fiscal year 2011. Selling expenses per ton of grain sold increased 7.6%, from Ps.126 per ton during fiscal year 2010 to Ps.135 per ton in fiscal year 2011.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales decreased slightly, from 6.5% in fiscal year 2010 to 4.8% in fiscal year 2011.

102

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales increased slightly from 6.6% in fiscal year 2010 to 8.1% in fiscal year 2011.

Feedlot/Slaughtering business

Selling expenses from our Feedlot/Slaughtering business were Ps.8.0 million.

Real estate business

Selling expenses from the Real estate business decreased 42.4%, from Ps.185.4 million in fiscal year 2010 to Ps.106.7 million in fiscal year 2011. This was mainly due to a Ps.100.0 million reduction in the Consumer finance segment, partially offset by a Ps.21.3 million increase in the Sales and developments, Offices and other, Shopping Centers and Hotels segments.

Administrative expenses

Total administrative expenses increased 6.8%, from Ps.239.7 million in fiscal year 2010 to Ps.256.0 million in fiscal year 2011. Fiscal years 2010 and 2011 include Ps.195.3 million and Ps.199.7 million, respectively, from the Real estate business. Fiscal year 2011 includes Ps.4.5 million from the Feedlot/Slaughtering business.

Agriculture and cattle raising business

Administrative expenses from our Agriculture and cattle raising business increased 16.8% from Ps.44.4 million in fiscal year 2010 to Ps.51.8 million in fiscal year 2011.

Crops – Domestic market

Administrative expenses increased 22.6% from Ps.19.4 million in fiscal year 2010 to Ps.23.8 million in fiscal year 2011, mainly due to

•	an increase in Salaries and wages and social security contributions;

•	higher Fees and compensation from services; and

•	higher Taxes, rates and contributions.

Crops – International market

Administrative expenses decreased 27.1%, from Ps.7.2 million in fiscal year 2010 to Ps.5.3 million in fiscal year 2011, mainly due to the addition of our international businesses in Bolivia and Paraguay during the previous fiscal year, in which higher expenses were incurred.

Beef cattle

Administrative expenses increased 15.1% from Ps.12.3 million in fiscal year 2010 to Ps.14.2 million in fiscal year 2011, mainly as a result of:

•	an increase in Salaries and wages and social security contributions;

•	higher Taxes, rates and contributions;

•	higher Fees and compensation from services.

103

Milk

Administrative expenses decreased 22.0% from Ps.2.2 million in fiscal year 2010 to Ps.1.7 million in fiscal year 2011, primarily as a result of reduced activities due to the sale of “La Juanita” dairy farm.

Sales of farms

Administrative expenses increased significantly, from Ps.1.3 million in fiscal year 2010 to Ps.3.5 million in fiscal year 2011, mainly as a result of an increase in the share of this segment.

Other

Administrative expenses increased 78.0% from Ps.1.8 million in fiscal year 2010 to Ps.3.3 million in fiscal year 2011, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases.

Feedlot/Slaughtering business

Administrative expenses from our Feedlot/Slaughtering business were Ps.4.5 million.

Real estate business

Administrative expenses from the Real estate business increased 2.2%, from Ps.195.3 million in fiscal year 2010 to Ps.199.6 million in fiscal year 2011. This resulted mainly from a Ps.25.2 million increase in the Sales and developments, Shopping Centers and Hotels segments, partially offset by a Ps.20.8 million reduction in the Offices and other and Consumer finance segments.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased 34.3% from a Ps.33.8 million gain during fiscal year 2010 to a Ps.45.4 million gain in fiscal year 2011, derived from the Real Estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased 36.3%, from a Ps.86.6 million gain in fiscal year 2010 to a Ps.55.2 million gain in fiscal year 2011. Fiscal years 2010 and 2011 include a Ps.1.1 million gain in both years, derived from the Real Estate business. Fiscal year 2011 includes a Ps.0.5 million gain from the Feedlot/Slaughtering business.

Agriculture and cattle raising business

Crops – Domestic market

Our gain (loss) from inventory holding decreased significantly, from a Ps.1.5 million gain in fiscal year 2010 to a Ps.17.8 million loss in fiscal year 2011, mainly as a result of a lower gain from inventory holding in grains and supplies, due to a significant loss from transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International market

Our gain (loss) from inventory holding increased significantly, from a Ps.0.3 million loss in fiscal year 2010 to a Ps.1.3 million gain in fiscal year 2011, mainly as a result of gains in inventory holding in grains and supplies, due to higher market prices.

104

Beef cattle

Our gain (loss) from inventory holding decreased 17.3%, from a Ps.84.3 million gain in fiscal year 2010 to a Ps.69.7 million gain in fiscal year 2011, primarily as a result of an increase in cattle market prices.

Other

Our gain (loss) from inventory holding increased 302.8%, from a Ps.0.1 million loss in fiscal year 2010 to a Ps.0.2 million gain in fiscal year 2011, mostly due to an increase in average prices of minor products.

Feedlot/Slaughtering business

Our gain (loss) from inventory holding from our Feedlot/Slaughtering business was a gain of Ps.0.5 million.

Real estate business

Our gain (loss) from inventory holding of the Real estate business increased slightly by 4.5%, reflecting a gain of approximately Ps.1.1 million in both fiscal years. This was mainly due to a Ps.0.7 million increase in the Offices and other segment, offset by a Ps.0.6 million reduction in the Sales and developments segment, compared to the previous fiscal year.

Gain (loss) from investment in Tarjeta Shopping’s trusts

Our gain (loss) from inventory holding of our investment in Tarjeta Shopping trusts decreased 87.4%, from a Ps.37.5 million gain in fiscal year 2010 to a Ps.4.7 million gain in fiscal year 2011, due to the deconsolidation of Tarshop S.A. as from September 1, 2010.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) increased 23.9%, from a Ps.587.0 million gain in fiscal year 2010 to a Ps.727.1 million gain in fiscal year 2011.

Agriculture and cattle raising business

Operating income (loss) from the Agriculture and cattle raising business increased 177.9% from a Ps.60.6 million gain in fiscal year 2010 to a Ps.168.3 million gain in fiscal year 2011.

Crops – Domestic market

Operating income (loss) from this segment increased 185.6% from a Ps.13.1 million loss in fiscal year 2010 to a Ps.11.2 million gain in fiscal year 2011.

Crops – International market

Operating income (loss) from this segment increased 360.6%, from a Ps.9.7 million loss in fiscal year 2010 to a Ps.25.3 million gain in fiscal year 2011.

Beef cattle

Operating income (loss) from this segment increased 10.7%, from a Ps.61.0 million gain in fiscal year 2010 to a Ps.67.6 million gain in fiscal year 2011.

Milk

Operating income (loss) from this segment increased 44.2%, from a Ps.2.9 million gain in fiscal year 2010 to a Ps.4.2 million gain in fiscal year 2011.

105

Sales of farms

Operating income (loss) from this segment increased 312.2%, from a Ps.12.4 million gain in fiscal year 2010 to a Ps.51.1 million gain in fiscal year 2011.

Other

Operating income (loss) from this segment increased 25.3% from a Ps.7.1 million gain in fiscal year 2010 to a Ps.8.9 million gain in fiscal year 2011.

Feedlot/Slaughtering business

Operating income (loss) from our Feedlot/Slaughtering business was a Ps.8.2 million loss.

Real estate business

Operating income (loss) from the Real estate business increased 7.7%, from a Ps.526.4 million gain in fiscal year 2010 to a Ps.567.1 million gain in fiscal year 2011. This was mainly due to a Ps.120.8 million increase in the Shopping Centers, Office and Other and Hotels segments, offset by a reduction of Ps.80.2 million in the Sales and developments and Consumer finance segments.

Amortization of goodwill

The amortization of goodwill increased 50.9%, from a Ps.43.7 million gain during fiscal year 2010 to a Ps.65.9 million gain in fiscal year 2011. This was mainly due to an increase of Ps.9.6 million from our share in BrasilAgro and of Ps.15.8 million from our Real estate business.

Net financial results

We had a net financial loss of Ps.201.3 million in fiscal year 2010, and a Ps.369.0 million loss in fiscal year 2011. This was primarily due to:

•	a higher loss of Ps.113.9 million in net financial interest recorded in fiscal year 2011;

•	a higher loss of Ps.33.2 million generated by the results from financial and other transactions in fiscal year 2011;

•	a higher loss of Ps.20.5 million generated by net exchange differences in fiscal year 2011.

Our net financial loss in fiscal year 2011 is mainly due to (i) a Ps.291.4 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) a Ps.66.1 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) a Ps.30.5 million loss derived from holding results from the placement of funds and other financial transactions.

It should be pointed out that the average exchange rate increased 4.6%, from $/US$ 3.91 at the end of fiscal 2010 to $/US$ 4.09 at the end of fiscal 2011.

Gain (loss) on equity investees

Gain on our equity investees increased 1.7%, from Ps.127.1 million in fiscal year 2010 to Ps.129.2 million in fiscal year 2011. This was primarily due to:

•	a reduction of Ps.22.1 million in fiscal year 2011 due to income from related companies in our Real Estate business;

106

•

an increase of Ps.19.0 million in fiscal year 2011 with respect to our investment in BrasilAgro. The result from our investment in BrasilAgro in fiscal year 2010 was a Ps.9.5 million loss compared to an income of Ps.9.5 million in fiscal year 2011;

•

an increase of Ps.8.7 million in fiscal year 2011 with respect to our equity interest in Cactus Argentina S.A. The result from our investment in Cactus was a Ps.21.1 million loss in fiscal year 2010 compared to a Ps.12.4 million loss for the six-month period of fiscal year 2011 (as a result of such company’s consolidation as from January 1, 2011);

•

a higher loss of Ps.4.4 million in fiscal year 2011 as a result of the amortization of higher values generated by the combination of businesses, from a loss of Ps.6.2 million in fiscal year 2010 to a loss of Ps.10.6 million for fiscal year 2011; and

•

an increase of Ps.1.0 million in fiscal year 2011 mainly as a result of our equity interest in AgroUranga S.A. The result from our investment in such company was a Ps.3.7 million gain in fiscal year 2010, compared to a Ps.4.7 million gain in fiscal year 2011.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.19.7 million and Ps.22,9 million in fiscal years 2010 and 2011, respectively. These results were mainly due to the negative impact from lawsuit contingencies and non-computable VAT.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.20.6 million in fiscal year 2010 and Ps.23.6 million in fiscal year 2011.

Income tax

Our income tax expense was Ps.145.9 million in fiscal year 2010 and Ps.125.4 million in fiscal year 2011. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.184.8 million loss for fiscal year 2010 and a Ps.169.0 million loss in fiscal year 2011.

Net income

Due to the above mentioned factors, our net income increased 14.6%, from Ps.185.4 million for fiscal year 2010 to Ps.212.6 million in fiscal year 2011.

107

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS). In conformity with the planned schedule, the Company has started training its own accounting and tax area personnel and that of its subsidiaries and related companies. The Company expects to have completed the training over the course of 2011. Besides, as planned, progress is being made in the process to prepare an initial diagnosis of the differences between standards.

Having monitored the specific plan for implementing the IFRS, to date our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any significant deviation from the stipulated objectives and terms.

Service sharing agreement entered into with IRSA and Alto Palermo

In view of the fact that our Company, IRSA and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

As a result, on June 30, 2004 our Company, IRSA and APSA entered into a Framework Agreement for the Exchange of Corporate Services, which was amended on August 23, 2007, August 14, 2008 and November 27, 2009.

At present, the Framework Agreement for the Exchange of Corporate Services among our Company, IRSA and APSA includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the service sharing agreement with IRSA and APSA so as to simplify the issues arising from the consolidation of the financial statements resulting from the increase or our investment in IRSA. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to unify in the Company and to assign to Cresud IRSA’s and APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to our payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement.

In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the Company with IRSA and APSA.

108

It should be noted that, notwithstanding this procedure, the Company, IRSA and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. In addition, Alejandro Gustavo Elsztain is the General Coordinator while the operation and implementation are the responsibility of Daniel E. Mellincovsky on behalf of our Company, Cedric Bridger on behalf of IRSA, and Abraham Perelman on behalf of APSA, all of whom are members of the Audit Committees of their respective companies.

109

PROSPECTS FOR NEXT YEAR

The agribusiness market has shown an outstanding performance in 2011, featuring higher yields and prices than in fiscal year 2010. Prospects for the next fiscal year are extremely favorable: 140,000 hectares are expected to be planted through Cresud in Argentina, Bolivia and Paraguay, and 70 thousand hectares through Brasilagro.

The context looks appealing for the segment. Prospects for commodity prices are good, hand in hand with the strong world demand for food and the stocks-to-use ratio in the United States, which has been plummeting during the last years. Beef cattle and dairy prices will remain firm and land prices will follow the upward trend of the past years, accompanying higher crop prices. We note a significant inflow of investors interested in the agribusiness sector, a circumstance that translates into the future possibility of selling appreciated farms.

In terms of land value enhancement and transformation, we will continue to develop our land in Salta and Paraguay. As concerns the farms in Salta, we developed 6,900 hectares in 2011 and we plan to develop approximately 6,000 additional hectares in the next fiscal year. In Paraguay, we will maintain our 6,000 hectare rate of development per year and we expect to reach higher yields this year after two years of operations.

As concerns operating performance, in Argentina the 2010-11 season had highly favorable results, exceeding those recorded in the previous year. This is explained in part by the increase in crop prices and satisfactory yields. In the case of Bolivia, after 2 years of operations, the 2011 margin was higher than the previous year, motivated in part by price and yield improvements and the experience gathered in agricultural management and operations in the area. For 2012, the season is expected to be highly successful, fueled by the technical strategy adopted, which ensures good yields in a context of robust prices.

In Argentina we will continue with our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms and in farms under concession. As regards leases, we will focus on farms closer to core areas with more stable yields. In terms of our interest in the meatpacking plant through Exportaciones Agroindustriales Argentinas S.A., we are carrying out an action plan aimed at gearing corporate operations to the industry’s current outlook. Finally, concerning our dairy business, following the sale of “La Juanita” farm we have concentrated milk production in our state-of-the-art dairy facility in El Tigre, which we operate at full capacity and with high output levels.

We continue developing our regional penetration strategy. Following the consummation of the purchase of BrasilAgro’s stake held by Tarpon Investimentos, Cresud’s interest in this Brazilian company reached 35.75%. In addition, it has acquired two new farms in Bolivia and it is analyzing opportunities in other countries of the region, with the objective to put together a regional portfolio with major development and appreciation potential.

Agribusiness offers very interesting prospects. We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

110

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

a) Directors, Alternate Directors and Senior Management

Our Company is managed by a board of directors, which consists of ten directors and four alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on October 31, 2008, October 29, 2009 and October 29, 2010, for terms expiring in the years 2011, 2012 and 2013, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice-chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/12	10/29/09	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/13	10/29/10	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/13	10/29/10	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/06	2006
Daniel E. Mellincovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro G. Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/13	10/29/10	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel Elias Mellincovsky, Enrique Antonini and Eduardo Kalpakian qualify as independent directors, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, IRSA, Consultores Assets Management S.A., BACS Banco de Crédito & Securitización S.A. (“BACS”), and Banco Hipotecario S.A., among other companies. He is also vice-chairman of the board of directors of E-Commerce Latina S.A. and director of BrasilAgro and Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

111

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Inter-American Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also vice-chairman of IRSA, Alto Palermo S.A., Puerto Retiro, Tarshop S.A. and Fibesa; and director of Banco Hipotecario, Nuevas Fronteras S.A., BrasilAgro and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. At present he is chairman of BrasilAgro, second vice-chairman of IRSA, executive vice-chairman of Alto Palermo and SAPSA, vice-chairman of Nuevas Fronteras and Hoteles Argentinos and Director of Inversora Bolívar S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed management functions at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial entities and companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA, Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a Director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Daniel E. Mellincovsky. Mr. Mellincovsky obtained a degree in accounting from the School of Economic Sciences of the University of Buenos Aires (Universidad de Buenos Aires). He has been director in several companies of the agro industrial and food distribution sectors. He has also been director at financial entities and hotel businesses.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

112

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad del Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate of the Zang, Bergel & Viñes law firm until June 2002, when he joined our in-house legal team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee (Comité de Abogados de Bancos de la República Argentina) and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business administration from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been a director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently vice-chairman of the board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20744. Gabriel Blasi and Carlos Blousson, senior managers of our Company, are also subject to the above mentioned Law.

Law No. 20744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Management

Appointment of Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information on Senior Management

The following table shows information about our current senior managers:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	Chief Executive Officer of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	1997

113

The following is a biographical description of each of our senior managers who are not directors:

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Manager since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil – Sociedad de Bolsa-. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of IRSA and Alto Palermo.

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual general ordinary shareholders’ meeting which was held on October 29, 2009:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Cohn	05/20/1959	Member
Alicia Rigueira	12/02/1951	Member
Roberto Murmis	04/07/1959	Member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he was a manager of Harteneck, López y Cía. / Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo, Inversora Bolívar and Banco Hipotecario S.A.

114

Noemí Cohn. Ms. Cohn holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Ms. Cohn is a partner at Abelovich, Polano & Asociados S.R.L./Nexia International, an Argentine accounting firm, and works in the audit area. Ms. Cohn worked in the audit area of Harteneck, López y Compañía, Coopers & Lybrand in Argentina and in Los Angeles, California. Ms. Cohn is member of the Supervisory Committee of Cresud and IRSA, among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, López y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the University of Lomas de Zamora (Universidad de Lomas de Zamora).

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia Cecilia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and former manager at Harteneck, López y Cía. / Coopers & Lybrand. She is also a member of the Supervisory Committees of IRSA, Shopping Alto Palermo, Inversora Bolivar and Baldovinos S.A.

Audit Committee

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with

115

disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

On November 3, 2008, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Daniel Elías Mellincovsky, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

b) Compensation

Compensation of directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 29, 2010 the shareholders approved an aggregate remuneration of Ps.6.4 million for all of our directors for the fiscal year ended June 30, 2010. At the end of the current fiscal year, the above mentioned remuneration was paid in full.

Compensation of Supervisory Committee

The shareholders meeting held on October 29, 2010 further approved by majority vote to pay a compensation of Ps.10,000 to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2011 was Ps.6.8 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Capitalization plan for executive management

The Company maintains a capitalization plan for our key managers by means of contributions made by the employees and us.

116

Such plan is directed to certain selected employees and aims to retain them by increasing their total compensation package through an extraordinary reward that is granted upon the occurrence of certain circumstances.

Participation and contributions under the plan are voluntary. Once the invitation to participate has been accepted by the beneficiary, he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution is up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. On the other hand, the Company’s contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the participants’ contributions are transferred to a special independent financial vehicle created and located in Argentina as an Investment Fund approved by the CNV. Such funds are freely redeemable upon request of the participants.

Contributions made by the Company under the plan are transferred to another separate and independent financial vehicle (for example, a trust fund). In the future, participants will have access to 100% of the benefits of the plan (that is, our contributions made on the Participants’ behalf to the specially created financial vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the plan for at least 5 years subject to certain conditions.

117

DIVIDENDS AND DIVIDEND POLICY

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual audited financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

The following table shows the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates and refer to unconsolidated dividends of Cresud. See “Exchange Controls”.

Year	Total Dividend	Dividend per Common Share (1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	—	—
2011	69.0	0.138

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls”.

The shareholders’ meeting dated December 9, 2010 approved the distribution of Ps.69,000,000 as interim dividends for the fiscal year ended June 30, 2011.

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

118

On November 13, 2009, the Board of Directors resolved to start the process of ratable attribution and allocation among the Company’s shareholders, of 25,000,000 (twenty-five million) treasury shares of $1 par value each and entitled to one vote per share, issued by Cresud and purchased by it in the midst of the disruptions faced by the domestic and international markets during fiscal year 2008-2009.

On December 29, 2009, the Company reported that as a result of the ratable attribution and allocation of treasury shares among its shareholders, the terms and conditions of the outstanding warrants were amended as set forth below:

Number of shares issuable per warrant:

•	Before attribution: 0.33333333

•	After attribution: 0.35100598

Price of shares issuable upon exercise of warrants:

•	Before attribution: U$S1.6800

•	After attribution: U$S 1.5954

In addition, it also resolved to pay a cash dividend of Ps.60,000,000.- as from December 1, 2009, equivalent to an amount per share of approximately Ps. 0.12 and an amount per ADR of approximately Ps.1.21.

119

MARKET INFORMATION

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES”. Since March 1997, our ADSs, each representing 10 common shares, are listed on the NASDAQ under the trading symbol “CRESY”. The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our shares on the Buenos Aires Stock Exchange for the first quarter of 2004 through June 2010. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2003 through June 2009. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
		Ps. per Share			US$ per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,561	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,860,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	15,517,433	13.49	8.82
2nd Quarter	1,497,135	5.54	4.65	5,371,047	15.89	11.17
3rd Quarter	3,059,016	6.00	4.42	11,335,218	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,547,175	6.00	3.41	35,964,820	15.89	8.82
Fiscal year 2011
1st Quarter	3,281,751	6.55	6.55	6,069,472	16.58	11.55
2nd Quarter	3,070,201	7.87	6.56	8,671,782	19.93	16.04
3rd Quarter	1,534,934	7.90	7.00	5,729,814	19.17	16.83
4th Quarter	827,430	7.69	6.45	4,243,179	18.28	14.68
Annual	8,717,443	7.90	4.70	24,964,491	19.93	11.55
January 2011	666,838	7.90	7.35	2,132,254	19.17	17.94
February 2011	431,728	7.88	7.00	1,887,483	19.01	16.83
March 2011	436,368	7.65	7.00	1,665,645	18.36	16.85
April 2011	144,169	7.68	7.18	1,082,184	18.28	16.90
May 2011	268,688	7.69	6.97	1,671,117	17.48	16.25
June 2011	414,573	7.34	6.45	1,489,878	16.90	14.68

120

Source: Bloomberg

As of June 30, 2011, ADRs evidencing 46,491,117 ADSs were outstanding (equivalent to 464,911,165 common shares or 92.7% of the total number of issued common shares).

During the fourth quarter of fiscal year 2011, 1,474 shares were issued as a result of the exercise of conversion rights in respect of 4,200 warrants. The proceeds of this transaction were US$ 2,351.98. As of June 30, 2010, 177,640,138 warrants were pending exercise.

121

Exhibit I: Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

122

As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

a)	Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

b)	In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

c)	The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the Corporate Governance Code.

d)	The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

e)	The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board has approved organization-wide risk management control policies and sees to it that they are permanently updated. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments through the Audit Committee.

f)	There are continuous education programs for directors and management executives, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

123

On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.-

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place since the year that audit committees became a legal requirement. The Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

124

8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting every year. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for the those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities. In this respect, the Company has a policy in place, annually determined by the Board and senior management. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

125

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express–and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various channels, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

126

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company resorted to tender offers in the past, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Board of Directors has been distributing cash dividends during the past 11 fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

127

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.cresud.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

128

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

129

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

Saúl Zang
First Vice-Chairman,
acting as Chairman

130

Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Annual Report and Financial Statements

for the fiscal years

ended June 30, 2011 and 2010

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Consolidated Financial Statements

for the fiscal years

ended June 30, 2011 and 2010

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 77 started on July 1, 2010

Financial Statements for the fiscal year ended June 30, 2011

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(In thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor – Ciudad Autónoma de Buenos Aires

Principal Activity:	Agricultural, livestock, and real-state.

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from de original prepared in Spanish

for publication in Argentina

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,534	501,562,534	501,562,534

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)		June 30, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a.)	193,949	80,919	Trade accounts payable (Note 4.i.)	473,229	403,743
Investments (Note 4.b.)	575,061	278,968	Short-term debt (Note 4.j.)	1,316,232	1,059,736
Trade accounts receivable net (Note 4.c.)	452,771	441,065	Salaries and social security payable (Note 4.k.)	82,877	61,484
Other receivables (Note 4.d.)	291,846	251,908	Taxes payable (Note 4.l.)	135,804	108,558
Inventories (Note 4.e.)	751,961	400,521	Customers advances (Note 4.m.)	269,555	216,464

Total Current Assets	2,265,588	1,453,381	Other liabilities (Note 4.n.)	81,880	75,842

			Provisions for lawsuits and contingencies (Note 4.o.)	4,615	2,890

			Total Current Liabilities	2,364,192	1,928,717

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i.)	12,145	23,368
NON-CURRENT ASSETS			Customers advances (Note 4.m.)	94,244	90,393
Trade accounts receivable (Note 4.c.)	32,699	42,123	Long-term debt (Note 4.j.)	2,086,305	853,166
Other receivables (Note 4.d.)	326,625	248,315	Salaries and social security payable (Note 4.k.)	635	—
Inventories (Note 4.e.)	357,607	204,218	Taxes payable (Note 4.l.)	579,336	273,963
Investments on equity investees (Note 4.b.)	2,077,219	1,881,135	Other liabilities (Note 4.n.)	21,624	65,372
Other Investments (Note 4.b.)	1,682	18,935	Provisions for lawsuits and contingencies (Note 4.o.)	14,952	9,708

Property and Equipment, net (Note 4.f.)	5,333,109	3,290,221	Total Non-Current Liabilities	2,809,241	1,315,970

Intangible assets, net (Note 4.g.)	79,945	88,585	Total Liabilities	5,173,433	3,244,687

Subtotal Non-Current Assets	8,208,886	5,773,532

Goodwill, net (Note 4.h.)	(741,056)	(389,025)	Minority interest	2,346,448	1,625,008

Total Non-Current Assets	7,467,830	5,384,507	SHAREHOLDERS’ EQUITY	2,213,537	1,968,193

Total Assets	9,733,418	6,837,888	Total Liabilities and Shareholders’ Equity	9,733,418	6,837,888

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang Vice president I acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

For the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2011	June 30, 2010
Agricultural production income (Note 5)	406,481	217,721
Cost of agricultural production (Note 5)	(280,078)	(201,957)

Production gain – Agricultural	126,403	15,764

Sales - crops, beef cattle, milk and others (Note 5)	480,347	308,837
Sales of farms (Note 5)	84,507	18,557
Cost of sales - crops, beef cattle, milk and others (Note 5)	(433,300)	(284,828)
Costs of sales of farm (Note 5)	(29,906)	(4,825)

Sales profit - Agricultural business	101,648	37,741

Sales of slaughtering and feed lot (Note 5)	127,086	—
Cost of slaughtering and feed lot (Note 5)	(123,271)	—

Sales profit – Slaughtering and feed lot business	3,815	—

Sales and development of properties (Note 5)	341,074	225,567
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	1,100,813	1,111,673
Cost of sales and development of properties (Note 5)	(252,894)	(99,893)
Costs of lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	(366,845)	(402,631)

Sales profit - Real estate business	822,148	834,716

Gross profit - Agricultural business	228,051	53,505

Gross profit - Slaughtering and Feed lot Business	3,815	—

Gross profit - Real estate business	822,148	834,716

Gross profit	1,054,014	888,221

Selling expenses (Note 5)	(176,207)	(219,454)
Administrative expenses (Note 5)	(256,016)	(239,678)
Gain from recognition of inventories at net realizable value (Note 5)	45,442	33,831
Unrealized gain (Note 4.p.)	55,188	86,580
Net gain from retained interest in consumer finance trusts (Note 5)	4,707	37,470

Operating gain	727,128	586,970

Amortization of goodwill	65,954	43,721
Financial results:
Generated by assets:
Exchange gain	25,586	6,943
Interest income (Note 4.q.)	19,006	23,281
Other unrealized (loss) gain (Note 4.q.)	(16,851)	9,172

Subtotal	27,741	39,396

Generated by liabilities:
Exchange loss	(91,649)	(52,501)
Loans and convertible notes	(290,854)	(181,806)
Other unrealized loss (Note 4.q.)	(14,230)	(6,431)

Subtotal	(396,733)	(240,738)

Total Financial results	(368,992)	(201,342)

Gain on participation in equity investees	129,360	127,105
Other income and expenses, net (Note 4.r.)	(22,817)	(19,651)
Management fee	(23,618)	(20,601)

Net income before income tax and minority interest	507,015	516,202

Income tax and minimum presumed income tax	(125,443)	(145,952)
Minority interest	(169,007)	(184,844)

Net income for the year	212,565	185,406

Earnings per share:
Basic net gain per share (Note 9 to the basic financial statements)	0.43	0.38
Diluted net gain per share (Note 9 to the basic financial statements)	0.38	0.34

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang Vice president I acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

For the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2011	June 30, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	175,653	211,676
Cash and cash equivalents at the end of the year	705,544	175,653

Increase (decrease) net in cash and cash equivalents	529,891	(36,023)

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	212,565	185,406
Income tax	125,443	145,952
Accrued interest	247,226	168,443
Adjustments made to reach net cash flow from operating activities
Sales of fixed assets	33,197	(21,694)
Gain on equity investees	(129,360)	(127,105)
Minority interest	169,007	184,844
Increase in allowances and provisions	64,486	87,053
Depreciation and amortization	194,518	180,585
Unrealized loss on inventories	(55,188)	(86,580)
Financial results	102,695	694
Adjustment valuation to net realizable value in other assets	(45,442)	(33,831)
Amortization of goodwill	(65,954)	(43,721)
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(156,883)	(143,336)
Increase in other receivables	(46,251)	(47,753)
Increase in inventories	(58,549)	(36,908)
Increase in intangible assets	(3,117)	(2,391)
Decrease in social security payables, taxes payable and customers advances	(62,647)	(93,540)
Increase in trade accounts payable	8,963	25,105
Increase (decrease) in other liabilities	18,528	(6,250)

Cash flows provided by operating activities	553,237	334,973

Investing activities
Dividends collected	14,116	6,486
Increase in interest on equity investments	(354,539)	(311,295)
Payment/collection for subsidiary acquired/sold, net of cash acquired/paid	(346,599)	2,707
Acquisition of Tarshop’s minority interest	—	(1,574)
Net gain on the sales of other properties	—	5,328
Payment of non-compete agreement with Tarshop´s minority shareholders	—	(5,615)
Advances for purchases of shares	(1,798)	(23,735)
Advances for sales of shares	—	19,951
Acquisition and upgrading of fixed assets	(169,634)	(199,674)
Decrease (Increase) of investments	77,530	(4,526)
Purchase of undeveloped parcels of lands	(185)	(11,930)
(Increase) collection of loans granted	(1,217)	438
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(35,013)	—
Collection of loans granted of Subsidiaries, related companies Law 19,550 Section 33 and related parties	25,827	—

Cash flows applied to investing activities	(791,512)	(523,439)

Saúl Zang
Vice president I
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

For the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2011	June 30, 2010
Financing activities
Exercise of warrants and options	13	135
Repurchase of non-convertible notes	(163,330)	(12,000)
Issuance of non-convertible notes	965,453	129,204
Increase in loans	357,644	697,559
Cash dividends paid	(190,406)	(97,262)
Decrease in loans	(250,721)	(321,498)
Decrease in mortgages payable	—	(1,930)
Acquisition of minority interest	—	(26,992)
Payment of financial interest	(186,757)	(167,364)
Payment of non-convertible notes	(35,251)	—
Contributions from minority shareholders	808	46,220
Proceeds from sale of Negotiable Obligations, net of expenses	302,252	—
Canceling financed purchases	(31,539)	(93,629)

Cash flows provided by financing activities	768,166	152,443

Net increase (decrease) in cash and cash equivalents	529,891	(36,023)

The accompanying notes are an integral part of the consolidated financial statements

	June 30, 2011	June 30, 2010
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	10,925	3,242
Increase in Investments through an increase of other receivables	—	8,402
Financial costs capitalized in fixed assets	—	5,331
Increase in Property and equipment through an increase in trade accounts payable	28,895	4,996
Increase in permanent investments by transitory conversion differences	107,643	33,885
Undeveloped parcels of land transferred to inventories	3,030	7,789
Increase in inventories through a decrease in fixed assets	2,947	43,984
Issuance of certificates of participation	—	8,646
Decrease of undeveloped parcels of land through an increase of other receivables	—	6,359
Increase in inventories through an increase in customer advances	—	3,310
Decrease in inventories through a decrease in customer advances	1,920	—
Increase in related parties interest through a decrease in other receivables	70,620	8,838
Increase in minority interest through a decrease in current other debts	—	14,512
Increase in Investments through a decrease in Inventories	64,150	1,076
Increase in intangible assets through an increase in other payables	—	7,545
Increase in permanent investments through an increase in other payables	—	13,209
Increase in minority interest through a decrease in short term debt	—	1,310
Decrease in current investments through an increase of other receivables	—	8,402
Transfer of goodwill, net to intangible assets	—	20,873
Decrease in financial debts through an increase in shareholders’ equity	61,240	—
Increase in fixed assets through an Increase in loans	47,912	—
Increase in investments through an increase in other payables	16,004	—
Decrease in inventories through an increase in Investments	14,451	—
Decrease in other payables through an increase in minority interest	20,557	—
Complementary information
Income tax paid	82,231	45,073

Saúl Zang
Vice president I
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

For the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2011	June 30, 2010
Acquisition of subsidiaries companies
Current investments	(75,717)	(21,322)
Trade Accounts Receivables, Net	(160,514)	11
Other receivables	153,435	797
Inventories	309,970	—
Property and equipment, net	2,035,825	289
Intangible assets	6,877	11,278
Trade accounts payable	(27,338)	(2,658)
Advances for customers	(15,557)	—
Financial Loans	(147,516)	—
Salaries and social security payable	(6,690)	(87)
Taxes payable	(321,428)	(23)
Provisions for lawsuits	(2,766)	—
Other liabilities	(19,109)	(5,294)
Minority interest	(16,862)	—

Acquired / sold assets that do not affect cash, net value	1,712,610	(17,009)

Acquired funds	361,384	(11)

Net value of assets acquired / sold	2,073,994	(17,020)

Minority interest	(550,432)	(897)
Equity method before of consolidation	(384,679)	—
Goodwill generated by the purchase	(411,248)	21,380
Result of sale	15,327	—
Remaining investment	28,967	—

Purchase value of subsidiaries companies	771,929	3,463

Acquired funds	(361,384)	(13)
Amount founded by sellers	(33,403)	11,560
Inventories to receive	—	8,200
Impairment and sale of investment	—	(23,687)

Advanced amount	(30,543)	(2,230)

Purchase value of subsidiaries companies, net of cash acquired / payed	346,599	(2,707)

Saúl Zang
Vice president I
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a.	Basis of consolidation

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria consolidated on a line by line basis the Balance Sheet as of June 30, 2011 and 2010, the Statements of Income and the Statements of Cash Flows for the fiscal years ended as of June 30, 2011 and 2010 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), approved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of June 30, 2011 and 2010 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agrology S.A. (“Agrology”), Cactus Argentina S.A. (“Cactus”), BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

On December 23, 2010, Cresud made a capital contribution in the amount of Ps. 16 million to Cactus, including additional paid-in capital. As a result of such capital contribution, our shareholdering interest increased to 80% as of December 31, 2010.

As from December 31, 2010, Cresud consolidates its financial statements with those of Cactus, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Consequently, the consolidated financial statements of the company as of June 30, 2010 do not include information consolidated with Cactus.

The consolidated income statement as of June 30, 2011 includes income made by Cactus between January 1 and June 30, 2011.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

During the current fiscal year, the Company has increased its share in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas to 35.75%. Consequently, with the aim of enhancing the comparability of financial statements, additional information is disclosed on the effect the additional purchase of shares of BrasilAgro had on the financial statement. Since consolidation shall be performed as of June 30, 2011, the effect on the Statement of Income and Cash Flows is not presented comparatively. As of June 30, 2010, the interest held by the Company was 23.24%.

On September 13, 2010, Alto Palermo S.A. (“APSA”) sold its 80% interest in Tarshop S.A. Consequently, the consolidated balance sheet as of this closing does not include Tarshop and the statements of income and the statement of cash flows include such company only for the two-month period when APSA held control over it. Therefore, the compatibility of consolidated financial statements is affected.

The totals relevant of the Company’s consolidated financial statements, assuming the sale of the shares of Tarshop S.A. had taken place as of June 30, 2010.

Balance Sheet as of June 30, 2010

Item	Published Financial Statements of Cresud as of June 30, 2010 (in pesos)	Tarshop S.A. as of June 30, 2010 (in pesos)	BrasilAgro as of June 30, 2010	Financial Statements in the event of sale / purchase as of June 30, 2010 (in pesos)
Current Assets	1,453,381	(269,148)	640,180	1,824,413
Non-Current Assets	5,384,507	28,881	667,352	6,080,740

Total Assets	6,837,888	(240,267)	1,307,532	7,905,153

Current Liabilities	1,928,717	(242,969)	192,817	1,878,565
Non-Current Liabilities	1,315,970	2,702	148,116	1,466,788

Total Liabilities	3,244,687	(240,267)	340,933	3,345,353

Minority Interest	1,625,008	—	966,599	2,591,607

Shareholders’ Equity	1,968,193	—	—	1,968,193

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

Consolidated Statement of Income

As of fiscal years ended on June 30, 2011 and 2010:

Item	Published Financial Statements of Cresud as of June 30, 2010 (in pesos)	Tarshop S.A. as of June 30, 2010 (in pesos)	BrasilAgro as of June 30, 2010	Financial Statements in the event of sale / purchase as of June 30, 2010 (in pesos)
Production profit - Agricultural	15,764	—	—	15,764
Sales profit - Agricultural business	37,741	—	—	37,741
Sales profit - Real estate business	834,716	(158,751)	—	675,965

Gross profit	888,221	(158,751)	—	729,470

Operative result	586,970	(54,088)	—	532,882

Net income for the year	185,406	—	—	185,406

Statement of Cash Flow

For the fiscal year ended June 30, 2010:

Item	Published Financial Statements of Cresud as of June 30, 2010 (in pesos)	Tarshop S.A. as of June 30, 2010 (in pesos)	BrasilAgro as of June 30, 2010	Financial Statements in the event of sale / purchase as of June 30, 2010 (in pesos)
Net Cash flows provided by operating activities	334,973	79,446	—	414,419
Net Cash flows used in investing activities	(523,439)	(37,321)	—	(560,760)
Net Cash flows provided by (used in) financing activities	152,443	(49,369)	—	103,074

Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2011 and June 30, 2010 and originally issued for the purpose of your presentation with comparative figures as of June 30, 2011.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
IRSA	57.70	(1)
FyO.Com	65.85
Agrology	100.00
FyO Trading	67.09	(2)
Agrotech	100.00	(3)
Pluriagro	100.00	(3)
Northagro	100.00	(3)
Cactus	80.00
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	79.98	(4)
BrasilAgro	35.75

(1)	Includes interests of 7.10% of Agrology.
(2)	Includes interests of 63.46% of FyO Com.
(3)	Includes interests of 3% of Agrology.
(4)	Includes interests of 99.97% of Cactus.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements (See Note 2 of the basic financial statements)

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a.	Inventories

Slaughtering business

Slaughtering and meat processing in cold chambers

They are stated at their net realizable value, net of any additional selling costs.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

Property units to receive

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

b.	Current investments

Real Estate Business

As of June 30, 2010, current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment. In addition, it includes public bonds, mutual funds and mortgage bonds carried at market value at the end of the year.

c.	Non-current investments

Real Estate Business

Investments on controlled and related companies and other non-current investment

As of June 30, 2010, included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.b, as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The equity interest in Rigby 183 LLC, New Lipstick LLC and the acquisition of the additional ownership interest in APSA are currently undergoing the analysis of the fair value of the identifiable assets and liabilities that have been acquired in accordance with the guidelines under Technical Resolution No. 21, paragraph 1.3.1.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A. and Torodur S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad.

Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the closing of the fiscal year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Translation differences”.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The obtained values, do not exceed their respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

d.	Business combinations

Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

e.	Property and equipment, net

Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

f.	Intangible assets

Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public (see Note 8. 2.c.).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses and organizational

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the year.

Non-Compete Agreement

Those expenses were amortized by the straight-line method in 28 months period starting upon from December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus has written off this intangible asset.

g.	Goodwill, net

Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Goodwill, net” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained, do not exceed the respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

h.	Customer advances

Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

i.	Allowances

Real Estate Business

Allowance for doubtful accounts: See Note 2 n. to the basic financial statements.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every year.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: See Note 2 n. to the basic financial statements.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

j.	Liabilities in kind related to barter transactions

Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables”.

k.	Revenue recognition

Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

2)	Revenue recognition of Alto Palermo S.A. (“APSA”)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal year whether collection has or has not been made.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.999%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and commissions for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

I.	Employee Benefits

•	Agricultural business

1.	Share-based payments award plan

BrasilAgro has a share-based payments award plan, settled in shares, by means of which the Company receives employees’ services as consideration for equity instruments of the Company (options). The fair value of the employees’ services, received as consideration for the options granted, is charged to expenses. The total value to be debited is measured by reference to the fair value of the options granted. Vesting conditions are not taken into account (such as profitability, sale increase targets and completion of a specified period of service). Vesting conditions (other than market conditions) are taken into account by adjusting the number of options included in the measurement of the transaction amount. The total expense is recorded in the period in which the options vest; period in which the vesting conditions shall be met. At fiscal year-end, BrasilAgro revises its estimates of the amount of options vested (other than market conditions). It records the effect of the revision of the initial estimates, if any, under the statement of income, with the corresponding adjustment to Equity.

Consideration received, net of any directly attributable transaction cost, are credited from the capital stock (nominal value) and the share premium, if applicable, when the options are exercised.

Social contributions to be paid, related to the concession of the award options are considerated as part of the concession, and the corresponding collection will be treated as a transaction liquidated in cash.

2.	Employee benefits. Profit-sharing in BrasilAgro

Profit-sharing is usually booked as of fiscal year-end, since BrasilAgro can measure them in a reliable way.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of June 30, 2011 and 2010, the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Cash	2,101	5,005
Foreign currency	35	77
Banks in local currency	177,322	64,435
Banks in foreign currency	14,341	5,458
Checks to be deposited	150	5,944

	193,949	80,919

b.	Investments

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Temporary investments
Mutual Funds (2)	337,963	153,699
Time deposits	233,697	—
- Participation trust certificates	—	2,846
- Certificates of participation - Tarshop S.A. Trust	—	124,671
- Allowance for impairment of investments	—	(7,423)
- Global 2010 bonds	—	132
- Mortgage Bonds	477	918
Public shares (1)	2,912	4,075
Other investments (1)	12	50

	575,061	278,968

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of June 30, 2011 and 2010 includes Ps. 60,065 and Ps. 58,965 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Investments on equity investees:
Agro – Uranga S.A.
Shares	11,924	10,191
Higher property value	11,179	11,179

	23,103	21,370

Cactus Argentina S.A. (“Cactus”)
Shares	—	2,071
Goodwill	—	4,978
Allowance for impairment of Cactus goodwill	—	(4,978)

	—	2,071

EAASA
Shares	—	5

	—	5

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (“BrasilAgro”)
Shares	—	290,832
Higher values (1)	—	6,887
Goodwill	—	6,965
Negative Goodwill	—	(14,765)
Warrants	27,199	—

	27,199	289,919

Banco Hipotecario S.A.
Shares	939,553	791,632
Higher values (2)	6,658	10,570
Goodwill	(27,762)	13,278

	918,449	815,480

Banco Crédito & Securitización S.A.
Shares	6,117	5,996

	6,117	5,996

(1)	Corresponds to Ps. 53,354 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 233 of higher value intangible assets, Ps. 13,347 of lower value trade account payables and Ps. (12,821) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 5,899 of IRSA.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Manibil S.A.
Shares	27,671	27,228
Goodwill	10	10

	27,681	27,238

Hersha Hospitality Trust
Shares/Options	277,248	204,553

	277,248	204,553

Tarshop S.A.
Shares	54,089	—
Higher values	(4,310)	—

	49,779	—

RIGBY 183 LLC
Shares	91,136	—

	91,136	—

TGLT S.A.
Shares	56,382	—

	56,382	—

New Lipstick
Shares	115,946	—

	115,946	—

Advances for shares purchases	1,797	23,735

	1,797	23,735

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Undeveloped parcels of lands:
- Santa María del Plata	222,578	204,420
- Construction rights on Soleil Factory	6,676	—
- Puerto Retiro (1)	66,321	66,551
- Plot of land Beruti (2)	—	54,237
- Plot of land Caballito	49,699	40,630
- Patio Olmos (3)	33,744	33,218
- Torres Rosario plot of land	—	14,230
- Coto air space (5)	17,594	14,672
- Zetol plot of land (4)	32,207	14,348
- Canteras Natal Crespo	6,539	6,465
- Pilar	4,066	4,066
- Torres Jardín IV	—	3,038
- Vista al Muelle plot of land (4)	21,654	8,292
- Other undeveloped parcels of lands	21,304	26,601

	482,382	490,768

	2,077,219	1,881,135

(1)	Note 7.A.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements
(3)	Note 9 B.2.a. to the consolidated financial statements.
(4)	Note 8 B.1.e. to the consolidated financial statements.
(5)	Note 9 B.2.d. to the consolidated financial statements.

Other investments

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Certificates of participation - Tarshop S.A. Trust	—	18,458
Allowance for impairment of investments	—	(1,165)
MAT	90	90
Coprolán	21	21
Other investments	1,571	1,531

	1,682	18,935

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

c.	Trade account Receivable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Debtors from consumer financing	70,248	245,538
Leases, services and real estate receivables	97,025	76,565
Receivables under legal proceedings	595	—
Checks to be deposited	104,083	67,920
Debtors from expenses and collective promotion fund	18,953	19,917
Leases, services and real estate receivables under legal proceedings	48,954	42,117
Trade accounts receivable – agricultural business	192,062	73,399
Trade accounts receivable – real estate agricultural business	3,885	3,162
Trade accounts receivable – real estate business	4,034	—
Debtors from hotel activities	9,954	11,186
Documents receivable	5,987	4,207
Debtors from consumer financing – collection agents	4,869	4,532
Credit cards receivable	497	877
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	9,189	6,500
Less:
Allowance for doubtful accounts	(117,564)	(114,855)

	452,771	441,065

Non-current
Debtors from consumer financing	—	25,824
Leases, services and real estate receivables	14,300	15,553
Documents receivable	—	399
Trade accounts receivable – agricultural business	3,519	—
Trade accounts receivable – real estate agricultural business	14,880	1,597
Less:
Allowance for doubtful accounts	—	(1,250)

	32,699	42,123

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

d.	Other receivables

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Call Option Metropolitan 885 Third Ave. LLC	—	48,461
Receivables from the sale of shares (1)	—	35,772
VAT receivables, net	56,566	50,994
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	29,151	10,876
Prepaid expenses	49,300	41,003
Income tax advances and tax credit (net of provision for income tax)	15,133	9,992
Guarantee deposits re. securitization programs	—	5,427
Loans granted	644	859
Gross sales tax credit and others	10,895	9,013
Receivable for services of consumer financing	—	4,880
Guarantee deposits	633	2,611
Pre-paid insurance	—	79
Minimum presumed income tax	1,824	1,056
Premiums collected	2,919	—
Financial operations to liquidate	14,180	512
Other tax credits	59,323	745
Prepaid leases	11,044	4,823
VAT withholdings	1,709	—
Transfer VAT debtors	61	—
Withholding income tax	7,764	—
Financial derivates instruments	1,867	—
VAT export refunds	424	—
Expenses to be recovered	7,707	235
Others	20,794	24,570
Provision of expenses to be recovered	(92)	—

	291,846	251,908

(1)	Note 8.B.1.j.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Deferred tax	32,452	66,245
Minimum presumed income tax	129,958	97,025
VAT receivables, net	55,914	65,088
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	29,772	15,010
Prepaid expenses	3,114	2,609
Mortgages receivables under legal proceeding	2,208	2,208
Guarantee deposits	55,975	—
Allowance for doubtful accounts	(2,208)	(2,208)
Other tax credits	12,131	—
Gross sales tax credit and others	1,067	935
Others	6,242	1,403

	326,625	248,315

e.	Inventories

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Agricultural business:
Crops	232,009	51,660
Materials and others	115,140	37,619
Beef cattle	45,131	16,053
Unharvested crops	69,724	26,807
Seeds and fodder	8,009	3,664
Slaughtered stock	5,898	—
Suppliers advances	8,697	—
Real Estate Business:
Credit from barter transaction of Terreno Caballito (Koad)	5,860	27,115
Abril	1,145	1,839
Inventories (hotel business)	3,575	3,141
El Encuentro	5,660	5,777
Horizons	212,211	211,397
Credit from barter transaction of Terreno Rosario	25,607	3,379
Other Inventories	3,519	2,841
San Martín de Tours	424	433
Torres Jardin	32	68
Torres Rosario	9,320	8,728

	751,961	400,521

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Agricultural business:
Beef cattle	184,527	141,602
Unharvested crops	83,227	—
Real Estate Business:
Credit from barter of Caballito (Cyrsa) (Note 4.s)	—	25,155
Credit from barter of Terreno Caballito (Koad)	—	6,991
Credit from barter of Caballito (TGLT) (Note 4.s)	51,999	—
Credit from barter transaction of Terreno Rosario	—	7,742
El Encuentro	1,898	6,222
Terrenos de Caballito	—	6,794
Beruti	23,309	—
Lands to receive Peraiola	8,200	8,200
Torres Rosario	4,388	—
Other Inventories	59	1,512

	357,607	204,218

f.	Property and equipment, net

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Agricultural business	1,797,953	464,164
Real Estate Business:
Shopping Center	2,226,543	1,505,363
Office buildings	966,320	979,778
Hotels	203,716	204,721
Other fixed assets	138,577	136,195

	5,333,109	3,290,221

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

g.	Intangible assets

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Agricultural business	28,290	22,452
Real Estate Business	51,655	66,133

	79,945	88,585

h.	Goodwill, net

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Goodwill
IRSA	14,330	13,040
BrasilAgro-Companhia Brasilera de Propiedades Agrícolas	6,965	—
APSA	12,431	10,866
Torre BankBoston	4,873	5,033
Della Paolera 265 y Museo Renault	2,620	2,755
Fibesa S.A.	—	47
Mendoza Plaza Shopping S.A.	2,552	—
Soleil Factory	4,978	—
Emprendimiento Recoleta S.A.	59	—
Empalme S.A.I.C.F.A. y G.	1,688	—
Conil S.A.	506	506
Negative goodwill
IRSA	(324,774)	(360,477)
BrasilAgro-Companhia Brasilera de Propiedades Agrícolas	(73,947)	—
APSA	(342,604)	(26,443)
Palermo Invest S.A.	(23,498)	(24,503)
Empalme S.A.I.C.F.A. y G.	(4,371)	(4,757)
Mendoza Plaza Shopping S.A.	(4,726)	(5,002)
Emprendimiento Recoleta S.A.	(25)	(90)
Unicity S.A.	(3,601)	—
Conil S.A.	(163)	—
Soleil Factory	(14,349)	—

	(741,056)	(389,025)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

i.	Trade accounts payable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Suppliers	118,146	224,236
Provisions for inputs and other expenses	114,355	99,593
Debt related to purchase of farms	180,325	25,181
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	10,054	2,815
Liabilities in kind “Horizons”	36,443	46,451
Provisions for harvest expenses	4,245	3,284
Checks deferred	6,111	—
Others	3,550	2,183

	473,229	403,743

Non-current
Suppliers	47	11,210
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	12,158
Debt related to purchase of farms	12,098	—

	12,145	23,368

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

j.	Short-term and long-term debts

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Bank loans	331,779	253,990
Bank Overdrafts	684,215	609,075
Short-term debt	—	23,019
Foreign financial entities	3,473	4,921
Seller- financed debt	50,191	15,920
Non-convertible Notes – IRSA 2017	20,960	15,393
Non-convertible Notes Class II	—	35,324
Non-convertible Notes Class III	36,314	—
Non-convertible Notes Class IV	55,503	—
Non-convertible Notes Class V	36,177	—
Non-convertible Notes Class VI	33,427	—
Non-convertible Notes Class VII	21	—
Non-convertible Notes – IRSA 2020	30,800	—
Non-convertible Notes – APSA US$ 120 M.	4,490	2,702
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.s.)	3	2,719
Non-convertible Notes – APSA 2011 Ps. 55 M.	—	44,165
Non-convertible Notes – APSA 2011 US$ 6 M.	—	25,813
Non-convertible Notes – APSA 2012 Ps. 154 M.	28,879	26,695

	1,316,232	1,059,736

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Foreign financial entities	10,355	—
Non-convertible Notes Class IV	18,314	—
Non-convertible Notes Class V	70,927	—
Non-convertible Notes Class VI	99,286	—
Non-convertible Notes Class VII	8,509	—
Non-convertible Notes – IRSA 2017	599,565	440,670
Non-convertible Notes – APSA US$ 120 M.	421,498	261,663
Bank loans	173,527	52,767
Non-convertible Notes – IRSA 2020	598,116	—
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.s.)	4,640	60,782
Non-convertible Notes – APSA 2012 Ps. 154 M.	—	24,848
Seller- financed debt	81,568	12,436

	2,086,305	853,166

k.	Remunerations and social security contributions

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Provisions for vacation and bonuses	67,011	47,967
Social security payable	12,827	11,994
Salaries payable	1,369	1,019
Facilities for payment plan social security	209	—
Others	1,461	504

	82,877	61,484

Non-current
Facilities for payment plan social security	635	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

l.	Taxes payable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
VAT payable, net	21,642	17,308
Tax payment facilities plan for VAT	—	13,235
Minimum presumed income tax	17,757	14,127
Income tax provision, net	62,485	38,213
Tax on shareholders´ personal assets	4,276	4,360
Provisions – Gross sales tax payable	5,951	4,729
Tax payment facilities plan for income tax	1,879	1,559
Tax withholdings	10,757	12,482
Gross revenue tax moratorium	1,886	485
Others	9,171	2,060

	135,804	108,558

Non-current
Deferred tax	555,901	248,722
Income tax payable moratorium	18,982	19,145
Tax on shareholders´ personal assets moratorium	2,086	2,392
Gross revenue tax moratorium	1,206	1,320
Tax moratorium – ABL	—	2,372
Others	1,161	12

	579,336	273,963

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

m.	Customer advances

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Admission rights	60,822	51,194
Advanced payments from customers	173,712	134,889
Leases and service advances	35,021	30,381

	269,555	216,464

Non-current
Admission rights	66,885	59,469
Leases and service advances	27,359	30,924

	94,244	90,393

n.	Other liabilities

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Lower value of acquired contracts	—	1,929
Payables to Nationals Park Administration	1,100	2,589
Debt to purchase of investments	316	—
Other debts	16,004	—
Guarantee deposits	4,128	5,243
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	37,326	26,117
Premiums collected	672	595
Debt former minority shareholder Tarshop S.A.	—	3,529
Provision for contract management (Note 4.s.)	7,868	7,267
Operations to liquidate	7,681	178
Profits to be made and improvements made by others to earn	332	516
Dividends payable	5	—
Advance sale of shares of Tarshop S.A. (Note 4.s.)	—	21,070
Others	6,448	6,809

	81,880	75,842

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Loan with shareholders of related parties	252	19,989
Contributed leasehold improvements to be accrued and unrealized gains	9,170	9,687
Guarantee deposits	6,207	4,073
Debt former minority shareholder Tashop S.A.	—	3,322
Hersha´s Option payable	—	16,693
Additional capital contribution payable	—	5,897
Advances on assignment of right	3,344	3,166
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	20	20
Deferred revenue	20	—
Others	2,611	2,525

	21,624	65,372

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Lawsuits and contingencies	4,615	2,890

	4,615	2,890

Non-current
Lawsuits and contingencies	14,952	9,708

	14,952	9,708

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

p.	Unrealized gain

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Unrealized gain on inventories - Beef cattle	69,752	84,349
Unrealized loss on inventories - Crops, raw materials and MAT	(15,704)	1,140
Operative gain and unrealized gain on real estate assets	1,140	1,091

Total unrealized gain	55,188	86,580

q.	Financial results, net

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Generated by assets:
Income Interest
Income Interest	18,959	19,462
Interest for assets discount	47	3,819

Sub-total	19,006	23,281

Other Unrealized gain (loss)
Conversion differences	(4,543)	2,271
Gain on hedging operations	—	5,412
Tax on bank account operations	2,501	(5,812)
(Loss) Gain on financial operations	(10,129)	7,693
Others	(4,680)	(392)

Sub-total	(16,851)	9,172

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2011	June 30, 2010
Generated by liabilities:
Other Unrealized gain (loss)
Others	(14,230)	(6,431)

Sub-total	(14,230)	(6,431)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Other incomes:
Recovery of allowances	—	1,151
Gains on the sales of other fixed assets	35	5
Lawsuits and contingencies	87	—
Sale of consumer relationships	10,019	—
Management fee	735	855
Others	2,219	1,066

Sub-total Other Income	13,095	3,077

Other Expenses:
Tax on shareholders´ personal assets	(13,269)	(12,734)
Lawsuits and contingencies	(3,487)	(742)
Unrecoverable VAT receivable	(3,347)	(2,937)
Donations	(7,020)	(5,592)
Others	(8,789)	(723)

Sub-total Other Expenses	(35,912)	(22,728)

Total Other income and expenses, net	(22,817)	(19,651)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and other related parties:

Balances as of June 30, 2011, compared to the balances as of June 30, 2010, held with related companies, persons and shareholders are as follows:

As of June 30, 2011

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	96	46	—	—	(178)	—	—
Banco Hipotecario S.A. (2)	225	—	—	—	(252)	—	—
Baicom Networks S.A. (2)	61	6	415	—	—	—	—
Canteras Natal Crespo S.A. (4)	403	41	—	—	—	—	—
Consorcio Libertador S.A. (3)	140	16	—	—	(65)	(4)	—
Consorcio Torre Boston .S.A. (3)	1,076	344	—	—	(836)	—	—
Consultores Asset Management S.A. (3)	997	29	—	—	(10)	(7,868)	—
Museo de los niños S.A. (3)	1,781	—	—	—	(9)	—	—
Cresca S.A. (4)	350	528	10,596	—	(46)	—	—
Cyrsa S.A. (4)	1,761	11	—	—	(1,725)	(43)	—
Directors (3)	14	215	—	—	—	(16,004)	(20)
Estudio Zang, Bergel & Viñes (3)	—	9	—	—	(1,241)	(308)	—
Fundación IRSA (3)	33	1	—	—	(1)	(1,075)	—
Inversiones Financieras del Sur S.A. (1)	—	3,689	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,690	—	—	—	—	—
New Lipstick LLC (2)	—	960	—	—	—	(622)	—
Lipstick Management LLC (2)	—	448	—	—	—	—	—
Personal loans(3)	77	4,044	—	—	(153)	(1,000)	—
Puerto Retiro S.A. (2)	58	63	—	—	(5)	—	—
Tarshop S.A. (2)	660	13,863	—	—	(5,533)	(17,330)	—
Quality Invest S.A. (4)	799	241	—	—	—	(16)	—
TGLT S.A. (3)	658	1,680	—	51,999	—	—	—
Grupo MAEDA S.A. Agroindustrial (3)	—	—	18,761	—	—	—	—
IRSA Developments LP (3)	—	7	—	—	—	(4)	—
Elsztain Reality Partners Maste (3)	—	—	—	—	—	(859)	—
IRSA Real Estate Strategies LP (3)	—	64	—	—	—	(8)	—
Elsztain Managing Partners Lim	—	156	—	—	—	(53)	—

Total	9,189	29,151	29,772	51,999	(10,054)	(45,194)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2010

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Non-current Trade accounts payable	Short-term debt	Long-term debt	Current Other Liabilities	Non-Current Other Liabilities
Agro –Uranga S.A. (2)	7	39	—	—	(36)	—	—	—	—	—
Banco Hipotecario S.A. (2)	354	—	—	—	(168)	—	—	—	(21,070)	—
Baicom Networks S.A. (2)	—	1	323	—	—	—	—	—	—	—
BrasilAgro (2)	—	—	—	—	(8)	—	—	—	—	—
Cactus (2)	304	—	—	—	(632)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	883	2	—	—	(10)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	20	—	—	(66)	—	—	—	(4)	—
Consorcio Torre Boston .S.A. (3)	595	205	—	—	—	—	—	—	—	—
Consultores Asset Management S.A. (3)	918	29	—	—	(7)	—	—	—	(7,267)	—
Cresca S.A. (4)	182	5,219	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,669	8	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	169	—	—	(36)	—	—	—	(24,994)	(20)
Estudio Zang, Bergel & Viñes (3)	—	22	—	—	(708)	—	—	—	—	—
Fundación IRSA (3)	41	5	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	95	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—
Museo de los niños S.A. (3)	1,111	—	—	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Personal loans(3)	57	2,894	—	—	(128)	—	—	—	—	—
Puerto Retiro S.A. (2)	59	31	—	—	(5)	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(27)	—

Total	6,500	10,876	15,010	25,155	(2,815)	(12,158)	(2,716)	(60,822)	(54,454)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

The results for the fiscal years ended June 30, 2011 and 2010, held with related companies, persons and shareholders are as follows:

As of June 30, 2011

	Gain from leases	Beef cattle expenses	Fees	Interest income (loss)	Other income and expenses and current tax on shareholders’ personal assets	Administration services	Sales and fees for shared services	Donations
Agro –Uranga S.A. (2)	—	—	—	—	1,567	—	—	—
Cactus (2)	—	(1,304)	—	—	28	48	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	4	—	—	48	—
Consorcio Libertador S.A. (3)	12	—	—	—	—	—	123	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	78	—
Consultores Asset Management S.A. (3)	99	—	(23,618)	—	—	—	—	—
Cresca S.A. (4)	—	—	—	33	—	686	—	—
Cyrsa S.A. (4)	4	—	—	—	—	—	—	—
Directors (3)	—	—	(52,862)	(4)	—	—	—	—
EAASA (2)	—	—	—	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(7,708)	—	—	—	226	—
Fundación IRSA (3)	—	—	—	—	—	—	—	(3,134)
Inversiones Financieras del Sur S.A. (1)	—	—	—	2,566	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(315)	—	—	—	—
Credits to employees (3)	—	—	—	380	—	—	—	—
Tarshop S.A. (2)	3,954	—	—	80	12,596	—	85	—

Total	4,069	(1,304)	(84,188)	2,744	14,191	734	560	(3,134)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest income (loss)	Other	Other income and expenses and current tax on shareholders’ personal assets	Administration services	Salaries and wages	Sales and fees for shared services	Donations
Shareholders in general (5)	—	—	—	—	—	(204)	—	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	1,323	—	—	—	—	—
Cactus (2)	—	(2,090)	—	9	40	—	152	—	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	100	—	—	—	—	48	—
Consorcio Torre Boston (3)	—	—	—	—	—	—	—	—	54	—
Consorcio Libertador S.A. (3)	11	—	—	—	—	—	—	—	123	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	—	—	195	—
Consultores Asset Management S.A. (3)	—	—	(20,601)	—	—	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	—	703	—	—	—
Cyrsa S.A. (4)	24	—	—	—	—	—	—	—	73	—
Directors (3)	—	—	(50,198)	(9)	—	—	—	(428)	—	—
Estudio Zang, Bergel & Viñes (3)	97	—	(4,921)	—	—	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	—	—	—	(423)
Inversiones Financieras del Sur S.A. (1)	—	—	—	804	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(8,049)	—	—	—	—	—	—
Credits to employees (3)	—	—	—	95	—	—	—	—	—	—

Total	132	(2,090)	(75,720)	(7,050)	1,363	(204)	855	(428)	493	(423)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	SEGMENT REPORTING

As of June 30, 2011:

Description	Agricultural								Slaugh- tering / Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Other	Non Opera- ting	Subtotal Agricul- tural business		Develop- ment and sale of properties	Office Other	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business
	Local	Inter- national
Production income	259,215	69,415	46,574	31,277	—	—	—	406,481	—	—	—	—	—	—	—	—	406,481
Cost of production	(190,431)	(40,695)	(24,987)	(23,965)	—	—	—	(280,078)	—	—	—	—	—	—	—	—	(280,078)

Production profit	68,784	28,720	21,587	7,312	—	—	—	126,403	—	—	—	—	—	—	—	—	126,403

Sales	270,979	72,030	50,909	28,381	84,507	58,048	—	564,854	127,086	341,074	164,035	675,319	192,883	68,576	—	1,441,887	2,133,827
Cost of sales	(241,093)	(64,409)	(58,034)	(28,381)	(29,906)	(41,383)	—	(463,206)	(123,271)	(252,894)	(36,940)	(187,652)	(119,765)	(22,488)	—	(619,739)	(1,206,216)

Sales profit	29,886	7,621	(7,125)	—	54,601	16,665	—	101,648	3,815	88,180	127,095	487,667	73,118	46,088	—	822,148	927,611

Gross profit	98,670	36,341	14,462	7,312	54,601	16,665	—	228,051	3,815	88,180	127,095	487,667	73,118	46,088	—	822,148	1,054,014

Selling expenses	(45,837)	(7,054)	(2,461)	(1,405)	—	(4,717)	—	(61,474)	(8,029)	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	—	(106,704)	(176,207)
Administrative expenses	(23,837)	(5,250)	(14,192)	(1,739)	(3,542)	(3,273)	—	(51,833)	(4,530)	(41,425)	(43,029)	(67,935)	(40,318)	(6,946)	—	(199,653)	(256,016)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	45,442	—	—	—	—	—	45,442	45,442
Unrealized gain (loss) on inventories	(17,756)	1,297	69,752	—	—	217	—	53,510	538	128	1,012	—	—	—	—	1,140	55,188
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	4,707	—	4,707	4,707

Operating result	11,240	25,334	67,561	4,168	51,059	8,892	—	168,254	(8,206)	76,929	79,795	379,503	11,877	18,976	—	567,080	727,128

Assets	445,977	2,016,016	317,414	66,362	18,765	36,803	543,704	3,445,041	60,224	757,009	1,431,013	2,126,750	237,267	37,710	1,638,404	6,228,153	9,733,418
Liabilities	374,833	563,816	205,435	41,786	—	13,649	406,887	1,606,406	41,793	493,997	572,754	1,944,136	236,637	31,112	246,598	3,525,234	5,173,433
Non-current investments in other companies(1)	19,975	27,199	156	2,971	—	—	—	50,301	—	84,063	207,082	—	277,248	49,779	924,567	1,542,739	1,593,040
Increases and transfers of property and equipment	82,900	1,261,663	14,837	705	—	239	7,522	1,367,866	22,576	76	38,424	751,044	8,145	3,003	—	800,692	2,168,558
Amortization and Depreciation	3,680	671	1,732	1,078	—	554	1,217	8,932	—	180	29,696	138,771	14,663	2,276	—	185,586	194,518

(1)	The balance corresponds to equity interest in Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	(continued)

As of June 30, 2010:

	Agricultural								Slaugh- tering /Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Other	Non Opera- ting	Subtotal Agricul- tural business		Develop- ment and sale of properties	Office Other	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business
Description	Local	Inter- national
Production income	143,772	27,076	20,830	26,043	—	—	—	217,721	—	—	—	—	—	—	—	—	217,721
Cost of production	(132,301)	(27,423)	(21,850)	(20,383)	—	—	—	(201,957)	—	—	—	—	—	—	—	—	(201,957)

Production profit	11,471	(347)	(1,020)	5,660	—	—	—	15,764	—	—	—	—	—	—	—	—	15,764

Sales	164,522	30,129	39,274	24,415	18,557	50,497	—	327,394	—	225,567	156,592	529,841	159,894	265,346	—	1,337,240	1,664,634
Cost of sales	(148,077)	(27,552)	(46,682)	(24,415)	(4,825)	(38,102)	—	(289,653)	—	(99,893)	(35,705)	(164,265)	(103,191)	(99,470)	—	(502,524)	(792,177)

Sales profit	16,445	2,577	(7,408)	—	13,732	12,395	—	37,741	—	125,674	120,887	365,576	56,703	165,876	—	834,716	872,457

Gross profit	27,916	2,230	(8,428)	5,660	13,732	12,395	—	53,505	—	125,674	120,887	365,576	56,703	165,876	—	834,716	888,221

Selling expenses	(23,127)	(4,481)	(2,550)	(540)	—	(3,355)	—	(34,053)	—	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)	(219,454)
Administrative expenses	(19,440)	(7,203)	(12,329)	(2,229)	(1,346)	(1,839)	—	(44,386)	—	(35,079)	(45,679)	(54,335)	(35,074)	(25,125)	—	(195,292)	(239,678)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	33,831	—	—	—	—	—	33,831	33,831
Unrealized gain (loss) on inventories	1,515	(268)	84,349	—	—	(107)	—	85,489	—	730	361	—	—	—	—	1,091	86,580
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	37,470	—	37,470	37,470

Operating result	(13,136)	(9,722)	61,042	2,891	12,386	7,094	—	60,555	—	122,768	71,117	274,107	5,120	53,303	—	526,415	586,970

Assets	381,962	442,276	265,567	51,330	3,162	19,674	162,020	1,325,991	2,357	683,040	1,104,047	1,814,382	239,278	314,285	1,354,508	5,509,540	6,837,888
Liabilities	274,040	38,819	159,368	30,396	—	5,731	229,486	737,840	629	309,153	443,213	1,066,958	209,002	296,968	180,924	2,506,218	3,244,687
Non-current investments in other companies(1)	18,856	289,919	126	2,388	—	—	5	311,294	2,071	27,238	—	—	—	—	1,026,029	1,053,267	1,366,632
Increases and transfers of property and equipment	17,542	13,231	12,672	1,646	—	978	392	46,461	—	—	102,040	56,998	3,727	1,696	—	164,461	210,922
Amortization and Depreciation	5,044	—	1,842	687	—	279	653	8,505	—	17,121	25,988	106,539	16,432	7,993	—	174,073	182,578

(1)	The balance corresponds to equity interest in BrasilAgro, Cactus, Agro – Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito y Securitización S.A., Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

B.	Real Estate Business

Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, 2010 the case was elevated to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR’s debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps. 1.8 million to Ps. 1.1 million.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

The Court of Appeal ruled that the claim should be treated by the Court of original jurisdiction. Hence, the file was returned to the original Court. There, the auctioneer requested payment of the fees, which were decreased to Ps. 1.1 million plus VAT, after LLR’s appeal was favorable. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the fees that refer in the previous paragraph.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

1.	BrasilAgro

a.	Fazenda Cremaq

BrasilAgro has constituted a mortgage on 10,097 ha. of Fazenda Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 46,682 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which will accrue interest at a fixed rate, payable on a quarterly basis. The capital was due on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million (capital plus interest) to be paid on September 12, 2011; US$ 0.4 million (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of June 30, 2011
República Building	299,596
Caballito plot of land	45,699
Soleil Factory	68,715
Bariloche plot of land	27,051
Zetol plot of land	32,207
Suipacha 652	18,851
Predio San Martin	69,994
Vista al Muelle plot of land	21,654

d.	IRSA maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

g.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A.. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

h.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

2.	APSA

a.	As of June 30, 2011 under other current receivables, APSA has deposits that are restricted under due to different court attachments.

b.	The accounts receivable guarantee deposits in Other current receivables and programs included the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

c.	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2011 amounts to Ps. 45,814 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

d.	Other current investments account, as of June 30, 2010 included BONTE 2006 bonds for Ps. 34; which were deposited as rental guarantee.

e.	As of June 30, 2010, Tarshop S.A. had granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan of Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,724).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 7).

•	To Banco Hipotecario S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI,, (loan of Ps. 20,149).

f.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Property and equipment”).

g.	As of June 30, 2010 included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated, which were included in other non current receivables for an amount of Ps. 217.

h.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of US$ 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Purchase of shares and warrant BrasilAgro

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed with Tarpon an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011. When the price agreed was cancelled, the pledge constituted on 3,864,086 shares and 37,325 warrants from BrasilAgro’s first issue released

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding stock as of June 30, 2011 (see note 13.1.a to the Basic Financial Statements). It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

As of June 30, 2011 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants (Note 4.b).

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the Company has consolidated its financial statements with BrasilAgro’s financial statements as of June 30, 2011, as stated in Note 1.a. to this consolidated financial statements.

2.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3, 2008. The option will be in force for a term of 10 years and will be automatically extended for two additional ten-year terms, and it may also be renewed.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A.

Finally, on June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option for an amount of 3,646 hectares which were transferred to Cresca S.A. (1,807 of which corresponds to Agrology).

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

B.	Real Estate Business

1.	IRSA

•	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance will be cancelled in installments and will be fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

As of June 30, 2011, the percentage of completion of the “Horizons” project was 96%. Two of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work on the other towers is in the last stage and delivery and signature of deeds is expected in the following months.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

•	Acquisition of Hersha Hospitality Trust’s shares (Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million As part of the agreement, IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010, March 2010, and October 2010, REIG purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million. (4,789,917 for US$ 3.00 per share and 3,864,000 for US$ 4.25 per share and 2,952,625 a US$ 5.80 per share).

During December 2010, March and June 2011, IRSA through its subsidiaries sold 1,500,000, 738,800 and 303,579 common shares, respectively, in Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 IRSA´s direct and indirect interest in Hersha represents 9.18%. On the other hand, upon exercise of the call option and assuming any Company’s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 12.13%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

•	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 “Metropolitan 885 Third Avenue. LLC” (o “Metropolitan”), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 bp rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its ownership interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

•	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, IRSA´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

•	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operations was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In the framework of the purchase agreement of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of the transaction.

Both parties have agreed that all the obligations mentioned above shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. (Cyrela) for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

•	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into IRSA, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities

•	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of face value of US$ 15.5 million of “APSA’s Convertible Notes 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, IRSA’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

As a consequence of the transaction, as of June 30, 2011, IRSA’s interest in APSA rises to 94.89%.

•	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first and second installment falling due in December 2010 and June 2011, respectively.

•	Acquisition of Torodur S.A

In May 2010 the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company closed the sale and transfer of Torodur S.A. shares for US$ 0.01 million to APSA. As a consequence, as of June 30, 2011 the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A. in Ps. 0.02 million.

•	Acquisition of Unicity S.A

On September 1st, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce the remaining 11.39%.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

•	Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

•	Purchase of TGLT S.A.´s shares.

In December 2010, IRSA acquired 9,598 non-endorsable common shares in book entry form of 1 vote each, representing 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

•	Sale of interest stake in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

•	Purchase of BACS shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

•	Acquisition of shares of Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

The Company exercised its preemptive rights and took part in the offer acquiring 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares of BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

•	Exchange agreement on a piece of land in Caballito (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

•	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	APSA

a.	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1st, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall or commercial centers of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$ 2.2 million. At the date of issuance of these financial statements, there are not outstanding balances.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

b.	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus APSA’s participation increased to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

c.	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over APSA Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

Banco Hipotecario shall release 50% of the pledged Corporate Notes after one year as from the date appearing on the Closing Minutes and the remaining 50% after two years from such date.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

d	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter, “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011 the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which the latter will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

On April 11, 2011, Quality requested the CNDC to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

e.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, A.PS.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital common stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of June 30, 2011 is made up as follows: (i) one US$ 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

On June 25, 2010, Alto Palermo S.A. subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. for US$ 1.4 million. The term to exercise the option was due on April 30, 2011 and it was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The party granting the option did not call for a bid and the option forfeited. The result of such option is shown under other income and expense, net.

f.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the part of the Goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation was of US$ 20.7 million of which US$ 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the signature of the definitive instrument took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled as follows: i) US$ 1 million with the delivery of the title deed and ii) US$ 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as suppliers advance. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition, on July 1, 2010, APSA shall start the works i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the date of issuance of these Financial Statements, any of the two conditions have been fulfilled.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

g.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “B” share representing 50% of Metroshop S.A.’s capital stock.

As an action subsequent to the taking over, APSA S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts or clients

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA’s subsidiary) 1,840,000 shares, representative of 5% of Metroshop S.A.’s capital stock for a total amount of Ps. 0.8 million.

As of June 30, 2011 APSA’s direct and indirect interest in Metroshop S.A. represents 100%.

h.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010, January and April 2011, APSA acquired the amount of 42,810, 98,000 and 876,474 of shares, respectively, for an amount of Ps. 9.2 million, reaching 8.87% of TGLT S.A.´s common stock.

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a.	On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million out of which US$ 1.1 million was paid upon executing the purchase agreement, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009 and US$ 2.5 million on February 15, 2011.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

b.	On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid upon executing the purchase agreement, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009 and US$ 2.0 million in November 11, 2010.

c.	On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million were paid upon executing the purchase agreement, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009 and US$ 1.9 million in November 11, 2010.

d.	On June 3 and June 7, 2011 the Company subscribed contracts for the purchase of two lots, located in Santa Cruz, Bolivia, with a total extension of approximately 5,000 ha., which will be used for agricultural purposes.

The first lot corresponds to a field of approximately 2,660 ha. meant for the exploitation of sugar cane, whose purchase price amounts to US$ 8.4 million. On the subscription date of the corresponding contract, US$ 2 million were paid; the balance shall be cancelled in four installments, being the first due in July 2011 and the last one in October 2012.

The second lot corresponds to a field of approximately 2,340 ha. devoted to the exploitation of soybeans, whose purchase price amounts to US$ 5 million. Of this amount, US$ 1.7 million have already been paid and the balance shall be paid in four half-yearly and consecutive installments, being the first due in December 2011 and the last one in June 2013.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

e.	Additionally, the Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million. The Company has received US$ 1 million of the total sale price, and the balance shall be collected in five half-yearly and consecutive installments, being the first due in December 2011 and the last one in December 2013.

B.	Real Estate Business

1.	IRSA

Acquisition of Catalinas Norte plots of land

On December 2009 IRSA acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sing to the preliminary sales agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 334th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 232 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Afterwards, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The property has been recorded as non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future Real Estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking space in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Such transaction is disclosed in inventory – Torres Rosario.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) that were compromised in the barter transaction agreement that should be transferred to the Company and the memorandum of possession of the 45 parking spaces and 5 storage rooms.

The above is disclosed in inventory – Torres Rosario under construction.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

c.	Barter – Beruti plot of land

On October 13, 2010, TGLT and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. Such amount has been paid as of the date of these financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land. IGLT constituted a mortgage on the real estate, in favor of APSA.

The above is disclosed in Inventories and Property and equipment.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo (remedy for legal protection against violation of rights)”, which ruled the suspension of the works.

d.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa S.A. (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which APSA obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011 the Municipality of Paraná granted the municipal clearance for constructing the shopping mall. As of the date of issuance of these financial statements, non of the two conditions have been fulfilled.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

f.	Plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of purchase without possession by which the Company sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, which has been fully canceled.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

g.	Plot of land Rosario

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer acceptance	Agreed price (in thousands of US$)	Collected amount as of 06/30/11 (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	4,200	05/26/2011
2 E	05/03/2010	1,430	1,430	09/29/2010
2 F	11/10/2010	1,931	1,255	07/06/2011
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	256	—

The lots subject to these transactions have been recorded to the inventory account.

On June 15, 2011, APSA acquired on its own and by means of its subsidiary Torodur S.A. (see Note 16.6 to the Financial Statements) from Boldt S.A. and Inverama S.L. (sellers) 50% of the shares of Nuevo Puerto de Santa Fe S.A. (NPSF), a Company lessee of a property that houses a shopping mall located on the Port of the city of Santa Fe, Province of Santa Fe.

The purchase price for that acquisition is US$ 4.5 million payable in up to 24 installments with no interests, being the last installment due on February 2013. As of June 30, 2011 the first and second installment were paid as advances, for a total amount of US$ 0.377 million. Such transaction is disclosed in Non-current investments – Advance for purchase of shares.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The purchase of shares of NPSF is contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe does not raise any challenge against the transaction.

Once this condition is met, within five (5) days of such event, the actual transfer of shares shall be completed, and APSA shall become owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, shall represent 50% of the voting capital of NPSF. In addition, GRAINCO S.A., which currently holds a 33.33% share in the voting stock of NPSF shall own the remaining 50%.

NOTE 10:	GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of June 30, 2011 and 2010, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 20.469 and Ps. 9,498 respectively.

As of June 30, 2011 and 2010, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Real Estate Business

1.	IRSA

Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non-convertible notes - 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes (“the Program”) in a face value of up to US$ 200 million authorized by the National Securities Commission. Non-convertible notes - 2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes - 2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA’s Board of Directors approved the extension of the maximum face value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the face value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Convertible Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

On October 7, 2010, the holders of Convertible Notes into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. As from the conversion, the number of APSA’S shares went from 782,064,214 to 1,259,608,411.

Thus, the holders of APSA’s Notes (Convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of June 30, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million, mainly held by IRSA.

b.	Issuance of non-convertible notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.44 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

The Company holds corporate notes Series II for an amount of Ps. 13.3 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

These issuances correspond to classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

The APSA’s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of Series III.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of Series IV.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	SIGNIFICANT EVENTS

A.	Agricultural business

a.	Sugar Cane Supply Contract between BrasilAgro and ETH Bioenergía (formerly Brenco)

On March 6, 2008, BrasilAgro entered into contracts for the exclusive provision to ETH Bioenergía, whereby ETH Bionenergía is bound to purchase the full production of two crop cycles of sugar cane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended, also upon prior agreement of the parties. One of the contracts involves farming to be implemented by BrasilAgro in an area of approximately 5,718 hectares in Fazanda Araucária, while the second one pertains to an approximate area of 3,669 hectares in Fazenda Alto Taquari.

For purposes of these contracts, the price of the sugar cane ton shall be the price fixed based on the total recoverable sugar in the cane, by tone of sugar cane effectively delivered, according to the production mix of the industrial unit involved.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Exposure to the non-financial public sector

Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 663,879 booked in its financial statements, according to the following detail:

a) Government bonds, net of allowances, for Ps. 568,867;

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

b) Loans to the national, provincial and municipal non-financial public sector for Ps. 50,889;

c) Other receivables derived from financial intermediation for Ps. 44,123, which can be broken down into: Ps. 22,775 pertaining to debt securities from the Financial Trusts SISVIAL and Ps. 21,348 pertaining to swaps on the bonds BOGAR for Ps. 698, BONAR 2017 for Ps. 3,910 and BODEN 2015 for Ps. 16,740.

Through Communication “A” No. 4546 of July 9, 2006, it was established that as from July 1, 2007, assistance to the Public Sector by all means (average) shall not exceed 35% of the total Asset as of the last date of the previous month.

As of June 30, 2011 and 2010 assistance to the Public Sector reached 5.8% and 20.2%, from total Assets, respectively.

Banco Hipotecario S.A.’s treasury Shares

In the course of the fiscal year ended on June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the Bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010.

The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

As per the Company’s holding, it is entitled to Ps. 30.5 million.

b.	Transactions pending solution by the Argentine Antitrust Commission (“CNDC”)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. As of the date of issuance of these financial statements, the authorization is in process of notificating the operation.

c.	APSA interim dividend

On March 30, 2011, the Board of Directors of APSA informed the shareholders that it shall pay, as from April 11, 2011, an interim cash dividend in the amount of Ps. 130.8 million, for the fiscal year beginning July 1, 2010 for income made as of December 31, 2010.

On April 11, 2011, APSA paid the interim dividend as indicated in the previous paragraph.

2.	APSA

a.	Financing and occupation agreement with NAI INTERNATIONAL II, INC..

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Principal owed as of June 30, 2011 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

b.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the latter is entitled to buy one of the plots of land that form part of the commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

As of the date these financial statements are issued, the Municipality has not yet rendered a decision on purchase sale contract indicated above. As a result, pursuant to the provisions that require prior control on potential conveyance deeds of plots of lands by the Municipality, such title conveyance deeds have yet to be executed. Consequently, in accordance with the provisions of the special regime by means of which the Town Hall previously controls eventual deed of lands, the deed has not yet been executed.

c.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At the end of year the remaining pending accrual shown under other liabilities, in line improvements made by others to be accrued.

d.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the Province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the Provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

During the fiscal years ended June 30, 2011 and 2010, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 620 square meters and 13,330 square meters, respectively, for a total of Ps. 10.5 million and Ps. 149.7 million, respectively. The gross income generated by these transactions amounted to Ps. 7.3 million and 105.8 million, respectively.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of June 30, 2011 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 4.826.

NOTE 15:	EXECUTIVE STAFF’S FEES

Agricultural business

Stock Purchase Option Plan

Pursuant to the provisions of the Corporate Bylaws, BrasilAgro has a Stock Option Plan (the “Plan”) in place approved by the General Shareholders’ Meeting, which seeks to integrate executive staff to the company’s development process in the medium and long term. This Plan is administered by the Remunerations Committee and the awards are subject to the approval of the Board of Directors.

In the Special Shareholders’ Meeting held on October 29, 2008 a Stock Option Plan was approved by the Company (“Stock Options”).

Under the Stock Option Plan, the Board of Directors is entitled to:

•	Create and apply general rules governing the award of stock options under this Plan and solve any interpretation issues that may arise in relation to the Plan;.

•	Define performance targets applicable to Managers and Executives of the Company and its controlled affiliates, in order to establish objective eligibility criteria to take part in the Plan.

•

Choose eligible Participants to the Plan and authorize the award of stock options to such Participants, establishing all the conditions governing the options to be awarded, and to modify such conditions where necessary in order for the options to comply with applicable laws and regulations.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15:	(Continued)

•	Issue new shares of BrasilAgro not to exceed the authorized stock limit as a result of the exercise of such stock options by Participants.

The stock options to be awarded under the Plan shall entitle the holders to the purchase of an amount of shares not to exceed, at any time, the maximum cumulative limit of 2% of the company’s issued shares, with the minimum price being the average listed price of the Company’s shares in the San Pablo Stock Exchange (BOVESPA) based on the weighted trading volume of the last thirty trading days before the option award.

On August 11, 2010 the Board of Directors approved the creation of the Options Award Program No. 1 (the “Program”), under which the Board of Directors is authorized to award stock options to eligible beneficiaries chosen on that occasion. The Program defines the beneficiaries, the number of shares that each of them may acquire upon exercising their stock option rights, the exercise price per share to be paid in cash by the beneficiaries and the stock option conditions. Upon exercise, each option entitles the beneficiary to purchase 1 share of stock of BrasilAgro at the exercise price established in the Program. The Program involves 5 beneficiaries and the award of 370,007 shares at an exercise price of Rs. 8.97 per share, and they may be fully exercised as from August 12, 2012 (vesting date) for a term of three years as from the vesting date. On June 30, 2011 there were no options outstanding.

NOTE 16:	DERIVATIVE FINANCIAL INSTRUMENTS

Real Estate Business

Futures contracts – Ritelco S.A.

In the course of the fiscal year, Ritelco S.A. conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(Continued)

In connection with the futures transactions that took place during de fiscal year, the Company booked realized loss for US$ 33 (equivalent to Ps. 131) in the “Other holding results” line of its Income statement.

As of June 30, 2011, Ritelco S. A. carries neither derivatives contracts nor guarantees associated thereto.

Futures – IRSA

During the fiscal year, the Company performed forward transactions on sales of US$ with different banking entities, which resulted in a gain of Ps. 1,618 booked.

As of June 30, 2011, the Company carries neither derivatives contracts nor guarantees associated thereto.

Futures - HASA

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. The Company has recognized a gain on such transactions that amounts to Ps. 953 included under “Other holding gains/losses” of the income statement.

NOTE 17:	SUBSEQUENT EVENTS

Acquisition of a commercial center goodwill

On August 3, 2011, INCSA granted the deed for the property in favor of APSA, and APSA cancelled US$ 1 million as agreed. At the same time, APSA constituted a first-grade privilege mortgage in favor of INCSA, as guarantee of the balance owed and the interests to be accrued up to the effective payment date.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:	(Continued)

Barter – Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed an review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

Change of corporate name and amendment of Metroshp S.A. corporate purpose

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope:

•	Consumer finance

•	Issuance and marketing of credit cards.

•	Performance of any type of agency and representation.

•	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección general de Justicia (Superintendence of Corporations) on August 29, 2011 under number 17,795.

Acquisition of Nuevo Puerto Santa Fe S.A.’s shares

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto Santa Fe S.A. (NPSF), the transfer of shares was perfected. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:	(Continued)

Contract for the Sale of Property Thames

On September 7, 2011, IRSA, on behalf of Inversora Bolivar S.A. as merging company , subscribed a contract with Plásticas por Extrusión S.A., for the sale of the real estate located in the city of San Justo, La Matanza, Province of Buenos Aires. The real estate is located on Thames street No. 1868. The total amount for the transaction amounts to US$ 4.700.000. So far, US$ 1 million has been paid. The balance shall be collected when the deed is executed and possession in granted, expected to take place on October 25, 2011.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Basic Financial Statements

Corresponding to the fiscal year

ended June 30, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)		June 30, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and Banks (Note 8.a.)	3,616	3,810	Trade accounts payable (Note 8.f.)	140,216	83,126
Investments (Note 8.b.)	19,092	24,631	Short-term debt (Note 8.g.)	541,720	449,311
Trade accounts receivable, net (Note 8.c.)	91,280	85,492	Salaries and social security payable (Note 8.h.)	28,393	23,330
Other receivables (Note 8.d.)	158,108	61,916	Taxes payable (Note 8.i.)	6,287	4,659
Inventories (Note 8.e.)	230,803	100,454	Other liabilities (Note 8.j.)	29,540	42,612

Total Current Assets	502,899	276,303	Total Current Liabilities	746,156	603,038

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Long-term debt (Note 8.g.)	204,742	—
Other receivables (Note 8.d.)	58,194	60,214	Taxes payable (Note 8.i.)	96,528	75,822
Inventories (Note 8.e.)	184,527	141,602	Other liabilities (Note 8.j.)	12,195	3,166
Investments on equity investees (Note 8.b.)	2,162,773	1,800,764	Provisions for pending lawsuits (Schedule E)	1,681	1,768

Other Investments (Note 8.b.)	21	82,042	Total Non-Current Liabilities	315,146	80,756

Property and equipment, net (Schedule A)	345,085	289,991	Total Liabilities	1,061,302	683,794

Intangible assets, net (Schedule B)	21,340	1,071

Total Non-Current Assets	2,771,940	2,375,684	SHAREHOLDERS’ EQUITY	2,213,537	1,968,193

Total Assets	3,274,839	2,651,987	Total Liabilities and Shareholders’ Equity	3,274,839	2,651,987

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice president I Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the fiscal year

beginning as from July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Production income
Crops	259,215	130,261
Beef Cattle	44,657	20,830
Milk	31,277	26,043

Total production income	335,149	177,134

Cost of production (Schedule F.2):
Crops	(191,240)	(119,981)
Beef Cattle	(24,620)	(21,850)
Milk	(23,965)	(20,383)

Total cost of production	(239,825)	(162,214)

Production gain (loss)	95,324	14,920

Sales
Crops	270,979	157,404
Beef Cattle	53,528	39,274
Milk	28,381	24,415
Establishments	71,096	18,557
Others	15,487	12,905

Total sales	439,471	252,555

Cost of sales
Crops (Schedule F.1)	(241,093)	(142,139)
Beef Cattle (Schedule F.1)	(51,709)	(46,682)
Milk (Schedule F.1)	(28,381)	(24,415)
Establishments	(21,652)	(4,825)
Other (Schedule F.1)	(5,474)	(5,541)

Total cost of sales	(348,309)	(223,602)

Sales profit	91,162	28,953

Gross Profit	186,486	43,873

Selling expenses (Schedule H)	(51,718)	(25,900)
Administrative expenses (Schedule H)	(43,783)	(37,600)
Unrealized gain on inventories-beef cattle (Schedules F.1 y F.2)	69,950	84,349
Unrealized loss on inventories-crops, raw materials and MAT	(18,084)	1,318

Operating gain	142,851	66,040

Financial results:
Generated by assets:
Exchange gains	7,358	4,613
Interest income (Note 8.k.)	10,458	15,142
Other unrealized gain (Note 8.k.)	(1,566)	11,225

	16,250	30,980

Generated by liabilities:
Exchange loss	(15,944)	(7,840)
Interest loss (Note 8.k.)	(55,023)	(39,637)
Other Unrealized loss (loss)	(4,789)	(3,093)

	(75,756)	(50,570)

Other income and expenses, net
Shareholders’ Personal asset tax	(9,282)	(8,411)
Others	1,474	1,504

	(7,808)	(6,907)

Gain on equity investees (Note 8.l.)	182,953	174,100
Management agreement fees (Note 5)	(23,618)	(20,601)

Net income before income tax	234,872	193,042

Income tax (Note 6)	(22,307)	(7,636)

Net income for the year	212,565	185,406

Earnings per share:
Basic (Note 9)	0.43	0.38
Diluted (Note 9)	0.38	0.34

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Non- capitalized contributions (2)	Retained earnings		Retained earnings	Translation differences	Total
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal
Items	Common stock	Treasury stock	Common stock	Treasury stock				Legal Reserve	Reserve for new developments
Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	—	16,792	85,543	126,893	36,681	1,812,884

Exercise of Options	22	—	—	—	113	135	—	—	—	—	—	135
Shareholders meeting held on 10.29.09
- Legal Reserve	—	—	—	—	—	—	—	6,231	—	(6,231)	—	—
- Cash Dividends	—	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)
- Reserve for new developments	—	—	—	—	—	—	—	—	58,385	(58,385)	—	—
- Atribution of proprietary treasury shares	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—	—
Transitory conversion differences for the year	—	—	—	—	—	—	—	—	—	—	29,768	29,768
Net income for the year	—	—	—	—	—	—	—	—	—	185,406	—	185,406

Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	—	23,023	143,928	187,683	66,449	1,968,193

Exercise of Options	2	—	—	—	11	13	—	—	—	—	—	13
Non-capitalized contributions	—	—	—	—	—	—	1,012	—	—	—	—	1,012
Shareholders meeting held on 10.29.2010:
- Legal Reserve	—	—	—	—	—	—	—	9,270	—	(9,270)	—	—
- Reserve for new developments	—	—	—	—	—	—	—	—	176,136	(176,136)	—	—
Shareholders meeting held on 04.12.11
- Cash Dividends	—	—	—	—	—	—	—	—	(69,000)	—	—	(69,000)
The Board of Directors Meeting held on 03.11.11							—
- Reallocation of the dividend as dividend advances for the current year (Note 23)	—	—	—	—	—	—	—	—	69,000	(69,000)	—	—
Transitory conversion differences for the year	—	—	—	—	—	—	—	—	—	—	100,754	100,754
Net income for the year	—	—	—	—	—	—	—	—	—	212,565	—	212,565

Balances as of June 30, 2011	496,562	5,001	164,561	1,657	879,342	1,547,123	1,012	32,293	320,064	145,842	167,203	2,213,537

(1)	See notes 2.q y 16.
(2)	See Note 15 Consolidated Financial Statements.

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	18,364	15,991
Cash and cash equivalents at the end of the year	22,708	18,364

Net increase in cash	4,344	2,373

Causes of changes in cash and cash equivalents
Operating activities
Net income for the year	212,565	185,406
Income tax	22,307	7,636
Accrued interest during the year	45,530	38,336
Adjustments made to reach net cash flow from operating activities:
Gain (loss) on equity investees	(182,953)	(174,100)
Increase (Decrease) in Allowances and Provisions	14,835	16,122
Depreciations of Property and Equipment	6,957	5,742
Depreciations of Intangible Assets	753	—
Unrealized loss on Inventories	(51,866)	(85,667)
Financial results	2,212	(16,435)
Gain on the sale of fixed assets	20,722	4,532
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(182)	(38,976)
(Increase) decrease in other receivables	(23,164)	4,338
(Increase) Decrease in inventories	(108,662)	5,305
Increase in social security payable and taxes payable and customer advances	4,572	16,672
Increase in trade accounts payable	43,762	13,077
Increase in other debts	11,071	4,609

Cash flows provided by (applied to) operating activities	18,459	(13,403)

Investing activities
Increase in interest on equity method investees (except IRSA)	(326,524)	(147,336)
Increase in interest in IRSA	—	(8,809)
Dividends collected	114,317	18,520
Decrease (Increase) in Investments	168,321	(41)
Increase in related companies loans	(69,239)	(21,049)
Collection of loans from related companies	8,019	—
Acquisition and upgrading of fixed assets	(43,494)	(16,258)
Incorporated cash by merger	579	1,161

Cash flows applied to investing activities	(148,021)	(173,812)

Financing activities
Cash Dividends paid	(69,000)	(60,000)
Increase in financial loans	123,593	298,283
Decrease in financial loans	(158,270)	(98,007)
Cancellation of financial interests	(51,699)	(30,830)
Loans granted to controlled companies	—	30,585
Payment of loans taken to subsidiaries	(33,484)	—
Issuance of Non-convertible Notes (Note 20)	358,004	49,422
Cancellation of Non-convertible Notes	(35,251)	—
Exercise of Options	13	135

Cash flows provided by financing activities	133,906	189,588

Net increase in cash and cash equivalents	4,344	2,373

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow (Continued)

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2011	June 30, 2010
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	1,661	3,242
Increase in related companies interest by transitory conversion differences	(100,754)	(29,768)
Increase in related companies interest by a decrease in trade account receivables	(3,541)	—
Increase in non-current investments through a decrease in other receivables	—	6,593

	June 30, 2011	June 30, 2010
Complementary information
Income tax paid	6,505	7,549

	June 30, 2011	June 30, 2010
Balances incorporated by merger (Note 14)
- Trade accounts receivable	9,134	1,632
- Other receivables	9,431	1,360
- Inventories	14,408	3,214
- Property and equipment	37,622	5,835
- Intangible assets, net	1,511	—
- Non-current Investments	(63,631)	(10,777)
- Trade account payables	(7,132)	(408)
- Loans	(1,145)	—
- Salaries and social security payable	(111)	(37)
- Tax payables	(408)	(523)
- Provisions	(258)	(1,457)

Incorporated cash	(579)	(1,161)

Saúl Zang Vice president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the fiscal year

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

The rate used for restatement of items until February 28, 2003 is the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.	Comparative Information

Amounts as of June 30, 2010, which are disclosed for comparative purposes have been taken from the financial statements as of such dates.

The financial statements as of June 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this year.

These financial statements have been prepared giving effect to the spin-off merger mentioned in Note 14; consequently, the stand-alone financial statements as of June 30, 2011 are not comparable with those issued as of June 30, 2010.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the year.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

e.	Adoption of the International Financial Reporting Standards

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or convertible and non-convertible notes, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, the Company’s Board of Director has approved the specific implementation plan to the application of IFRS which is currently under way.

NOTE 2:	MORE RELEVANT ACCOUNTING STANDARDS

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the year.

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the end of the year. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US Dollars and interest rate swaps agreements.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements and/or at the best possible estimate of the amount receivable of payable, discounted by applying a rate that reflects the market the time value of money and the specific risks of the assets.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the year under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations, as well as any gain/loss resulting from interest rate swaps are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) and debts have been valued at face value plus the financial results accrued at the end of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1.	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each year-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

2.	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each fiscal year-end.

Include:

•	Dairy cattle

•	Breeding cows

3.	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4.	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Harvested crops

5.	Farming Products - Raw material: Seeds and different goods: have been measured at reproduction or replacement cost as of each fiscal year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:    (Continued)

6.	The remaining inventories were valued at their replacement cost.

The carrying values of in inventories, which are determinated as discussed above, do not exceed their estimated recoverable values as of each year-end.

j.	Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Interests in subsidiaries and affiliates as of June 30, 2011 are as follows:

Subsidiaries and affiliates	% Equity interest
Agrology S.A. (Note 13.1.b)	100.00
FyO.Com (Note 13.2.f) (1)	65.85
Cactus (Note 13.2.a) (2)	80.00
Agro – Uranga S.A.	35.72
IRSA (Note 13.2.b)	50.60
BrasilAgro (Note 13.1.a)	35.75
FyO Trading	3.63
EAASA	0.01
Agrotech (Note 13.2.e)	97.00
Pluriagro (Note 13.2.e)	97.00
Northagro (Note 13.2.e)	97.00

(1)	It’s the owner of the 96.37% of the FyO Trading shares
(2)	It’s the owner of the 99.97% of the EAASA shares

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.	Goodwill

•	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

•	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proportional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful lives of negative goodwill generated by BrasilAgro acquisition was established between 5 to 7 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

•	Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

l.	Property and equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Depreciations have been calculated by the straight-line method base on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of year-end.

m.	Intangible assets

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the Statement of Income.

The company, through the merger into ANTA mentioned in Note 14 among other goods and rights, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 27 years.

On July 6, 2011, Resolution 363 was issued in relation to the ANTA Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

The value of these assets does not exceed their estimated recoverable value at the end of the fiscal year.

n.	Provisions

•	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

•

Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the fiscal year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ Equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 19).

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investment in IRSA generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

•	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the year-end. Income statement accounts have been converted by using the average exchange rate for the year. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

•	Integrated companies

Assets and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the year-end. Assets and liabilities denominated in foreign currency prior-year end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the year. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the year

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Cost of sales is determined considering the NRV of products in the month in which they are sold.

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the year-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the year is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%)(Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

u.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at year-end. This tax is supplementary to the income tax. The Company’s tax liability for each year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

v.	Issuance of debt expenses

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid-in
	Face value	Face value	Face value
Common and treasury stock as of June 30, 2008	501,531,865	501,531,865	501,531,865
Exercise of Options (Note 16) - Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16) - Fiscal Year 2011	2,026	2,026	2,026

Common and treasury stock as of June 30, 2011 (1)	501,562,534	501,562,534	501,562,534

(1)	As of June 30, 2011 and 2010, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of June 30, 2011, the capital authorized to be publicly offered is formed of 501,562,534 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2011 the Company had arranged futures and options on the Futures Market and SWAP operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value		Gain (loss) for valuation at year-end at fair value
Futures
Purchase
Rice	720	—	—	—		125
Sell
Corn	1,000	32	—	—		92
Soybean	10,800	601	—	—		129
Options
Sell Put
Corn	27,940	—	(723)	(672)		51
Purchase Put
Corn	29,591	—	2,303	2,919		616
Swap
Interest rate	—	—	—	—	(a)	1,867

Total	70,051	633	1,580	2,247		2,880

(a)	Corresponds to: an interest rate swap for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at year-end at fair value
Futures
Purchase
US$	—	—	—	— (a)	(178)
Sell
Corn	4,600	125			(97)
Soybean	30,000	1,167			(121)
US$	—		—	— (b)	511
Options
Sell Call
Soybean	22,200	1,248	(678)	(555)	123
Corn	2,000	71	(39)	(40)	(1)

Total	58,800	2,611	(717)	(595)	237

(a)	Corresponds to a future of purchase of US$ 2.7 million in Standard bank with mature date on 7/30/2010 Losses generated as of June 30, 2010 are included in Financial Results, net of the Statement of Income.
(b)	Corresponds to a future to sell US$ 9.8 million composed: (i) US$ 2.7 million with Standard Bank maturing on 7/30/2010, (ii) US$ 7.1 million with Banco Santander Rio maturing on 12/15/2010. The profit generated by June 30, 2010 is included in the financial results of the Income Statement.

Crops: As of June 30, 2011 and 2010 the Company recognized results of Ps. 23,661 (loss) and Ps. 713 (loss), respectively, to reflect the closing of the transactions carried out during such fiscal years. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of June 30, 2011 and 2010 the Company recognized results Ps. 1,522 (income) and Ps. 7,994 (income), respectively, for those transactions carried out during such fiscal years. These results are disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2011 and 2010 include a charge in the Statements of Income by this concept for Ps. 23,618 and Ps. 20,601 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2011 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	161	—	—	1,295
Gain (loss) recognized	6,541	868	(19,022)	(14,439)	3,745	(22,307)

Balance as of June 30, 2011	20,544	1,326	(67,952)	(56,653)	8,293	(94,442)

As of June 30, 2011, net liabilities at year-end as per the information included in the preceding table amount to Ps. 94,442.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2010 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2009	261	(437)	—	(43,603)	(21,795)	302	(65,272)
Incorporated by merger	—	—	(8)	(95)	(929)	510	(522)
Gain (loss) recognized	13,104	399	8	(5,393)	(19,490)	3,736	(7,636)

Balance as of June 30, 2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)

As of June 30, 2010, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 73,430.

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the year amounts to Ps. 90,002. The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	5,555
2 years	5,286
3 years	5,285
Over 3 years	63,183
No term	10,693

Total	90,002

Cumulative tax loss carry forwards recorded by the Company which are pending of utilization at present year-end amount to approximately Ps. 58,694 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2010	29,902	2015
2011	28,792	2016

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present year-end, amount to Ps. 41,795 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Origination year	Amount	Expiration year
2005	2	2015
2006	1,964	2016
2007	5,401	2017
2008	10,796	2018
2009	6,247	2019
2010	7,535	2020
2011	9,850	2021

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2011	June 30, 2010
Net income before income tax	234,872	193,042
Tax rate	35%	35%

Net income at tax rate	82,205	67,565
Permanent differences at tax rate:
Restatement into constant currency	2,011	762
Donations	132	10
Results from equity investees companies	(65,514)	(63,935)
Shareholders´ personal assets tax	3,249	2,943
Miscellaneous permanent differences	224	291

Income tax expense	22,307	7,636

During this year the income tax rate was 35%.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	June 30, 2011	June 30, 2010
Total income tax expense	22,307	7,636

Transitory differences

- Additions
Cumulative tax loss carry-forwards	6,541	13,104
Cash in Foreign currency	868	399
Investments	—	8
Fixed assets	(19,022)	(5,393)
Inventories	(14,439)	(19,490)
Provisions	3,745	3,736

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of June 30, 2011 and 2010 with subsidiaries, related companies and related parties are as follows:

As of June 30, 2011

	Current Trade account receivable	Current Other receivables	Current Trade accounts payable	Short term debts	Long-term debts	Current Other Liabilities
Acres (1)	874	5,046	—	—	—	—
Agrotech S.A. (1)	—	49	—	—	—	—
Agro–Uranga S.A. (2)	96	46	—	—	—	—
APSA (1)	—	10,872	—	—	—	(11,450)
BrasilAgro (1)	22	—	—	—	—	—
Cactus (1)	488	22,497	(1,221)	—	—	(3)
Consultores Asset Management S.A. (3)	—	—	—	—	—	(7,868)
Cresca S.A. (1)	699	1	(91)	—	—	—
Cyrsa S.A. (4)	21	—	—	—	—	(85)
Directors (3)	12	60	—	—	—	(395)
EAASA (1)	607	6	—	—	—	—
Emprendimiento Recoleta S.A. (1)	—	61	—	(46)	(7,706)	—
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(308)
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	37,160	—	(24,696)	—	—	—
Helmir S.A. (1)	—	18,641	—	—	—	—
IRSA (1)	—	4,906	—	—	—	(7,614)
IRSA Internacional (1)	—	4	(5)	—	—	—
Northagro S.A. (1)	—	366	—	—	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(13)
Ombú (1)	—	18,474	—	—	—	—
Panamerican Mall (1)	—	—	(1)	—	—	(5)
Pluriagro S.A. (1)	—	366	—	—	—	—
Credits to employees(3)	—	1,379	—	—	—	—
Tarshop S.A. (2)	—	148	—	—	—	—
Yatay (1)	—	8,743	—	—	—	—
Yuchán (1)	—	9,885	—	—	—	—

Total	39,979	101,550	(26,014)	(46)	(7,706)	(28,814)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2010

	Current Investments	Non-current Investments	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Current Trade accounts payable	Current Other Liabilities
Acres (1)	—	—	61	—	—	—	—
Agro–Uranga S.A. (2)	—	—	—	39	—	(3)	—
Aguaribay (1)	—	—	—	—	131	—	—
ANTA (1)	—	—	1,574	—	—	(1)	—
APSA (1)	215	9,847	—	16,230	—	(6,019)	—
Banco Hipotecario S.A. (2)	—	—	—	—	—	(9)	—
BrasilAgro (2)	—	—	—	—	—	(8)	—
Cactus (2)	—	—	286	—	—	(542)	—
Caldén (1)	—	—	—	—	131	—	—
Consultores Asset Management S.A. (3)	—	—	101	—	—	—	(7,267)
Cresca S.A. (4)	—	—	364	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	—	—	—	(582)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(132)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	28,645	24	—	(9,649)	—
IGSA (1)	—	—	30	—	—	—	—
IRSA (1)	4,616	72,174	—	6,748	—	(3,604)	(32,917)
Itín (1)	—	—	—	—	2,926	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ñandubay (1)	—	—	—	—	2,396	—	—
Ombú (1)	—	—	—	—	2,177	—	—
Credits to employees (3)	—	—	—	551	—	—	—
Tarshop S.A. (1)	—	—	678	—	—	—	—
Yatay (1)	—	—	—	—	3,857	—	—
Yuchán (1)	—	—	—	—	5,157	—	—

Total	4,831	82,021	31,760	23,592	16,775	(20,016)	(41,839)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the year ended June 30, 2011 and 2010 are as follows:

As of June 30, 2011

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest gain (loss)	Administration services	Others
Acres (1)	—	—	—	—	251	802	—
Agro-Uranga S.A. (2)	—	—	—	—	—	—	1,491
Agrology S.A. (1)	—	—	—	—	39	—	—
APSA (1)	39,275	—	—	—	1,252	—	(289)
Cactus (1)	—	—	—	(2,750)	241	98	16
Consultores Asset Management S.A. (3)	—	—	(23,618)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	1,372	—
EAASA (1)	—	—	—	3,539	—	—	—
Emprendimento recoleta S.A. (3)	—	—	—	—	(235)	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(1,664)	—	—	—	—
FyO.Com (1)	—	—	—	—	51	—	3,295
Helmir S.A. (1)	—	—	—	—	139	—	—
Inversiones Financieras del Sur (3)	—	—	—	—	93	—	—
IRSA (1)	17,721	(2,164)	—	—	4,759	—	(705)
Ombú (1)	—	—	—	—	1,415	—	—
Personal loans (3)	—	—	—	—	171	—	—
Tarshop S.A. (2)	(9)	—	—	—	—	—	—
Yatay (1)	—	—	—	—	690	—	—
Yuchán (1)	—	—	—	—	798	—	—

Total	56,987	(2,164)	(25,282)	789	9,664	2,272	3,808

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2010

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest income (loss)	Administration services	Other
Acres (1)	—	—	—	—	—	685	—
Agro–Uranga S.A. (2)	—	—	—	—	—	—	137
Aguaribay (1)	—	—	—	—	149	—	—
ANTA (1)	—	—	—	—	—	—	(1,945)
APSA (1)	16,254	—	—	—	1,517	—	2,582
Cactus (2)	—	—	—	(2,090)	9	152	13
Caldén (1)	—	—	—	—	149	—	—
Consultores Asset Management S.A. (3)	—	—	(20,601)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	1,406	—
Directors (3)	—	(428)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(698)	—	—	—	—
FyO.Com (1)	—	—	—	—	301	—	1,945
IRSA (1)	11,109	—	—	—	9,424	—	(957)
Itín (1)	—	—	—	—	108	—	—
Ñandubay (1)	—	—	—	—	95	—	—
Ombú (1)	—	—	—	—	111	—	—
Credits to employess (3)	—	—	—	—	83	—	—
Tarshop S.A. (1)	443	—	—	—	—	—	—
Yatay (1)	—	—	—	—	141	—	—
Yuchán (1)	—	—	—	—	139	—	—

Total	27,806	(428)	(21,299)	(2,090)	12,226	2,243	1,775

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of June 30, 2011 and 2010, the principal items of the financial statements are as follows:

a.	Cash and Banks

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Cash in local currency	198	110
Cash in foreign currency (Schedule G)	29	55
Local currency checking account	2,757	2,884
Foreign currency checking account (Schedule G)	376	477
Local currency saving account	37	125
Foreign currency saving account (Schedule G)	219	159

	3,616	3,810

b.	Investments

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Temporary investments
Temporary investments (Schedules C and G)	19,092	24,631

	19,092	24,631

Long term investments in other companies
Investments on investees (Note 13 and Schedule C)	2,162,773	1,800,764

	2,162,773	1,800,764

Other investments
Other investments (Schedules C and G)	21	82,042

	21	82,042

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

c.	Trade accounts receivable, net

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Trade accounts receivable (Schedule G)	46,669	44,010
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	39,979	31,760
Trade accounts receivable – real estate (Schedule G)	—	2,821
Trade accounts receivable under legal proceedings	322	341
Checks to be deposited	4,929	7,190
Less:
Allowance for doubtful accounts (Schedule E)	(619)	(630)

	91,280	85,492

d.	Other receivables

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
VAT receivables, net	9,036	15,506
Income tax credit and advances	10,885	6,444
Prepaid leases	11,044	4,823
Prepaid expenses	5,641	3,816
Expenses to be recovered	7,235	3,886
Guarantee deposits (Note 4 and Schedule G)	633	2,611
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	101,550	23,592
Operations to liquidate	—	512
Gross sales tax credit and others	3,448	469
Premiums paid (Note 4 and Schedule G)	2,919	—
Derivative financial instruments (Note 4)	1,867	—
Others	3,850	257

	158,108	61,916

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

	June 30, 2011	June 30, 2010
Non-current
Minimum presumed income tax	41,795	30,763
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	—	16,775
VAT receivables, net	16,399	12,676

	58,194	60,214

e.	Inventories

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Unharvested crops	30,897	11,166
Materials and others	54,044	28,222
Beef cattle	42,352	16,053
Crops	95,501	41,566
Seeds and fodder	8,009	3,447

	230,803	100,454

Non-current
Beef cattle	184,527	141,602

	184,527	141,602

f:	Trade accounts payable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Suppliers (Schedule G)	63,348	40,280
Provisions for inputs and other expenses (Schedule G)	46,609	20,503
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	26,014	20,016
Provisions for harvest expenses	4,245	2,327

	140,216	83,126

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

g.	Short-term/ long term debts

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Bank loans (Schedule G)	115,191	118,123
Interests payable - Bank loans (Schedule G)	180	2,054
Bank Overdrafts	262,180	292,781
Interests payable – Bank overdrafts	112	1,029
Non-convertible Notes Class II (Note 20 and Schedule G)	—	35,251
Non-convertible Notes Class III (Note 20)	35,650	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	54,998	—
Non-convertible Notes Class V (Note 20)	35,625	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	35,806	—
Interest payable-Non-convertible Notes (Note 7 and 20 and Schedule G)	3,847	153
Expenses of Non-convertible Notes issuance (Note 20)	(1,869)	(80)

	541,720	449,311

Non-current
Non-convertible Notes Class IV (Note 20)	18,333	—
Non-convertible Notes Class V (Note 20)	71,250	—
Non-convertible Notes Class VI (Note 7 and 20 and Schedule G)	107,419	—
Non-convertible Notes Class VII (Note 20 and Schedule G)	8,546	—
Expenses of Non-convertible Notes issuance (Note 20)	(806)	—

	204,742	—

h.	Salaries and social security payable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Provision for vacations and annual bonus	23,868	20,467
Social security payable	3,375	2,683
Salaries payable	349	—
Health care payable	801	180

	28,393	23,330

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

i.	Taxes payable

The breakdown for this item is as follow:

	June 30, 2011	June 30, 2010
Current
Minimum presumed income tax, net (Note 2.u.)	4,854	2,530
Gross sales tax payable	435	921
Taxes withheld for income tax	671	799
Tax on shareholders´ personal assets	305	305
Others	22	104

	6,287	4,659

Non-current
Deferred income tax (Note 6)	94,442	73,430
Moratorium- Tax on personal shareholder´s assets	2,086	2,392

	96,528	75,822

j.	Other liabilities

The breakdown for this item is as follow:

	06.30.11	06.30.10
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	20,946	34,572
Management fee provision (Notes 5 and 7)	7,868	7,267
Premiums collected (Note 4 and Schedule G)	672	595
Operations to liquidate	—	178
Others	54	—

	29,540	42,612

Non-current
Advances for concession rights (Note 13.1.a. and Schedule G)	3,344	3,166
Equity interest in related companies (Schedule C)	8,720	—
Others	131	—

	12,195	3,166

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

k.	Financial results

	June 30, 2011	June 30, 2010
	Gain /(loss)	Gain /(loss)
Generated by assets:
Interest income
Interest income	10,420	15,043
Interest for discount of assets	38	99

	10,458	15,142

Other Unrealized gain
Gain on hedging	2,850	7,994
Financial result of IRSA´s and APSA´s non-convertible notes	4,187	8,553
Tax on bank account operations	(8,624)	(5,422)
Unrealized gain and results of securities operations	21	100

	(1,566)	11,225

Generated by liabilities:
Interest loss
Interest of bank loans and other liabilities	(35,987)	(36,127)
Interest of non-convertible notes	(19,036)	(3,510)

	(55,023)	(39,637)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

l.	Gain on equity investees

The breakdown for this item is as follow:

	June 30, 2011 Gain /(loss)	June 30, 2010 Gain/(Loss)
IRSA
- Result equity method	142,744	168,253
- Amortization of negative goodwill	34,135	38,885
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	1,419	232
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	(4,117)	(8,553)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	188	981
- Amortization of higher values	(19,904)	(14,785)
BrasilAgro
- Result equity method	10,978	(9,501)
- Amortization of negative goodwill	12,264	5,060
- Amortization of higher values	(105)	—
Cactus	—
- Result equity method	(26,791)	(16,113)
- Impairment of goodwill	—	(4,978)
- Amortization and impairment of lower values	—	807
Agro – Uranga S.A.
- Result equity method	4,737	3,749
IGSA (2)
- Result equity method	—	69
ANTA (2)
- Result equity method	—	546
- Amortization of concession right	—	(699)
- Amortization of three plantations (wood)	—	(130)
FyO.Com
- Result equity method	932	151
Agrology S.A.
- Result equity method	26,152	10,523
- Amortization of pre-operative expenses	(303)	(303)
EAASA
- Result equity method	(4)	(94)
Acres
- Result equity method	(57)	—
Ombú
- Result equity method	(15)	—
Yatay
- Result equity method	(9)	—
Yuchán
- Result equity method	(12)	—
Agrotech S.A.
- Result equity method	(33)	—
Northagro S.A.
- Result equity method	377	—
Pluriagro S.A.
- Result equity method	377	—

	182,953	174,100

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From July, 1 2010 takes effect the merger of Cresud with IGSA and Anta (see Note 14.a to the financial statements)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of June 30, 2011 and 2010, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	June 30, 2011	June 30, 2010
Weight average of outstanding shares of common stock	496,560,206	486,545,863
Diluted weighted average of shares of common stock	558,915,374	548,901,031

	June 30, 2011	June 30, 2010
Earnings for the calculation of basic earnings per share	212,565	185,406
Earnings for the calculation of diluted earnings per share	212,565	185,406

Earnings per share BASIC	June 30, 2011	June 30, 2010
Earnings	212,565	185,406
Number of shares	496,560,206	486,545,863
Earnings per share	0.43	0.38

Earnings per share DILUTED	June 30, 2011	June 30, 2010
Earnings	212,565	185,406
Number of shares	558,915,374	548,901,031
Earnings per share	0.38	0.34

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	ASSETS BASED ON THEIR ESTIMATED COLLECTION TERM:

Estimated collection term	Current Investments Non-Current Investments		Trade account receivable		Other receivables
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
1st quarter 2011/2010	—	24,148	—	85,151	—	36,081
2nd quarter 2011/2010	—	215	—	—	—	7,354
3rd quarter 2011/2010	—	—	—	—	—	3,381
4th quarter 2011/2010	—	—	—	—	—	10,214
1st quarter 2012/2011	19,092	—	90,958	—	90,542	—
2nd quarter 2012/2011	—	—	—	—	32,504	16,775
3rd quarter 2012/2011	—	—	—	—	23,972	—
3rd quarter 2017/2016	—	72,174	—	—	—	—
4th quarter 2017/2016	—	9,847	—	—	—	—
With no stated current term	—	268	322	341	11,090	4,886
With no stated non-current term	21	21	—	—	58,194	43,439

Total	19,113	106,673	91,280	85,492	216,302	122,130

Assets classified according to interest rate that they accrue:

Interest rate that they accrue	Current Investments Non-Current Investments		Trade account receivable		Other Receivables
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
At fixed interest rate	—	82,021	—	2,696	19,800	551
At variable interest rate	19,092	19,800	—	—	42,127	16,509
Non-interest bearing	21	4,852	91,280	82,796	154,375	105,070

Total	19,113	106,673	91,280	85,492	216,302	122,130

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

Liabilities based on their estimated payment term:

Estimated payment term	Trade account Payable		Short-term/Long-term debts		Salaries and social security payable		Taxes payable		Other Liabilities		Provisions
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
1st quarter 2011/2010	—	83,126	—	139,956	—	21,337	—	1,901	—	8,622		—
2nd quarter 2011/2010	—	—	—	—	—	—	—	2,606	—	33,990		—
3rd quarter 2011/2010	—	—	—	—	—	1,993	—	76	—	—		—
4th quarter 2011/2010	—	—	—	15,545	—	—	—	76	—	—		—
1st quarter 2012/2011	140,216	—	23,780	—	25,743	—	1,205	—	28,439	—	—	—
2nd quarter 2012/2011	—	—	44,857	—	—	—	4,930	—	1,087	—	—	—
3rd quarter 2012/2011	—	—	44,857	—	2,650	—	76	—	14	—	—	—
4th quarter 2012/2011	—	—	165,934	—	—	—	76	—	—	—	—	—
1st quarter 2013/2012	—	—	89,441	—	—	—	—	—	—	—		—
2nd quarter 2013/2012		—	71,128	—	—	—	—	—	—	—		—
3rd quarter 2013/2012		—	44,173	—	—	—	—	—	—	—		—
With no stated current term		—	262,292	293,810	—	—	—	—	—	—		—
With no stated non-current term		—	—	—	—	—	96,528	75,822	12,195	3,166	1,681	1,768

Total	140,216	83,126	746,462	449,311	28,393	23,330	102,815	80,481	41,735	45,778	1,681	1,768

Liabilities classified according to interest rate that they accrue:

Interest rate that they accrue	Trade account payable		Short-term/Long-term debts		Salaries and social security payable		Taxes payable		Other Liabilities		Provisions
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
At fixed interest rate	—	—	564,126	415,413	—	—	—	—	—	31,448	—	—
At variable interest rate	—	—	178,197	30,662	—	—	—	—	—	—	—	—
Non-interest bearing	140,216	83,126	4,139	3,236	28,393	23,330	102,815	80,481	41,735	14,330	1,681	1,768

Total	140,216	83,126	746,462	449,311	28,393	23,330	102,815	80,481	41,735	45,778	1,681	1,768

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:	PURCHASE AND SALE OF FARMS

i.	On May 30, 2008, IRSA signed, in commission, a purchase agreement with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

ii.	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

iii.	On June 15, 2010, the title deed for the sale of the establishment “TALI SUMAJ” (12,701 has.) located in the Province of Catamarca was executed. The transaction was agreed upon at US$ 4.8 million, which was fully collected.

As to the closing date of these financial statements, the attachment-in-aid-of-execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (Exagrind S.A. –Estancia San Rafael vs. Tali Sumaj et al, in re: damages)”, had not been lifted (Note 17), the Company pledged to carry out all the formalities in its care to have the attachment lifted or replacement, assuming to carry out all obligations derived from the possible conviction, ensuing court expense and other procedural costs, once the ruling on the case is entered. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

iv.	On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18,0 million, which had already been collected as of the balance sheet date.

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

v.	On March 2, 2011, the Company acquired, in joint tenancy with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

Additionally, the parties have entered into an assignment of rights and claims whereby Zander Express S.A. and Cresud assume and subrogate in any litigation right or other rights, as well as claims, obligations and duties that the seller may have now or in the future in any judicial or administrative claim that may have been brought in relation to such real estate property.

NOTE 13:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a.	BrasilAgro

BrasilAgro was established in September 2005 to replicate the Cresud business in Brazil. The company’s activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugar cane (ii) grains and cotton (iii) forestry and (iv) livestock.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

During fiscal year 2010, the Company acquired 2,395,400 shares issued by BrasilAgro and as a result of this acquisition, direct participation reached 23.24% at June 30, 2010.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)´s share purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A. the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(b)	64,000 first issue warrants from BrasilAgro and 64,000 second issue warrants from BrasilAgro.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days since the implementation the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company amounted to Rs. 131.4 million, payable within 180 days since the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, Mr. Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder of BrasilAgro with the company jointly.

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

Executing two addendums to Agro LLC and Tarpon Investiments S.A. (“Tarpon”) shares purchase agreement

On October 20 and December 23, 2010, the Company and Tarpon executed an addendum to the shares purchase agreement dated on April 28, 2010, under which the Company acquired 1,283,600 shares of common stock of BrasilAgro for an amount of Rs. 19.7 million, which was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of BrasilAgro.

Additionally, on December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of BrasilAgro in consideration of a loan made by Cresud. During last quarter of fiscal year 2011, Cresud purchased from Helmir 3,864,086 shares of common stock of BrasilAgro for a total amount of US$ 31,513,317.

Consequently, Cresud is directly the owner of 20,883,916 shares or 35.75% of the Company’s outstanding stock as of June 30, 2011 (taking into account the concession of rights above-mentioned).

Likewise, due to the transaction, Cresud owns directly 130,531 BrasilAgro’s First Issuance Warrants and 130,351 BrasilAgro’s Second Issuance Warrants.

As of June 30, 2011 the Company registered an asset of Ps. 10,786 for the acquisition of these warrants (Schedule C).

In relation to the above, and pursuant to the provisions of Technical Resolution No. 21 issued by the FACPCE, the Company has consolidated the financial statements of BrasilAgro as from June 30, 2011 as indicated under note 1.a to these consolidated financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

b.	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, made over previous fiscal year, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which were capitalized on January 19, 2010. In addition, as of June 30, 2010 irrevocable contributions and receivables were capitalized for Ps. 29,249 in Agrology S.A., 97% on its own account and 3% on account of IGSA. During the fiscal year ended June 30, 2011, irrevocable contributions and receivables were capitalized for US$ 12,623 in Apology S.A.

2.	Cresud – Local

a.	Cactus

On May 19, 2010, the Company acquired from Helmir S.A. 3,294,667 registered, non-endorsable shares of common stock with a face value of Ps. 1 each one, entitled to one vote per share of Cactus Argentina S.A., for an amount of US$ 1.6 million.

On June 30, 2010, the Company had settled the debt to Helmir S.A. for such transaction. With this acquisition, our direct interest in Cactus as of that date increased from 36% to 48%.

On December 23, 2010, Cresud made a capital contribution of Ps. 16 million to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

b.	IRSA

During fiscal year 2010, the Company acquired 2,114,360 shares amounting to US$ 2.3 million, increasing our direct interest to 50.60% as of June 30, 2010. Such interest remains unchanged at the end of the current year (Schedule C).

c.	ANTA

During fiscal year 2010, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which were capitalized on January 19, 2010. In addition, on June 30, 2010, irrevocable contributions and receivables to ANTA for Ps. 10,228 were capitalized, 90% on its own behalf and 10% on behalf of IGSA. As from July 1, 2010, the incorporation by merger of ANTA is effective as described in Note 14.

d.	IGSA

During fiscal year 2010, Cresud made irrevocable contributions to IGSA of Ps. 1,926, which was capitalized on January 19, 2010. In addition, as of June 30, 2010, irrevocable contributions and receivables for Ps. 2,811 were capitalized in IGSA. From July 1, 2010 takes effect the merger of the Company with IGSA described in note 14.

e.	Northagro S.A., Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

f:	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this year.

NOTE 14:	SPIN-OFFS AND MERGERS

1.	Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and Anta, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, a pre-merger agreement is executed, by which all assets, rights and obligations of Merged Companies (IGSA and ANTA) are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 30, 2010, of IGSA and ANTA

As from July 1, 2010, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the year, the Company carried a working capital deficit of Ps. 243,257 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital.

During fiscal year 2010, 21,898 shares entitled with the right to be converted into 62,559 options and such transaction yielded Ps. 135.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(Continued)

During the fiscal year ended June 30, 2011, 2,026 ordinary shares were issue upon the exercise of conversion rights than 5,776 options, therefore, entered funds US$ 3,235. As of the closing date of this year, there are 177,640,138 uncalled options

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

•	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

•	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:	(Continued)

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser (Note 12).

NOTE 18:	COUNTING AT ESTANCIA LOS POZOS

During the annual cattle count held at Estancia Los Pozos, with the occasion of end of fiscal year 2010, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company has provided the court with all information and documentation requested by the trial judge and has retained a criminal law firm to pursue the proceedings and the potential extension of services if necessary, which are currently under way, the effects of the difference indicated above were recognized in the prior fiscal year.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Later, both the maximum amount and the number of shares were increased to Ps. 82,000 and 30,000,000, respectively

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009. As a result of this assignment, the Company keeps 754 treasury shares that have not been allocated that are added to the 5,000,000 treasury shares already held by the Company.

On October 29, 2010, the Regular and Special Shareholders’ Meeting decided, by majority of votes, to postpone the decision on the treatment to be afforded to treasury shares until the following Shareholders’ Meeting corresponding to the fiscal year ended June 30, 2011

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

In the framework of the Global Program to Issue Corporate Bonds for a face value of up to US$ 50,000,000 (the “Program”), corporate bonds in one or more classes and/or series (the “ Corporate Bonds” or “CB”) may be issued. Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

The issuance of Corporate Bonds was approved by the Shareholders Meeting on October 31, 2006 and by the Board of Directors on June 19, 2008, April 24, 2009, July 3, 2009, August 19, 2009, July 1, 2010 and January 20, 2011.

The terms and conditions of such corporate bonds require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

1.	Issuance of Non-Convertible Notes - Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after issuance date.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

The Company made quarterly interest payments and redemption fees for both classes, as follows:

•	On December 10, 2009, the first interest installments of Class I and Class II non-convertible notes were paid for Ps. 558 and US$ 159,201, respectively.

•	On March 10, 2010, the second interest installments of Class I and Class II non-convertible notes were paid for Ps. 487 and US$ 159,201, respectively.

•

On June 8, 2010, the third interest installments of Class I and Class II non-convertible notes were paid for Ps. 472 and US$ 159,201, respectively. Likewise, on such same date, Ps. 15.5 million related to the amortization installment of Class I Corporate Bonds was paid.

•	On September 13, 2010, the last interest installment and the only amortization installment of Class II non-convertible notes were paid for US$ 171,583 and Ps. 34.5 million, respectively.

2.	Issuance of Non-Convertible Notes - Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

•

On October 19, 2010, the Company made the payment of the first interest installments of Class III and Class IV Non Convertibles Notes by the amount of Ps. 1,272 and US$ 340,954, respectively, for the period between July 21, and October 19, 2010.

•

On January 17, 2011, the Company made the second payment of interest on Class III and IV Non-Convertible notes in the amounts of Ps. 1,310 and US$ 340,954, respectively, for the period comprised between October 19, 2010 and January 17, 2011.

•

On April 18, 2011, the Company made the third payment of interest on Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,344 and US$ 344,743, respectively, for the period comprised between January 17, and April 18, 2011.

Following the balance sheet date, the Company made the fourth payment of interest on both classes of Non-Convertible. See Note 28 to the financial statements.

3.	Issue of Class V, VI y VII Non-Convertible notes

On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the Program.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011.

Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7,50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date.

Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the fiscal year), if applicable. Interest will be payable quarterly in arrears. Principal will be repaid at maturity.

On June 8, 2011, the first interest installments of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3,935, Ps. 644,450 and US$ 20,509, respectively, related to the period March 10, 2011 and June 8, 2011 were paid.

NOTE 21:	MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

On July 6, 2011, Resolution 363 was issued in relation to the ANTA Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

NOTE 22:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future, the participants or their successors will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death

In case of resignation or dismissal without justifiable cause, the participant will be entitle to collect the amounts from the contributions made by Company only if the beneficiary has been in the program for at least five years, subject to certain conditions.

During the current fiscal year, the Company has made contributions to the Program for an amount of Ps. 2,372.

NOTE 23:	SHAREHOLDERS’ AND THE BOARD OF DIRECTORS’ MEETINGS

The Ordinary and Extraordinary Shareholders Meeting held on October 29, 2010, approved, among others issues, the following:

•	Annual report and financial statements ended June 30, 2010;

•	Appropriating 5% income for the year ended June 30, 2010 to the legal reserve;

•	Posting the remainder to the new project reserve account, delegating to the Board of Directors the power to use it freely.

•	Ratification of the spin-off-merger between the Company and IGSA;

•	Corporate reorganization by merger into IGSA residual and ANTA;

•	Defer treatment until the next Shareholders Meeting that may consider the fiscal year that will end on June 30, 2011, of the destination of proprietary portfolio stock;

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 23:	(Continued)

•

Renewal for another period the delegations made in the Board by the Shareholders meeting from the previous period as regards paying a bonus to the Company’s Managements of up to 1% of the outstanding capital stock; and

•	Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 100 million (or its equivalent in other currencies)

The General Shareholders meeting held on December 9, 2010 approved the following by majority of votes:

•	Distributing dividends exclusively in cash for Ps. 69 million to the shareholders in the proportion of their respective interests.

•	And reversing the “New Project Reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69 million.

On March 11, 2011, in view that the Company has realized net income as of December 31, 2010 and based on the financial statements prepared in accordance with applicable laws, the Company’s bylaws and applicable regulations governing listed companies, the Board of Directors unanimously approved the reallocation of the dividend approved by the Shareholdres’ Meeting held on December 9, 2010 as dividend in advance for the current year. This reallocation was ratified by the Regular Shareholders Meeting held on April 12, 2011.

NOTE 24:	SALE OF IRSA’S AND APSA’S NON-CONVERTIBLE NOTES

During second quarter of fiscal year 2010, Cresud sold in two transactions on the secondary market, IRSA Class I Non-convertible Notes that it held, which accrue interest at fixed rate and fall due in 2017. As these are Non-convertible Notes issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 24: (Continued)

On November 29, 2010, the Company sold Non-convertible Notes for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

On December 10, 2010, the Company sold Non-convertible Notes for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

On April 18, 2011, APSA repurchased its Class I Non-Convertible notes from Cresud in a nominal amount of US$ 5,000,000, held by Cresud in its investment portfolio, which accrue interest at a fixed rate and mature in 2017. As a result from such sale, Cresud received revenues for the principal and accrued interest of US$ 5.1 million.

NOTE 25:	ASSIGNMENT OF RIGHTS AGREEMENT BETWEEN IRSA AND CRESUD

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the financial and voting economics and politics rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 bp rate.

NOTE 26:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 27:	SUBSEQUENT EVENTS

Class III and Class IV Negotiable Bonds

On July 18, 2011, interest installments of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,354 and US$ 344,743, respectively, for the period comprised between April 18, and July 18, 2011.

Issuance of Non-convertible Notes Class VIII

On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million.

Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date.

Corporate Notes Class VIII, denominated in US$ for a nominal amount of US$ 60 million, are due 36 months after the issue date and fully repayable at maturity. They shall bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

ScheduleA

Principal Account	Value at the beginning of the year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the fiscal year	Depreciation						Net carrying value as of June 30, 2011	Net carrying value as of June 30, 2010
					Rate %	Accumulated at the beginning of the fiscal year	Additions (3)	Decrease of the fiscal year	Current Year (1)	Accumulated at the end of the fiscal year
Real estate	201,831	29,431	13,111	218,151	—	—	—	—	—	—	218,151	201,831
Wire fences	9,815	3,872	370	13,317	3	1,385	—	78	322	1,629	11,688	8,430
Watering troughs	8,072	6,559	1,008	13,623	5	1,890	—	345	423	1,968	11,655	6,182
Alfalfa fields and meadows	9,255	503	2,608	7,150	12-25-50	4,068	—	1,217	1,182	4,033	3,117	5,187
Buildings and constructions	39,748	11,935	3,787	47,896	2	5,687	—	449	2,064	7,302	40,594	34,061
Machinery	12,692	1,429	124	13,997	10	9,458	68	852	605	9,279	4,718	3,234
Vehicles	3,725	863	437	4,151	20	1,937	60	304	509	2,202	1,949	1,788
Tools	269	22	2	289	10	177	2	2	14	191	98	92
Furniture and equipment	1,271	59	291	1,039	10	901	8	7	42	944	95	370
Feeder and drinking troughs	238	56	66	228	20	11	—	4	10	17	211	227
Corral and leading lanes	1,531	1,003	203	2,331	3	241	—	56	47	232	2,099	1,290
Roads	3,105	470	940	2,635	10	1,344	—	113	245	1,476	1,159	1,761
Facilities	18,224	2,494	220	20,498	10-20-33	9,882	33	294	1,126	10,747	9,751	8,342
Computer equipment	2,357	514	33	2,838	20	2,142	1	25	148	2,266	572	215
Silo plants	1,350	—	8	1,342	5	691	—	76	76	691	651	659
Constructions in progress	15,135	1,860	15,254	1,741	—	—	—	—	—	—	1,741	15,135
Advances to suppliers	1,187	111	—	1,298	—	—	—	—	—	—	1,298	1,187
Improvement in third´s real estate	—	34,124	—	34,124	3	—	2,330	—	—	2,330	31,794	—
Tree plantations (wood)	—	4,320	—	4,320	3	—	432	—	144	576	3,744	—
Posts	—	58	58	—	—	—	—	—	—	—	—	—

Total as of June 30, 2011	329,805	99,683	38,520	390,968		39,814	2,934	3,822	6,957	45,883	345,085	—

Total as of June 30, 2010	309,468	30,548	10,211	329,805		34,540	2,234	2,702	5,742	39,814	—	289,991

(1)	Included in Schedule H.
(2)	It includes additions for Ps.40,556 incorporated by merger with ANTA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible assets

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos – Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

ScheduleB

Principal Account	Value at the beginning of the fiscal year	Additions and/or transfer		Values at the end of the fiscal year	Depreciation					Net carrying value as of June 30, 2011	Net carrying value as of June 30, 2010
					Rate %	Accumulated at the beginning of the fiscal year	Additions (1)	Amount (2)	Accumulated at the end of the fiscal year
Pre-operating expenses (Bolivia)	842		—	842	20	252	—	168	420	422	590
Pre-operating expenses (Paraguay)	671		—	671	20	190	—	134	324	347	481
Concession rights	—	(1)	23,582	23,582	3	—	2,258	753	3,011	20,571	—

Total as of June 30, 2011	1,513		23,582	25,095		442	2,258	1,055	3,755	21,340	—

Total as of June 30, 2010	1,513		—	1,513		140	—	302	442	—	1,071

(1)	Incorporated by merger. See Note 14 to the Financial Statements.
(2)	Preoperative expenses are included in gain on equity investees in the Statements of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Financial Statements

as of June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule C

Securities	Amount	% of participation on the capital		Value as of June 30, 2011		Value as of June 30, 2010	Market Value as of June 30, 2011	INFORMATION ON THE ISSUER
								Principal activity	According to the latest balance sheet
									Capital	Income (loss) of the year	Shareholders’ equity
CURRENT ASSETS
Current Investments
Mutual Funds:
Fondo Bony Hamilton (US$)	6,627			27		14,554
Deutsche Managed Euro Fund (€)	—			—		53
Deutsche Managed Dollar Fund (US$)	4,684,363			19,065		4,925

Subtotal				19,092		19,532

Bonds and Notes (1)
Non-Convertible Notes IRSA 2017 (US$)- Interests	—			—		4,616
Non- Convertible Notes APSA 2017 (US$)-Interests	—			—		215
Global 2010 bonds	—			—		132
Bocon Pro 1 bonds	—			—		1
Mortgage bonds	—			—		135

Subtotal				—		5,099

Total current investments				19,092		24,631

NON-CURRENT ASSETS
Investments on controlled and related companies
Agro – Uranga S.A.							Unlisted	Agricultural livestock	2,500	13,340	33,378
Shares	893,069	35.72		11,924		10,191
Higher value of property				11,179		11,179

				23,103		21,370

IGSA (2)								Raising and grazing cattle
Shares	—	—		—		14,860

				—		14,860

Cactus							Unlisted	Exploitation and administration of agriculture products and raising cattle	11,217	(31,214)	(10,900)
Shares	8,973,684	80.00	(4)(3)	(8,720	)(3)	2,071

				(8,720)		2,071

Fy O.Com							Unlisted	Gives information about markets through internet, Brokerage e intermediation on spot and future markets	1,500	(1,930)	12,090
Shares	987,426	65.85		7,962		2,723

				7,962		2,723

ANTA (2)								Agricultural and forestal
Shares	—	—		—		56,234
Concession rights				—		19,813

				—		76,047

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Financial Statements

as of June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule C (Continued)

Securities	Amount	% of participation on the capital		Value as of June 30, 2011		Value as of June 30, 2010		Market Value June 30, 2011	INFORMATION ON THE ISSUER
									Principal activity	According to the latest balance sheet
										Capital	Income (loss) of the year	Shareholders’ equity
Agrology								Unlisted	Investing	268,560	43,762	332,592
Shares	268,559,946	100.00		313,079		256,840

				313,079		256,840

FyO Trading								Unlisted	Brokerage	20	—	20
Shares	726	3.63		1		1

				1		1

EAASA								Unlisted	Meat packing industry	35,615	(30,272)	9,044
Shares	4,895	0.01	(3)(4)	1	(3)	5

				1		5

IRSA								5.83	Real estate	578,676	282,101	2,481,816
Shares	292,811,013	50.60		1,255,802		1,282,481
Higher values (5)				158,244		178,148

				1,414,046		1,460,629

BrasilAgro							(6)	10.70	Agricultural and Real Estate	875,381	25,034	1,537,176
Shares (10)	20,883,916	35.75		609,397		290,832
Higher values (7)				122,974		6,887
Warrants (10)	260,702			10,786		—

				743,157		297,719

Agrotech								Unlisted	Investing	50	(34)	15
Shares	48,500	97.00		15		—

				15		—

Pluriagro								Unlisted	Investing	50	389	533
Shares	48,500	97.00		517		—

				517		—

Northagro								Unlisted	Investing	50	389	533
Shares	48,500	97.00		517		—

				517		—

				2,493,678		2,132,265

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Financial statements

as of June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of June 30, 2011	Value as of June 30, 2010	Market value June 30, 2011	INFORMATION ON THE ISSUER
						Principal activity	According to the latest balance sheet
							Capital	Income (loss) of the year	Shareholders’ equity
BrasilAgro negative goodwill (8)			(73,947)	(14,765)
BrasilAgro goodwill			23,889	6,965
IRSA negative goodwill (9)			(296,278)	(330,413)
IRSA Goodwill			6,712	6,712
Cactus goodwill			4,978	4,978
Allowance for impairment of Cactus goodwill			(4,978)	(4,978)

			(339,624)	(331,501)

Subtotal			2,154,053	1,800,764

OTHER INVESTMENTS
Non-Convertible Notes IRSA 2017 (US$)	—		—	72,174
Non-Convertible Notes APSA 2017 (US$)	5,000,000		—	9,847
Coprolán			21	21	Unlisted

Subtotal			21	82,042

Total Non-current investments			2,154,075	1,882,806

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1, 2010, is effective the merger of Cresud with IGSA and Anta (See Note 14 to the financial statements).
(3)	Recovery estimated value as of June 30, 2010 and 2011.
(4)	Included in Other liabilities.
(5)	Consist of Ps. 4,714 higher value of inventory, Ps. 70,813 higher value of investments, Ps. 108,300 higher value of fixed assets, Ps. 23,206 reversal of IRSA negative goodwill, Ps. 3,540 higher value of intangible assets, Ps. 19,885 less value of loans, and Ps. (72,214) higher value of tax effect.
(6)	Total in reais
(7)	Consist of Ps. 189,250 higher value of fixed assets y Ps. (66,276) higher value of tax effect.
(8)	The change as regards the previous year corresponds to amortization for Ps. (59,182).
(9)	The change as regards the previous year corresponds to amortization for Ps. 34,135.
(10)	See Note 13.1.a).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule E

Item	Balances at beginning of the fiscal year		Increases		Decreases/ Applications	Value as of June 30, 2011	Value as of June 30, 2010
Deducted from assets
For Doubtful accounts	630	(1)	42	(1)	(53)	619	630
Included in liabilities
For pending lawsuits	1,768	(2)	10	(2)	(97)	1,681	1,768

Total as of June 30, 2011	2,398		52		(150)	2,300	—

Total as of June 30, 2010	787		1,770		(159)	—	2,398

(1)	Included in Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule F.1

	Crops		Beef Cattle		Milk		Other		Total
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Inventories at the beginning of the fiscal year:								—
Beef Cattle	—	—	138,807	78,710	—	—	—	—	138,807	78,710
Crops	41,566	42,250	—	—	—	—	—	—	41,566	42,250
Seeds and fodder	758	705	—	—	—	—	—	—	758	705
Materials and others	—	—	614	579	—	—	873	932	1,487	1,511

	42,324	42,955	139,421	79,289	—	—	873	932	182,618	123,176

Unrealized gain on inventories- Beef cattle	—	—	60,752	80,021	—	—	—	—	60,752	80,021
Unrealized gain (loss) on inventories – Crops and raw materials	(3,118)	40	—	—	—	—	131	—	(2,987)	40
Production	251,535	127,265	44,657	20,830	28,800	24,769	—	—	324,992	172,864
Transfer of inventories sold	—	—	10,346	—	—	—	—	—	10,346	—
Transfer of inventories to property and equipment	—	—	—	—	—	—	(939)	(1,521)	(939)	(1,521)
Transfer of inventories to expenses	(12,518)	(3,646)	(412)	(143)	(419)	(354)	(5,102)	(3,175)	(18,451)	(7,318)
Incorporated by merger with IGSA	—	—	—	3,171	—	—	—	8	—	3,179
Incorporated by merger with ANTA	10,073	—	—	—	—	—	84	—	10,157	—
Purchases	49,280	17,849	3,728	2,935	—	—	6,613	4,457	59,621	25,241
Operating Expenses - Schedule H	—	—	—	—	—	—	5,777	5,713	5,777	5,713
Inventories at the end of the year					—	—	—
Beef Cattle	—	—	(206,745)	(138,807)	—	—	—	—	(206,745)	(138,807)
Crops	(95,501)	(41,566)	—	—	—	—	—	—	(95,501)	(41,566)
Seeds and fodder	(982)	(758)	—	—	—	—	—	—	(982)	(758)
Materials and others	—	—	(38)	(614)	—	—	(1,963)	(873)	(2,001)	(1,487)

Cost of sales	241,093	142,139	51,709	46,682	28,381	24,415	5,474	5,541	326,657	218,777

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the fiscal year beginning as from July 1, 2010 and 2009 and ended June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule F.2

	Crops		Beef Cattle		Milk		Total
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Inventories at the beginning of the fiscal year:
Beef Cattle	—	—	—	—	18,848	14,226	18,848	14,226
Unharvested crops and other unharvested	11,166	5,160	—	—	—	—	11,166	5,160
Seeds and fodder	—	—	2,190	1,694	499	426	2,689	2,120
Materials and others	25,477	15,925	876	686	382	426	26,735	17,037

	36,643	21,085	3,066	2,380	19,729	15,078	59,438	38,543

Unrealized gain on inventories- Beef cattle	—	—	—	—	9,198	4,328	9,198	4,328
Unrealized gain (loss) on inventories – Crops and raw materials	8,418	1,991	(215)	—	361	—	8,564	1,991
Production	—	—	7,680	2,996	2,477	1,274	10,157	4,270
Transfer of inventories sold	—	—	—	—	(10,346)	—	(10,346)	—
Transfer of property and equipment	(722)	(1,722)	—	—	—	—	(722)	(1,722)
Transfer of inventories to expenses de Materials and others	(60,244)	(44,559)	(5,413)	(4,149)	(8,445)	(6,800)	(74,102)	(55,508)
Incorporated by merger with IGSA	—	—	—	35	—	—	—	35
Incorporated by merger with ANTA	4,252	—	—	—	—	—	4,252	—
Purchases / increase in Unharvested crops by consume	96,772	60,485	1,905	1,858	8,503	5,839	107,180	68,182
Operating Expenses Schedule H	187,948	119,344	24,526	21,796	23,833	20,393	236,307	161,533
Inventories at the end of the year:	—
Beef Cattle	—	—	—	—	(20,134)	(18,848)	(20,134)	(18,848)
Unharvested crops and other unharvested	(30,897)	(11,166)	—	—	—	—	(30,897)	(11,166)
Seeds and fodder	—	—	(6,072)	(2,190)	(955)	(499)	(7,027)	(2,689)
Materials and others	(50,930)	(25,477)	(857)	(876)	(256)	(382)	(52,043)	(26,735)

Cost of production	191,240	119,981	24,620	21,850	23,965	20,383	239,825	162,214

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Financial Statements

as of June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule G

Item	June 30, 2011				June 30, 2010
	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of currency foreign		Amount in local currency
CURRENT ASSETS
CASH AND BANK
Cash and Banks in Dollars	US$	136	4.070	552	US$	167	649
Cash and Banks in Brazilian Reais	Rs	6	2.51	16	Rs	2	5
Cash and Banks in Euros		€9	5.906	52		€8	37
Cash and Banks in Yenes	JPY	79	0.050	4	—	—	—
INVESTMENTS
Mutual Funds	US$	4,691	4.070	19,092	US$	5,006	19,479
Mutual Funds	—					€11	53
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
- Non-Convertible Notes IRSA 2017 (US$) - Interest	—	—	—	—	US$	1,174	4,616
- Non-Convertible Notes APSA 2017 (US$) - Interest	—	—	—	—	US$	55	215
TRADE ACCOUNTS RECEIVABLES
Trade Accounts Receivables	US$	8,057	4.070	32,794	US$	4,017	15,629
Receivables – Real estate	—	—	4.070	—	US$	725	2,821
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	8,191	4.110	33,347	US$	349	1,370
OTHER RECEIVABLES
Guarantee deposits	US$	156	4.070	633	US$	671	2,611
Premiums paid	US$	717	4.070	2,919	—	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	14,801	4.110	60,830	—	—	—
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	—		—	US$	4,267	16,775
OTHER INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
Non-Convertible Notes IRSA 2017	—	—	—	—	US$	18,360	72,174
Non- Convertible Notes APSA 2017	—	—	—	—	US$	2,505	9,847

Total US$	US$	36,749		150,167	US$	37,296	146,186

Total Rs	Rs	6		16	Rs	2	5

Total €		€9		52		€19	90

Total JPY	JPY	79		4	JPY	—	—

TOTAL ASSETS		36,843		150,239		37,317	146,281

US$:	US Dollars
Rs:	Brazilian Reais
€:	Euros
JPY:	Yenes

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (Continued)

Financial Statements

as of June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule G (Continued)

Item	June 30, 2011				June 30, 2010
	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNTS PAYABLE
Suppliers	US$	7,357	4.110	30,239	US$	4,576	17,987
Accrual for inputs and other expenses	US$	33	4.110	137	US$	1,629	6,404
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	6,009	4.110	24,787	US$	28	109
SHORT- TERM DEBTS
Bank Loans	US$	28,027	4.110	115,191	US$	30,049	118,123
- Interest payable - Bank loans	US$	44	4.110	180	US$	523	2,054
Non-convertible notes class II	—	—	—	—	US$	8,967	35,251
Non-convertible notes class IV	US$	13,382	4.110	54,998	—	—	—
Non-convertible notes Class VI	US$	8,712	4.110	35,806	—	—	—
Interest payable – Non-convertible notes	US$	439	4.110	1,805	US$	39	153
OTHER LIABILITIES
Premiums collected	US$	164	4.110	672	US$	151	595
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	44	4.110	179	US$	8,374	32,917
NON-CURRENT LIABILITIES
LONG-SHORT DEBTS
Non-convertible notes class IV	US$	4,461	4.110	18,333		—	—
Non-convertible notes Class VI	US$	24,261	4.110	99,712	—	—	—
Non-convertible notes Class VII	US$	2,079	4.110	8,546	—	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	1,875	4.110	7,707	—	—	—
ERSA	US$	1,875	4.110	7,707	—	—	—
OTHER LIABILITIES
Advances for concession of rights	US$	813	4.110	3,344	US$	813	3,166

TOTAL LIABILITIES	US$	99,575		409,343	US$	55,149	216,759

US$:	US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal year beginning as from July 1, 2010 and 2008 and ended June 30, 2011 and 2010

(In thousands of pesos - Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

Schedule H

Item	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of June 30, 2011	Total as of June 30, 2010
	Crops	Beef Cattle	Milk	Other	Total
Directors’ fees	—	—	—	—	—	—	2,070	2,070	1,805
Fees and payments for services	—	—	—	—	—	—	4,154	4,154	2,994
Salaries, annual bonus and social security	8,244	6,130	4,428	58	18,860	—	23,829	42,689	36,643
Taxes, rates and contributions	1,751	478	150	—	2,379	—	1,467	3,846	1,945
Gross sales taxes	—	—	—	—	—	10,046	—	10,046	5,097
Doubtful accounts	—	—	—	—	—	8	—	8	258
Office and administrative expenses	—	—	—	—	—	—	6,755	6,755	6,371
Bank commissions and expenses	—	—	—	—	—	—	1,068	1,068	1,463
Depreciation de Property and equipment	3,771	1,769	1,116	7	6,663	—	294	6,957	5,742
Depreciations of Intangible Assets	—	—	—	—	—	—	753	753
Vehicle and traveling expenses	1,315	600	158	—	2,073	—	1,705	3,778	2,849
Spare parts and repairs	1,686	1,245	906	20	3,857	—	66	3,923	5,840
Insurance	527	294	58	5	884	—	456	1,340	1,062
Benefits to Employees	703	717	393	—	1,813	—	1,131	2,944	2,165
Livestock expenses (1)	—	12,015	—	—	12,015	1,177	—	13,192	11,173
Dairy farm expenses (2)	—	—	15,761	—	15,761	614	—	16,375	12,518
Agricultural expenses (3)	166,253	—	—	5,467	171,720	39,873	—	211,593	127,695
General expenses	3,248	1,192	851	82	5,373	—	—	5,373	4,582
Health and safety cost	450	86	12	138	686	—	35	721	544

Total as of June 30, 2011	187,948	24,526	23,833	5,777	242,084	51,718	43,783	337,585	—

Total as of June 30, 2010	119,344	21,796	20,393	5,713	167,246	25,900	37,600	—	230,746

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of June 30, 2011:

	Trade Account Receivables	Other receivables	Section 33 Law 19.550
			Agro-Uranga S.A.
			Other Credits
Current	322	11,044	46
Not current	—	58,194	—

b.	Trade accounts receivable and other receivables to fall due as of June 30, 2011:

Maturity	Trade account receivable	Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	Cactus	Acres	Cresca S.A.	EAASA	Agro- Uranga S.A.	BrasilAgro
		Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
09.30.11	50,991	37,160	21	488	874	699	607	96	22

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

3.	(Continued)

		Law No. 19,550 Section 33
Maturity	Other Receivables	Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Helmir S.A.	Tarshop S.A.	Northagro S.A.	Pluriagro S.A.	Agrotech S.A.	Cactus	EAASA	Cresca	Emprendi- miento Recoleta S.A.
		Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
09.30.11	32,629	—	—	—	—	4,906	10,872	18,641	148	366	366	49	22,497	6	1	61
12.31.11	12,752	766	9,885	8,743	358	—	—	—	—	—	—	—	—	—	—	—
03.31.12	1,576	17,708	—	—	4,688	—	—	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of June 30, 2011.

b.	Debts without a due date as of June 30, 2011.

					Section 33 Law N° 19.550
	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Cactus Other liabilities	Provisions
Current	—	262,292	—	—	—	—
Non current	—	—	96,528	3,475	8,720	1,681

c.	Debts to fall due as of June 30, 2011.

		Law No. 19,550 Section 33
		Agro-Uranga S.A.	FyO.Com	Panamerican Mall S.A.	Cresca	Emprendimiento Recoleta S.A.	Cactus
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
09.30.11	114,202		24,696	1	91	5	1,221

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

4.	(Continued)

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
Maturity	Short-term debt	Emprendimiento Recoleta S.A.	Salaries and social security payable	Taxes payable	Other liabilities	IRSA	Cactus	Nuevas Fronteras S.A. (1)	Panamerican Mall S.A.	Cyrsa S.A.	APSA
		Short-term debt				Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
09.30.11	23,734	46	25,743	1,205	9,269	7,614	3	13	5	85	11,450
12.31.11	44,857	—	—	4,930	1,087	—	—	—	—	—	—
03.31.12	44,857	—	2,650	76	14	—	—	—	—	—	—
06.30.12	165,934	—	—	76	—	—	—	—	—	—	—
09.30.12	86,872	2,569	—	—	—	—	—	—	—	—	—
12.31.12	68,559	2,569	—	—	—	—	—	—	—	—	—
03.31.13	41,604	2,569	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
In Pesos	18,519	4,525	11	22	485	874	—	96	607
In US Dollars	32,794	32,635	10	—	3	—	699	—	—

		Law No. 19,550 Section 33
		Agro-Uranga S.A.	Tarshop S.A.	Ombú	Acres	Helmir S.A.	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	Cactus	Agrotech	EAASA	Emprendimiento Recoleta S.A.
	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables
In Pesos	112,643	—	148	—	5	—	—	—	10,872	4,906	366	366	22,497	50	6	61
In US Dollars	3,552	46	—	18,474	5,041	18,641	9,885	8,743	—		—	—	—	—	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

5.	(Continued)

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA
	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	51,313	37,160	21	22	488	874	699	96	607

		Law No. 19,550 Section 33
		Tarshop S.A.	Ombú	Agro-Uranga S.A.	Helmir S.A.	Acres	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	Agrotech S.A.	Cactus	EAASA	Emprendimiento Recoleta S.A.
	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables	Other receiv -ables
Outstanding balances accruing interests	3,246	—	17,708	—	18,421	4,688	9,485	8,379	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	112,949	148	766	46	220	359	400	364	10,872	4,906	366	366	49	22,497	6	61

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Cresca	Emprendimiento Recoleta S.A.	Cactus
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Pesos	83,729	—	—	5	1,221
In US Dollars	30,376	24,696	91	—	—

		Company Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cactus	Cyrsa S.A.	APSA
	Short-term debt	Short-term debt	Salaries and social security payable	Taxes payable	Other receivables	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Provisions
In Pesos	404,184	—	28,393	102,815	9,829	7,435	13	5	8,723	85	11,450	1,681
In US Dollars	334,525	7,753	—	—	4,016	179	—	—	—	—	—	—

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

6.	(Continued)

b.	All outstanding debts are not subject to adjustment clauses.

Law No. 19,550 Section 33
	Trade accounts payable	Panamerican Mall S.A.	FyO.Com	Cresca	Emprendimiento Recoleta S.A.	Cactus
		Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	—	—	—	—	—	—
Outstanding balances not accruing interests	114,202	1	24,696	91	5	1,221

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Cactus	Nuevas Fronteras S.A.	Cyrsa S.A.	Panamerican Mall S.A.	APSA
	Short- term debt	Short- term debt	Salaries and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other receivables	Other liabilities	Other liabilities	Provisions
Outstanding balances accruing interests	734,616	7,707	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	4,093	46	28,393	102,815	13,845	7,614	8,723	13	85	5	11,450	1,681

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2011 are described in captions 3,4,5 and 6 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2011 there were advance payments to directors for Ps. 781, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (Revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each year-end.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(In thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	123,647	46,630
Vehicles	Third parties, theft, fire and civil liability	4,485	1,949

16.	CONTINGENCIES

As of June 30, 2011 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007
Current Assets	2,265,588	1,453,381	1,157,655	736,865	216,774
Non-current Assets	7,467,830	5,384,507	4,818,401	1,332,895	855,106

	9,733,418	6,837,888	5,976,056	2,069,760	1,071,880

Current Liabilities	2,364,192	1,928,717	1,313,912	262,348	167,691
Non-current Liabilities	2,809,241	1,315,970	1,413,278	43,914	78,398

	5,173,433	3,244,687	2,727,190	306,262	246,089

Minority Interest .	2,346,448	1,625,008	1,435,982	1,160	837

Shareholders’ Equity	2,213,537	1,968,193	1,812,884	1,762,338	824,954

	9,733,418	6,837,888	5,976,056	2,069,760	1,071,880

Comparative Income Structure

	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007
Operating income (loss)	727,128	586,970	215,403	43,612	38,009
Financial and holding results	(368,992)	(201,342)	44,656	(52,268)	(10,458)
Other income and expenses, net and gain equity investees	172,497	151,175	65,090	34,325	35,948
Management agreement fees	(23,618)	(20,601)	(13,641)	(2,171)	(5,485)

Operating Net income	507,015	516,202	311,508	23,498	58,014
Income tax (expense) benefit	(125,443)	(145,952)	(92,682)	(284)	(8,375)
Minority interest	(169,007)	(184,844)	(94,210)	(266)	(277)

Net income	212,565	185,406	124,616	22,948	49,362

Production volume

	Three- month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three- month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three- month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June, 30 2008	Accumulated July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007
Beef Cattle (in Kgs.)	1,350,874	6,518,971	1,355,420	5,658,985	1,644,089	7,111,659	1,733,240	8,786,290	1,800,690	9,913,183
Butyraceous (in Kgs.)	160,679	778,256	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121
Crops (in quintals)	2,725,363	4,081,254	2,419,010	3,226,160	1,343,206	2,158,577	1,375,953	1,981,463	1,037,494	1,741,601

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Sales volume

	Three- month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three- month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three- month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three- month period June, 30 2008	Accumulated July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007
Beef Cattle (in Kgs.)	2,230	8,472	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398
Butyraceous (in Kgs.)	160,079	778,256	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121
Crops (in quintals)	1,948,913	3,571,503	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184	843,002	1,246,520

Local Market

	Three- month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three- month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three- month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three- month period June, 30 2008	Accumulated July 1, 2007 to June 30, 2008	Three- month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007
Beef Cattle (in Kgs.)	2,230	8,472	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398
Butyraceous (in Kgs.)	160,079	778,256	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121
Crops (in quintals)	1,948,913	3,571,503	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184	833,002	1,236,520

Export (not applicable)

Ratios

	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007
Liquidity	0.96	0.75	0.88	2.809	1.293
Solvency	0.43	0.61	0.66	5.754	3.352
Non-current assets to assets	0.77	0.79	0.81	0.644	0.798
Return on Equity (1)	0.10	0.10	0.07	0.018	0.068

(1)	Result of the year divided average shareholder’s equity.

Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. The company expects to complete this training throughout 2011. In addition, as it was provided, the process for the initial identification of regularly differences is already under way.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

C.U.I.T.: 30-50930070-0

Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2011 and 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 27 and exhibits A, B, C, E, F.1, F.2, G and H. Furthermore, we have audited the consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the years ended on June 30, 2011 and 2010 and the notes 1 to 17, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria set out in point 1. present fairly, in all material respects, its financial position at June 30, 2011 and 2010 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm

(Cont.)

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

4.	In accordance with current regulations we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2011, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 2,295,132 none of which was claimable at that date.

e)	we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 8, 2011.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 167 F° 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 29, 2011